Exhibit 99.1

PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED, AS INDICATED BY “[***]”,
BECAUSE THEY ARE BOTH (I) NOT MATERIAL AND (II) IS THE TYPE OF
INFORMATION THAT THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL.

            1 FEBRUARY 2024

(1)       PHILIP MORRIS PRODUCTS S.A.

AND

(2)        NICOVENTURES TRADING LIMITED

SETTLEMENT AGREEMENT

CONTENTS

BACKGROUND		5
1.	OBLIGATIONS OF THE PARTIES	8
2.	DISMISSAL OF PROCEEDINGS	9
3.	RECISSION OF THE ITC EXCLUSION ORDER AND TERMINATION OF INJUNCTIONS	10
4.	MUTUAL RELEASE	11
5.	RELEASED CLAIMS COVENANT NOT TO SUE	13
6.	EXISTING PRODUCTS’ PATENT FAMILIES COVENANTS NOT TO SUE	13
7.	[***] COVENANTS NOT TO SUE	14
8.	SCHEDULE OF EXISTING PRODUCTS	15
9.	[***] COVENANT NOT TO SUE	16
10.	[***] ROYALTY	19
11.	CHANGED PRODUCTS COVENANT NOT TO SUE – [***] CHANGED PRODUCTS	20
12.	CHANGED PRODUCTS COVENANT NOT TO SUE – OTHER HNB CHANGED PRODUCTS	21
13.	CHANGED PRODUCTS COVENANT NOT TO SUE – VAPOUR PRODUCTS	22
14.	ROYALTY	22
15.	ASSESSMENT OF A PRODUCT AGAINST A PATENT FAMILY	23
16.	PROTOCOL FOR THE ASSESSMENT OF COMPLIANCE	42
17.	PROTOCOL FOR AGREEING THE RELEVANT ROYALTY-BEARING PATENT FAMILIES	51
18.	ROYALTY MECHANISM TO DETERMINE ROYALTY RATES RESULTING FROM THE LAUNCH OF A CHANGED PRODUCT AND FOR [***] SECTION 18 PRODUCTS	55
19.	ROYALTY PAYMENT	58
20.	LICENCE TO [***] OF SPECIFIC [***] PATENTS	60

21.	ACQUIRED OR DISPOSED PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS	61
22.	SUBLICENSABLE INTELLECTUAL PROPERTY RIGHTS	65
23.	MANUFACTURING AND R&D COVENANT NOT TO SUE	66
24.	ACCESSORIES, REPLACEMENT PARTS, AND UPGRADE PARTS COVENANT NOT TO SUE	66
25.	THIRD PARTIES	68
26.	INTELLECTUAL PROPERTY RIGHTS MANAGEMENT	69
27.	TERM AND TERMINATION	69
28.	CONFIDENTIALITY	71
29.	WARRANTIES, DISCLAIMERS, AND DUTY TO MITIGATE	73
30.	LIMITATION RIGHT	78
31.	VALIDITY CHALLENGES, CHALLENGES TO THE ENTITLEMENT OF A PATENT AND CHALLENGES TO REGISTERABLE INTELLECTUAL PROPERTY RIGHTS	79
32.	INJUNCTIONS AND PRE-ACTION COMMUNICATION	79
33.	[***] STANDSTILL AGREEMENT	80
34.	NO PRECEDENT	80
35.	ANNOUNCEMENTS	81
36.	ADVISORY COMMITTEE	82
37.	DESIGNATED ASSOCIATED COMPANIES	84
38.	SANCTIONS	89
39.	GOVERNING LAW	89
40.	JURISDICTION	89
41.	GENERAL	90
SCHEDULE 1 - DEFINITIONS		116
SCHEDULE 2.1(A) - PROCEEDINGS

SCHEDULE 2.1(B) – AGREED FORM ORDERS
SCHEDULE 2.5 – OTHER AGREED FORM DOCUMENTS IN RELATION TO THE PROCEEDINGS
SCHEDULE 3.1 – FORM ITC PETITION, LETTER AND LICENSE
SCHEDULE 3.3 – OTHER INJUNCTIONS
SCHEDULE 18.3 – ROYALTY MECHANISM EXAMPLES
SCHEDULE 19.7 – INDEPENDENT ACCOUNTANT
SCHEDULE 28.2 – CONFIDENTIALITY UNDERTAKINGS
SCHEDULE 29.2 – PMP DISCLOSURES AGAINST WARRANTIES
SCHEDULE 29.3 – BAT DISCLOSURES AGAINST WARRANTIES
SCHEDULE 35.2 – PRESS RELEASE
SCHEDULE 1.1.92 – EXISTING DAC
SCHEDULE 1.1.94 – EXISTING PRODUCTS
SCHEDULE 1.1.220 – RELEASED PATENT FAMILIES
SCHEDULE 1.1.222 – RELEASED PRINCIPAL BRANDS
SCHEDULE 1.1.249 – ROYALTY [***]
EXHIBIT A – ADR EXHIBIT
EXHIBIT B – STANDSTILL EXHIBIT
CONFIDENTIAL EXHIBIT 3A – PMP COMFORT LETTER
CONFIDENTIAL EXHIBIT 3B – BAT COMFORT LETTER

This Settlement Agreement (“Agreement”) by and between: (1) Philip Morris Products S.A., a corporation organised under the laws of Switzerland, with offices at Quai Jeanrenaud 3, 2000 Neuchâtel, Switzerland (“PMP”); and (2) Nicoventures Trading Limited, a company registered in England and Wales with registered office at Globe House, 1 Water Street, London, WC2R 3LA (“BAT”) is entered into as of the Effective Date.

Capitalised terms used but not defined in context have the meanings given them in Schedule 1 of this Agreement.

BACKGROUND

A.
Each Party develops and/or commercialises a range of potentially reduced-risk tobacco and nicotine products, including the Products, and each Party has a wide portfolio of Patents including those which relate to the Products.

B.	PMP owns Patents which it considers to be valid and infringed by Products of BAT. BAT owns Patents which it considers to be valid and infringed by Products of PMP.

C.	The Parties are party to the Proceedings relating to certain Patents and certain Products.

D.
To avoid the time and expense of the Proceedings and without any admission of liability or fault, the Parties desire to enter into a full, final, complete and global settlement of the Proceedings. The settlement of the Proceedings is intended to “wipe the slate clean” (i.e., bring an end to the Proceedings and release certain past and future claims) and protect Existing Products, in the form and presentation as sold on or before [***], from further proceedings in the Territory other than Excepted Claims.

E.
In order to limit future disputes between the Parties and their respective Supply Chain Entities, whilst promoting continued innovation, the Parties have agreed a number of inter-related mechanisms to prospectively avoid certain Patent and other Intellectual Property Rights disputes relating to certain Products. The mechanisms include potentially royalty-bearing Covenants not to Sue and licences in the Territory and the ADR Procedure. In view of the inter-relationship between these mechanisms, the Parties recognise that no royalty rates can be viewed in isolation, being part of a heavily negotiated settlement of existing and prospective disputes between two uniquely situated Parties.

F.
The Products include a product [***] referred to in this Agreement as [***]. In order to provide the certainty of a Covenant not to Sue for [***], the Parties have agreed that the potential royalty liability of BAT to PMP for [***] will be based upon the claims of certain Patents of PMP, including certain patent [***].

G.	Any further agreement between the Parties in relation to products outside of the aegis of this Agreement, may be the subject of an Agreement Part 2.

H.	In view of the complexity of agreed arrangements encompassed by this Agreement, the following roadmap is provided for orientation purposes only:

(a)          the Parties have agreed to dismiss proceedings between them in accordance with Section 2 (including the rescission of the ITC Limited Exclusion Order and/or Cease and Desist Order and rescission of the injunctions in accordance with Section 3). The Parties will bear their own costs of the Proceedings, save to the extent any costs orders have been made and paid prior to the Effective Date. The Parties provide the mutual releases and Covenants not to Sue in relation to the Released Claims in accordance with Sections 4 and 5;

(b)          perpetual Covenants not to Sue are given in the Territory in relation to:

(i)          Existing Products as these were marketed on or before [***] basis (Section 5);

(ii)          [***] on either a royalty-free or royalty-bearing basis (Sections 9 and 10);

(iii)         Changed Products on a potentially royalty-bearing basis (Sections 11, 12, 13 and 14);

(iv)         the Parties’ respective Changed Products or [***] in respect of Patent Families used in the Parties’ respective Existing Products (Section 6);

(v)          (1) the Parties’ respective Changed Products or [***] in the Parties’ respective Existing Products (excluding [***]); (2) [***] Changed Products [***]; and (3) Other HNB and Vapour Changed Products [***] in the applicable Party’s Existing Products in the same Product [***] (Section 7); and

(vi)         Accessories on a [***] basis; and Replacement Parts and Upgrade Parts on a [***] basis (Section 24),

(collectively, the Existing Products, [***] and the Changed Products are referred to hereinafter as the “Part 1 Products”);

(c)          to benefit from the Covenants not to Sue, [***] and each of the Changed Products must be Compliant in accordance with the applicable criteria (as set out in Sections 9.4, 11.3, 12.2 and 13.2 and as assessed using the protocol in Section 16);

(d)          the protocol in Section 17 and the assessment procedure in Section 15 is used to determine the Relevant Patent Families for royalty purposes.

(e)          for [***], the royalty rate is determined based on the royalty [***] set out in Section 10 and [***], and, if [***] is determined to be royalty-bearing, then this royalty rate is determined and applied [***] for HNB Products [***] in accordance with Section 10.

(f)          for Changed Products, the royalty rate (if any) for each Device or Consumable is calculated using [***] set out in Section 14 and applying the Royalty

Mechanism of Section 18 to that Device or Consumable in accordance with Section 18, then this royalty rate is applied [***] of that Device or Consumable [***].

(g)          Provision is included for the [***] to change during the Term. Payment is made as set out in Section 19.

(h)          in order to streamline and simplify the assessment of whether royalties are due, the Parties have agreed to use a [***] Patent [***] for HNB Products [***]. However, in some cases for HNB Products where for the [***] Patent there is no [***] designation, [***] may be substituted although English law would be applied to the assessment and if that [***] designation is invalidated through a Validity Challenge that [***] Patent would not be available for assessment. For Vapour Products the [***] are used as [***] Patents;

(i)          the Parties are mindful of the considerable disruption which may be caused by patent proceedings being brought against manufacturing facilities and therefore a Covenant not to Sue is given in the Territory in relation to manufacture, which also covers the manufacture of Products and their Components that are not Part 1 Products and the manufacture of ARUs and their Components, in accordance with Section 23;

(j)          the Parties are mindful of the considerable disruption which may be caused by Measures and therefore the Parties will not seek, assist, or permit entry or enforcement of Measures based on Patents in accordance with Section 32;

(k)          [***] grants to [***] a licence to the [***] Patents in [***] as set out in Section 20;

(l)          each Party provides assurances to the other Party regarding their performance and compliance of its [***] Companies and Representatives in accordance with Section 1 and further assurances in relation to Third Parties in Section 25;

(m)         the Parties have established an Advisory Committee as a forum to discuss and mitigate potential disputes under this Agreement and facilitate communication between the Parties relating to the good operation of this Agreement as set out in Section 36;

(n)          the Parties have established a comprehensive and exclusive dispute resolution framework as set out in the ADR Exhibit for any Dispute between them as to the scope, rights and obligations granted under this Agreement including but not limited to resolving whether particular products are Part 1 or Part 2 Products or other products; and

(o)          the Parties have agreed to a litigation standstill in respect of certain products as set out in the Standstill Exhibit.

Now therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	OBLIGATIONS OF THE PARTIES

1.1          Each of Philip Morris Products S.A. and Nicoventures Trading Limited hereby unconditionally and irrevocably agrees with the other, subject to Section 37, to procure the compliance, including the performance of all obligations, by its Associated Companies and its and their Representatives with the terms and conditions of this Agreement as if they too were parties to this Agreement.

1.2           Each of Philip Morris Products S.A. and Nicoventures Trading Limited shall be liable for the non-compliance of its Affiliates and its and their Representatives and shall indemnify and hold harmless the other, its Affiliates and their Representatives and Supply Chain Entities in respect of (subject to Sections 29.7, 29.8, and 37) all losses, damages, costs, expenses, charges, penalties and other liabilities (including reasonable legal and other professional fees) incurred or suffered by the other, its Affiliates and their Representatives or Supply Chain Entities arising out of or in connection with: (1) any breach of a Covenant not to Sue by the indemnifying party or its Representatives; or (2) any breach of a Covenant not to Sue or any non-performance or non-compliance of any kind by the indemnifying party’s Associated Companies or their respective Representatives under this Agreement.

1.3          PMP and BAT are each individually referred to herein as a “Party” and collectively as the “Parties”. Unless expressly specified otherwise, references in this Agreement to a Party (including references to “PMP” and to “BAT”) shall be deemed to include that Party’s Affiliates, and an obligation on a Party shall include an obligation to procure that its Affiliates comply with the same obligation, and a right of a Party shall be for the benefit of that Party and its Affiliates. References in this Agreement to Philip Morris Products S.A. and Nicoventures Trading Limited shall be references to those companies excluding their Affiliates, and Philip Morris Products S.A. and Nicoventures Trading Limited are each individually referred to herein as the “Signatory” as the case may be.

1.4           A reference to a Supply Chain Entity shall be deemed to include its Representatives for the purposes of Sections 25.2, 28, 31, and 41.8.

1.5           The Mutual Release in Section 4.1 and, subject to Sections 1.6 and 1.7, each Covenant not to Sue or licence (including those granted under Sections 3 and 20.1) under this Agreement or undertaking to procure that a Third Party Covenants not to Sue, given by BAT or PMP, is for the benefit of the other Party and its Representatives and Connected Persons (solely to the extent that the acts of such Connected Persons relate to the applicable Products of such Party), subject to such Connected Person undertaking all applicable acts described in Section 25.4.

1.6          For the purposes of Sections 6.1, 7.1, 7.3, and 9.2, the Covenant not to Sue is a Covenant not to Sue: (1) BAT and its Representatives; and (2) solely to the extent that their acts relate to [***] and Changed Products of BAT, Connected Persons of BAT, subject to such Connected Persons undertaking all applicable acts described in Section 25.4.

1.7            For the purposes of Sections 6.2, 7.2, and 7.4, the Covenant not to Sue is a Covenant not to Sue: (1) PMP and its Representatives; and (2) solely to the extent that their acts relate to

Changed Products of PMP, Connected Persons of PMP, subject to such Connected Persons undertaking all applicable acts described in Section 25.4.

1.8            Without prejudice to Section 1.1, the Covenants not to Sue in this Agreement shall not apply to, and the Released Claims shall not include, any claims in respect of any breach of this Agreement.

1.9           The Covenants not to Sue granted hereunder shall be deemed to incorporate an obligation on the granting Party to procure that its [***] Companies shall comply with such Covenants not to Sue as if those [***] Companies had granted such Covenants not to Sue, for so long as such [***] Companies are an Associated Company of the granting Party.

1.10          The Covenants not to Sue with respect to Patents granted hereunder are intended to, and shall be construed to have, the same effect for the purposes of patent exhaustion, as they would if they were non-exclusive licences of the same scope.

1.11          The Covenants not to Sue granted in this Agreement that apply to Products that are Launched will, upon such Launch, [***] apply and be deemed effective [***], but only to the extent such Product is within a Covenant not to Sue.

1.12          All of the licences, Covenants not to Sue and releases provided for in this Agreement are granted in relation to Intellectual Property Rights owned or, subject to Sections 22 and 25, [***] licensed by the Party granting the licence, Covenant not to Sue or release. For the avoidance of doubt, insofar as any of the licences, Covenants not to Sue and releases provided for in this Agreement are granted by reference to particular Patent Families, such licences, Covenants not to Sue and releases only extend to Patents within the Patent Family that are owned or, subject to Sections 22 and 25, [***] licensed by the Party granting the licence, Covenant not to Sue or release.

2.	DISMISSAL OF PROCEEDINGS

2.1          The Parties shall co-operate and take all actions necessary to cause the Proceedings to be fully and finally dismissed, with prejudice (to the extent possible in each such jurisdiction or forum save to the extent Schedule 2.1(A) provides otherwise), as between the Parties, without admission of liability, on the basis of the agreed form orders (listed at Schedule 2.1(B) with no monetary damages assessed or awarded on or before the Effective Date to be paid.

2.2            Each Party has listed in Schedule 2.1(A) the parties to the respective Proceedings.

2.3          Prior to the execution of this Agreement each Party has executed and completed all other required formalities on all orders and other documents necessary from that Party to fully and finally dismiss the Proceedings. Simultaneously with the execution of this Agreement each Party shall provide to the other copies of all such documents. Each Party shall take all actions specified in Schedule 2.1(A) in accordance with the respective timings specified therein and by reference to the agreed form orders listed in Schedule 2.1(B). If any of the agreed form orders listed in Schedule 2.1(B) are not accepted by the relevant Governmental Authority, each Party shall promptly co-operate and take all further actions necessary to cause the full and final dismissal of the Proceedings in accordance with Section 2.1 above.

2.4            Each Party shall pay all of its own costs incurred in the Proceedings except to the extent that any costs orders have been made and paid prior to the Effective Date.

2.5          Where any bond, security or guarantee has been paid or provided in respect of any of the Proceedings, each Party shall use their Best Efforts to procure the release or return of the monies underlying such instrument to the Party which provided such bond, security or guarantee, including without limitation the submission of the agreed documents listed in Schedule 2.5. If any of the agreed form documents listed in Schedule 2.5 are not accepted by the relevant Governmental Authority, each Party shall promptly co-operate and take all further actions necessary to cause such release or return of the monies in accordance with this Section 2.5. Each Party warrants that it has not, and represents that it shall not, seek to call upon any such bond, security or guarantee.

2.6          The dismissal of the Proceedings shall not limit, prevent or otherwise restrict any Party from asserting, continuing or defending against any proceedings with Third Parties, including in relation to any Patent Family Member of the Released Patent Families, save as set out in Sections 4 and 5.

3.	RECISSION OF THE ITC EXCLUSION ORDER AND TERMINATION OF INJUNCTIONS

3.1          In furtherance of Section 2.1, simultaneously with the execution of this Agreement the Parties shall execute, and within [***] Business Days of the Effective Date, the Parties shall jointly file with the International Trade Commission (“ITC”), a Joint Unopposed Petition to Rescind Remedial Orders in the form attached in Schedule 3.1. Simultaneously with the execution of this Agreement BAT also will execute: (1) a joint letter to the Chief, Exclusion Order Branch, US Customs and Border Protection in the form set forth in Schedule 3.1; and (2) an express licence and authorisation to the Patents at issue in the ITC proceeding, in the form set forth in Schedule 3.1. BAT will use its Best Efforts to assist PMP to procure that the ITC rescinds the currently-existing prohibition on the importation into the USA of all products and components thereof that may be or are subject to, or excluded from entry into the USA by, the ITC Limited Exclusion Order and/or Cease and Desist Order. BAT shall also use its Best Efforts to assist PMP to procure that none of PMP or its Affiliates are subject to the ITC Limited Exclusion Order and/or Cease and Desist Order if it becomes necessary to take measures other than jointly filing the Joint Unopposed Petition to Rescind Remedial Orders [***].

3.2          The Parties shall co-operate and take all actions necessary to cause any injunctions granted in the Proceedings other than that referenced in Section 3.1, and any applications therefor, to be fully and finally discharged, as between the Parties, without admission of liability (“Other Injunctions”).

3.3          Each Party has listed in Schedule 3.3 all Other Injunctions obtained by or on behalf of it, its [***] Companies or their respective Representatives, or in which it, its [***] Companies or their respective Representatives (when acting as a Representative to such Person) have assisted, aided or abetted. Each Party shall take all actions necessary to discharge the Other Injunctions, including all such actions specified in Schedule 3.3 in accordance with the respective timings specified therein. A Party’s failure to list in Schedule 3.3 any Other Injunctions shall not relieve that Party from its obligations set forth in the previous sentence and in Section 3.2 above.

4.	MUTUAL RELEASE

4.1          Subject to Section 4.2, this Agreement is in full and final settlement of, and each Party (the “Releasing Party”) hereby provides a full release and forever discharges, all and/or any actions, claims, rights, demands and set-offs, whether or not presently known to the Parties, or their respective Representatives or to the law, and whether in law or equity, they had, have or may in the future have against the other Party (the “Released Party”) including, for the avoidance of doubt, all such actions, claims, rights, demands and set-offs arising out of or relating to activities or conduct occurring before, during or after the Term:

  (a)         in the Territory arising out of or relating to the Proceedings including orders connected thereto (including any potential liabilities in connection with any injunctions granted) save for any confidentiality or protective orders; or

  (b)       in the Territory relating to infringement of each Released Patent Family by or in relation to any and all of the Released Party’s Products in the Product Category or Product Categories in which the Released Patent Family has been released as specified in Schedule 1.1.233, Accessories and Replacement Parts Sold for Use with such Products and Components of all the foregoing;

   (c)        in relation to Patents in respect of the use, manufacture, marketing, distribution and sale in the Territory of the Released Party’s:

(i)          Existing Products, Existing Accessories, Existing Upgrade Parts and their respective Components [***] as sold on or before [***] insofar as such Patents are used in or cover such Existing Products, Existing Accessories, Existing Upgrade Parts or their respective Components as sold on or before [***]; or

(ii)          Replacement Parts for any of the foregoing in Section (i) and their Components; or

(d)          in relation to Intellectual Property Rights in the Territory: (1) other than Patents; and (2) other than Intellectual Property Rights in brand names (whether registered or unregistered), in respect of the use, manufacture, marketing, distribution and sale in the Territory of the Released Party’s:

(i)          Existing Products, Existing Accessories, Existing Upgrade Parts and their respective Components [***] as sold on or before [***], insofar as such Intellectual Property Rights are used in or cover such Existing Products, Existing Accessories, Existing Upgrade Parts or their respective Components as sold on or before [***]; or

(ii)          Replacement Parts for any of the foregoing in Section (i) and their Components; or

(e)          in relation to Intellectual Property Rights in the Territory (1) other than Patents and (2) other than Intellectual Property Rights in brand names (whether registered or unregistered), in respect of the use, manufacture, marketing, distribution and sale in the

Territory of [***], any of the Released Party’s Changed Products and their respective ARUs or Components of such Products or ARUs, where such [***] were used in respect of such Product’s or such ARU’s related Existing Products, Existing Accessories, Existing Replacement Parts, Existing Upgrade Parts and their respective Components and/or Packaging [***]; for the purpose of this Section the related Existing Product of [***] shall be deemed to be [***] of Schedule 1.1.94, for the avoidance of doubt, a Non-Notifiable [***] may, or may not, constitute [***] for the purposes of this subsection (e); or

(f)          in relation to Intellectual Property Rights of the Releasing Party in the Released Territorial Brands of the Released Party insofar as they are used by the Released Party in respect of the use, manufacture, marketing, distribution, or sale of the Released Party’s Existing Products, Existing Accessories, Existing Replacement Parts, Existing Upgrade Parts and/or their respective Components and/or Packaging thereof in a particular jurisdiction within the Territory, provided that such use:

(i)          [***];

(ii)          [***]; and

(iii)         involves the same corresponding act(s) (i.e., use, manufacture, marketing, distribution, or sale, as applicable).

as the use of such Released Territorial Brands undertaken by the Released Party [***] in respect of the applicable use, manufacture, marketing, distribution, or sale of the Released Party’s Existing Products, Existing Accessories, Existing Replacement Parts, Existing Upgrade Parts, and/or their respective Components and/or Packaging thereof (the “Released Territorial Brands Claims”); “Released Territorial Brands” means any brand names used in a jurisdiction within the Territory, including without limitation as a word or logo, in each case whether registered or unregistered, other than the Released Principal Brands. “Released Principal Brands” means the brand names of the Released Party listed in Schedule 1.1.222. For the avoidance of doubt, the release under this subsection (f) shall not extend to any brand name or other sign used with a Released Territorial Brand that is itself not a Released Territorial Brand of the Released Party; or

(g)          in relation to use by the Released Party of any of the Released Party’s Released Principal Brands, including without limitation as a word or logo (or part thereof) or on its own or with another brand name or other sign, in respect of the Released Party’s Part 1 Products in the Territory. For the avoidance of doubt, the release under this subsection (g) shall not extend to any brand name or other sign used with a Released Principal Brand that is itself not a Released Principal Brand of the Released Party.

((a) to (g) collectively the “Released Claims”).

4.2          Section 4.1:

 (a)         does not, save for in relation to Section 4.1(a), release or discharge any claim in respect of: (1) misappropriated trade secrets, use or disclosure of misappropriated information or technology or information or technology obtained in any other unauthorised manner or in breach of a confidentiality obligation; (2) violation of Competition Law ((1) to (2) collectively the “Excepted Claims”). For the avoidance of doubt, Excepted Claims do not include unfair competition law claims (which for the avoidance of doubt does not include Competition Law claims);

(b)          is subject to Section 31; and

(c)          does not affect the obligation to pay royalties pursuant to this Agreement.

4.3          The release in Section 4.1 shall not limit, prevent or otherwise restrict any Party, [***] Company or their Representatives from asserting, continuing or defending against any proceedings with Third Parties, including in relation to any Patent Family Member of the Released Patent Families, save to the extent such release applies to acts of a Connected Person of a Party with respect to such Products as are released as provided by Sections 4 and 5.

5.	RELEASED CLAIMS COVENANT NOT TO SUE

5.1          Subject to Section 25.6, each Party, on a perpetual, basis, Covenants not to Sue the other Party under any of their Released Claims including all such claims arising out of or relating to activities or conduct occurring before, during or after the Term:

(a)          in the Territory, for all Released Claims other than [***]; and

(b)          in the specific jurisdictions of the Territory to which the claims under the [***] relate, for all [***],

((a) and (b) collectively, the “Released Claims Covenant not to Sue”). The Released Claims Covenant not to Sue is [***].

6.	EXISTING PRODUCTS’ PATENT FAMILIES COVENANTS NOT TO SUE

6.1          PMP, on a perpetual, [***] basis and in the Territory, Covenants not to Sue BAT for Patent infringement by:

(a)          [***] or any Changed Product of BAT which is a HNB Product (including [***]), or any of their Components, in relation to Section 6 PMP Patent Families – HNB; “Section 6 PMP Patent Families – HNB” means each of those PMP Patent Families having, at the Effective Date,[***]; and

(b)          any Changed Product of BAT which is a Vapour Product, or any of its Components, in relation to Section 6 PMP Patent Families – Vapour; “Section 6 PMP Patent Families - Vapour” means each of those PMP Patent Families having, at the Effective Date,[***].

6.2          BAT, on a perpetual, [***] basis and in the Territory, Covenants not to Sue PMP for Patent infringement by any:

(a)          Other HNB Changed Product of PMP, or any of its Components, in relation to Section 6 BAT Patent Families – Other HNB; “Section 6 BAT Patent Families – Other HNB” means each of those BAT Patent Families having, at the Effective Date, [***]; and

(b)          [***] Changed Product or any of its Components, in relation to Section 6 BAT Patent Families – Other HNB and Section 6 BAT Patent Families - [***]; “Section 6 BAT Patent Families – [***]” means each of those BAT Patent Families having, at the Effective Date, [***]; and

(c)          Vapour Changed Product of PMP, or any of their Components, in relation to Section 6 BAT Patent Family – Vapour; “Section 6 BAT Patent Families – Vapour” means each of those BAT Patent Families having, at the Effective Date, [***].

6.3          If there is a dispute, in the context of determining the application of Section 12.2(c), in which the Patent Owning Party disputes the application of Section 6, then any such dispute will be resolved under the ADR Exhibit as an Expedited Dispute.

7.	[***] COVENANTS NOT TO SUE

7.1          PMP, on a perpetual, [***] basis and in the Territory, Covenants not to Sue BAT for Patent infringement by:

(a)          [***] Changed Products, or any of their Components, in relation to [***] in such Products and Components [***] in Existing Products of BAT [***] (as determined pursuant to Section 15.13); and/or

(b)          any Changed Products of BAT (other than [***] Changed Products), or any of their Components in relation to [***] in such Products and Components [***] in Existing Products of BAT [***] (as determined pursuant to Section 15.13).

7.2          BAT, on a perpetual, [***] basis and in the Territory, Covenants not to Sue PMP for Patent infringement by any:

(a)          [***] Changed Products, or any of their Components, in relation to [***] in such Products and Components [***] in Existing Products of PMP [***] (as determined pursuant to Section 15.13); and/or

(b)          Changed Products of PMP (other than [***] Changed Products), or any of their Components, in relation to [***] in such Products and Components [***] in Existing Products of PMP [***] (as determined pursuant to Section 15.13).

7.3          PMP, on a perpetual, [***] basis and in the Territory, Covenants not to Sue BAT for Patent infringement by [***] any Changed Products of BAT, or any of their Components, in relation to [***] such Changed Products and Components [***] (as determined pursuant to Section 15.13) in Part 1 Products of BAT where [***].

7.4          BAT, on a perpetual, [***] basis and in the Territory, Covenants not to Sue PMP for Patent infringement by any Changed Products, of PMP, or any of their Components, in relation to [***] such Changed Products and Components [***] (as determined pursuant to Section 15.13) in Part 1 Products of PMP where [***].

7.5          If there is a dispute, in the context of determining the application of Section 12.2(c), in which the Patent Owning Party disputes the application of Section 7, then any such dispute will be resolved under the ADR Exhibit as an Expedited Dispute.

8.	SCHEDULE OF EXISTING PRODUCTS

8.1          If a Party does not Identify a HNB Device or a Vapour Device, in each case: (1) that was [***] Launched; and (2) that is Compatible with a Consumable in the HNB Category or the Vapour Category respectively that is Identified (an “Omitted Device”):

(a)          then the Party shall have for that Omitted Device the benefit of the release in Section 4, the Covenants not to Sue in Sections 5, 23 and 24 and the licences granted pursuant to Sections 3, 20 and 41.7, subject to the royalty obligations in Section 18, provided that:

(i)          the Omitted Device differs from a Device that is Identified and that is in the [***]; or

(ii)          the Omitted Device would have been [***] Product that is Identified and that is in the [***] if the Omitted Device was Launched after [***].

(b)          The Party demonstrates the foregoing by following the protocol for the assessment of Compliance in Section 16 by providing the email notification in accordance with and containing the information set out in Section 16.3 and enclosing with the samples of the Omitted Device contemporaneous evidence that the Omitted Device was [***] Launched.

8.2          If a Party does not Identify (1) a HNB Consumable; or (2) or a Vapour Consumable, in each case that was [***] Launched (an “Omitted Consumable”):

(a)          if the Omitted Consumable is notified by the omitting Party to the other Party before the [***] anniversary of the Effective Date, that Omitted Consumable shall be deemed to be an Existing Product, unless such Omitted Consumable contains [***] in one or more Existing Products [***] as the Omitted Consumable;

(b)          if the Omitted Consumable is notified by the omitting Party to the other Party on or after the [***] anniversary of the Effective Date, that Omitted Consumable shall be deemed to be an Existing Product, unless such Omitted Consumable contains [***] that: (1) are [***] Existing Products [***] as the Omitted Consumable; or (2) for HNB [***] Products are [***] Existing Products;

(c)          (in addition to the requirements of Sections 8.2(a) and 8.2(b) for HNB Consumables only, save for HNB [***] Products, if an HNB Consumable is not Compatible with [***] then it is not deemed to be an Existing Product;

(d)          if the Omitted Consumable is not deemed an Existing Product pursuant to Section 8.2(a), 8.2(b) or 8.2(c), then the Party shall have for that Omitted Consumable the benefit of:

(i)          the release in Section 4, the Covenants not to Sue in Sections 5, 23 and 24 and the licences granted pursuant to Sections 3, 20 and 41.7, subject to the royalty obligations in Section 18; and

(ii)           Sections 6 and 7, but only in relation to [***] that are also present in one or more Existing Products and, save for HNB [***] Products, that are in the [***] where such Existing Products are Identified, but only if:

(iii)          the Omitted Consumable differs from a Consumable that is Identified and, save for HNB [***] Products, that is in the [***] or the Omitted Consumable would have [***] Product that is Identified and, save for HNB [***] Products, [***].

(iv)          The Party demonstrates the foregoing by following the protocol for the assessment of Compliance in Section 16 by providing the email notification in accordance with, and containing the information set out in, Section 16.3 and enclosing with the samples of the Omitted Consumable contemporaneous evidence that the Omitted Consumable was [***] Launched.

9.	[***] COVENANT NOT TO SUE

9.1          It is a condition precedent of the [***] Covenant not to Sue (defined below) that [***] Launch occurs on or before [***]. If [***] Launch does not occur on or before [***], then the Parties agree that there is no [***] under this Agreement and provisions of this Agreement relating thereto shall be of no effect; any [***] shall not be a Part 1 Product.

9.2          Subject to fulfilling the condition precedent in Section 9.1 and subject to Section 9.4 below10.1, PMP on a perpetual (subject to Section 9.3) basis and in the Territory, Covenants not to Sue BAT for Patent infringement by [***] or any of its Components (“[***] Covenant not to Sue”). The [***] Covenant not to Sue may be royalty-bearing or royalty-free, with this being determined in accordance with Section 10.

9.3          PMP grants the [***] Covenant not to Sue set forth in Section 9.2 above only in respect of: (1) an [***] Device that is Usable only with Consumables that each result in a [***]; and (2) [***] Device or [***] Consumable that is Usable only with any other BAT product(s) that each result in a [***] (the “[***] Field of Use”). If BAT sells product(s) (whether directly or through its Supply Chain Entities) that when Used with [***] Device or [***] Consumable [***] that is outside the [***] Field of Use, then the [***] Covenant not to Sue shall terminate with respect to any [***] Device or [***] Consumable with which the [***]. The determination of whether a Product or product is Usable with [***] that is within the [***] Field of Use shall be based upon the Product or product, in each case as [***]. For the avoidance of doubt, nothing in this Agreement is intended to restrict or limit the ability of BAT to launch a product that is outside the scope of [***] Covenant not to Sue, [***] Field of Use, or any other characteristic set forth in this Agreement for a Device or Consumable to be within the ambit of the [***] Covenant not to Sue, but such product shall not have the benefit of the [***] Covenant not to Sue.

9.4          BAT shall within [***] Business Days of the date that the first [***] is sold by BAT [***] (the “[***] Sale”) notify PMP of such sale including the date of such sale and dispatch a sample thereof.

9.5          In order for a Device or Consumable to be within the [***] Covenant not to Sue, that Device or Consumable must be Compliant as assessed using the protocol in Section 16, where “Compliant” (for [***] means that the Device or Consumable must fulfil all the following criteria:

(a)          the Devices and Consumables must be contained in the [***] Launch Notice, in relation to which BAT shall comply with the requirements of Section 16.3 and which [***] Launch Notice shall not include any items Launched [***] after the date of the [***] Sale;

(b)          the Devices shall be HNB Devices and Consumables shall be HNB Consumables that are Usable [***];

(c)          each [***] Consumable shall not, when tested using the [***] Test Method, and Used with any Devices within [***] (in normal operation) in the form such [***] Devices existed on [***], exhibit [***] of such [***] Devices (in normal operation) in the form such [***] Devices existed on [***]. Such testing shall be carried out as follows, provided that PMP may, in its sole discretion, waive the requirement for such test to be carried out. BAT shall select a [***] Consumable from each [***] Consumable Set. If the [***] Consumable fails the test, then the [***] Consumable Set to which it belongs will not be a Part 1 Product. If such [***] Consumable satisfies the test, then the [***] Consumable Set from which it is selected is deemed to satisfy the test. However, PMP may within [***] Business Days of receipt of the test results, and at its sole discretion and cost (subject to Section 16.9(a)), elect to test further [***] Consumables from within such [***] Consumable Set. If such further [***] Consumables fail such test, then those further [***] Consumables are excluded from the applicable [***] Consumable Set and will be deemed never to have been Part 1 Products, and PMP may within [***] Business Days of receipt of the test results, and at its sole discretion and cost (subject to Section 16.9(a)), elect to test further [***] Consumables from within such [***] Consumable Set. PMP may invoke the provisions of the previous sentence on two or more occasions in relation to an [***] Consumable Set that fails such test on two or more occasions. Either Party may elect, at its cost, (subject to Section 16.9(a)), to have any such tests repeated [***] and such repeat results shall supersede the initial results. Further disputes will be resolved under the ADR Exhibit as an Expedited Dispute;

(d)          each [***] Consumable will be optimised for the [***] Devices. When determining whether an [***] Consumable has been optimised for the [***] Devices, a comparison is made, using the [***] Test Method, between: (1) the [***] Consumable Used with the [***] Devices and; (2) the same [***] Consumable when Used with the [***] Devices (in normal operation) in the form that existed on [***]. Such testing shall be carried out as follows. BAT shall select a [***] Consumable from each [***] Consumable

Set. An [***] Consumable Set will be deemed optimised [***] Devices if the performance of the [***] Consumable in each [***] Device [***] delivery result of that [***] Consumable in all [***] Devices. If such [***] Consumable fails the test, then the [***] Consumable Set from which it is selected will not be a Part 1 Product. If such [***] Consumable satisfies the test, then the [***] Consumable Set from which it is selected is deemed to satisfy the test. However, PMP may within [***] Business Days of receipt of the test results, and at its sole discretion and cost (subject to Section 16.9(a)), elect to test [***] Consumables from within such [***] Consumable Set. If such further [***] Consumables fail such test, then those further [***] Consumables are excluded from the applicable [***] Consumable Set and will be deemed never to have been Part 1 Products, and PMP may within [***] Business Days of receipt of the test results, and at its sole discretion and cost (subject to Section 16.9(a)), elect to test [***] Consumables from within such [***] Consumable Set. PMP may invoke the provisions of the previous sentence on two or more occasions in relation to an [***] Consumable Set that fails such test on two or more occasions. Either Party may elect, at its cost, to have any such tests repeated [***] and such repeat results shall supersede the initial results. Further disputes will be resolved under the ADR Exhibit as an Expedited Dispute. The provisions of this sub-Section relating to costs of [***] Tests are subject to the provisions of Section 16.9(a);

(e)          the Devices and Consumables shall not form [***]:

(i)          [***]; or

(ii)          [***];

(f)          each [***] Consumable shall be Compatible with each [***] Device;

(g)          [***] shall consist of [***] Devices which shall all have [***]:

(i)          [***];

(ii)          [***]; and

(iii)          [***];

[***] (“[***] Devices”);

(h)          [***] shall consist of [***] Consumable Sets. “[***] Consumable Set” means a set of Consumables which all have:

(i)          [***];

(ii)          [***]; and

(iii)          [***];

“[***] Consumable” means any member of any [***] Consumable Set;

(i)          all of the [***] Consumable Sets and all members of the [***] Consumable Sets shall:

(i)          [***];

(ii)          either all consist of [***] Consumables or all consist of [***] Consumables [***] with all [***] Devices; and

(iii)          in combination with [***] Devices, [***] which either all have a Device [***], or all have a Consumable [***]; and

(j)          [***].

10.	[***] ROYALTY

10.1          [***] will be assessed for royalties on Relevant Patent Families in accordance with Section 15. Excluding the Excluded Patent Families, [***] can use (as determined in Section 10.5), [***] basis: [***]. For the avoidance of doubt, references in this Agreement to [***] are to all [***].

10.2          When calculating the number of such Additional Patent Families [***]. Additional Patent Families that are so deemed to be PMP [***] Patent Family or PMP [***] Patent Family will thereafter be treated as such for all purposes under this Agreement. [***].

10.3          An “Additional Patent Family” is a Patent Family (or part of a Patent Family) that (subject to the deeming provisions of Section 10.2) is owned by PMP (for clarity excluding Patent Families included in [***]) and is neither a PMP [***] Patent Family nor a PMP [***] Patent Family, but that is a Patent Family comprising a [***] that had a member of that Patent Family [***] and where such member could be a [***] Patent or a [***] in accordance with Sections 15.3 and 15.4.

10.4          If [***] is within the claims of any Patent of PMP that is not within a PMP [***] Patent Family, a PMP [***] Patent Family or an Additional Patent Family, the [***].

10.5          The royalty applicable to [***] (if any) shall be calculated in accordance with the protocol set out in Section 17 determined in accordance with Section 15 by:

(a)          determining the total number of [***] Patent Families identified in the Final Patent Report for [***] then identifying: (1) the number of such Patent Families that are classified as [***]; (2) the number of such Patent Families that are classified as [***]; and (3) the number of such Patent Families that are classified as [***];

(b)          if in the Final Patent Report there is [***], BAT shall select and identify to PMP a number of such [***] Patent Families up to [***]; and

(c)          BAT will pay to PMP [***] a [***] royalty multiplied by [***] (“[***] Royalty”) [***] for HNB Products [***].

11.	CHANGED PRODUCTS COVENANT NOT TO SUE – [***] CHANGED PRODUCTS

11.1          Each Party, on a perpetual (subject to Section 11.2) basis and in the Territory, Covenants not to Sue the other Party for Patent infringement by any [***] Changed Products or any of its Components Launched by the other Party, after [***], provided that the [***] Changed Products are Compliant by satisfying the terms in this Section. The Covenant not to Sue in this Section 11.1 may be royalty-bearing or royalty-free, with this being determined in accordance with Sections 14, 15, 17 and 18.

11.2          PMP grants the Covenant not to Sue set forth in Section 11.1 above only in respect of: (1) a [***] Changed Product that is a Device that is Usable only with Consumables that each result in a [***]; and (2) any [***] Changed Product that is Usable only with other BAT product(s) that each result in a [***] (the “[***] Changed Product Field of Use”). If BAT sells product(s) (whether directly or through its Supply Chain Entities) that when Used with a [***] Changed Product [***] that is outside the [***] Changed Product Field of Use, then the Covenant not to Sue set forth in Section 11.1 above shall terminate with respect to [***] Changed Product [***]. The determination of whether a Product or a product is Usable with a [***] Changed Product [***] that is within the [***] Changed Product Field of Use shall be based upon [***]. For the avoidance of doubt, nothing in this Agreement is intended to restrict or limit the ability of BAT to launch a product that is outside the scope of the Covenant not to Sue set forth in Section 11.1 above, [***] Changed Product Field of Use, or any other characteristic set forth in this Agreement for a Device or Consumable to be within the ambit of the Covenant not to Sue set forth in Section 11.1 above, but such product shall not have the benefit of the Covenant not to Sue set forth in Section 11.1.

11.3          In order for a Device or a Consumable, [***], to qualify as an “[***] Changed Product”, it must be Compliant as assessed using the protocol in Section 16, where “Compliant” (for [***] Changed Product) means that the Device or Consumable must fulfil all the following criteria:

(a)          in the case of all Devices and Consumables:

(i)          its [***] Product is: (1) in the case of Devices and Consumables of PMP, [***]; or (2) in the case of Devices and Consumables of BAT, [***];

(ii)          the Device or Consumable must be [***];

(iii)          it is an HNB Product changed such that [***]; and

(iv)           the Device and Consumable must be contained in the Launch Notice in relation to which Launching Party shall comply with the requirements of Section 16.3.

(b)          and in addition, if it is a Device or Consumable of BAT, then it shall not:

(i)          [***]; or

(ii)          be Usable with [***];

(c)          and in addition, in the case of a Consumable, such Consumable is not Usable [***].

12.	CHANGED PRODUCTS COVENANT NOT TO SUE – OTHER HNB CHANGED PRODUCTS

12.1          Each Party, on a perpetual basis and in the Territory, Covenants not to Sue the other Party for Patent infringement by any Other HNB Changed Products Launched by the other Party after [***] or any of their Components, provided that those Changed Products are Compliant by satisfying the terms in this Section. The Covenant not to Sue in this Section 12.1 may be royalty-bearing or royalty-free, with this being determined in accordance with Sections 14, 15, 17 and 18.

12.2          In order for a Device or a Consumable, [***], to qualify as an “Other HNB Changed Product” it must be Compliant as assessed using the protocol in Section 16, where “Compliant” (for Other HNB Changed Product) means that the Device or Consumable must fulfil all the following criteria, subject to Section 12.3:

(a)          in the case of all Devices and Consumables:

(i)          its [***] Product is a HNB Product [***] (in the case of Devices or Consumables of PMP) or [***] (in the case of Devices or Consumables of BAT);

(ii)          the Device or Consumable must be [***];

(iii)          the Device or Consumable is changed such that [***]; and

(iv)          the Device and Consumable must be contained in the Launch Notice in relation to which Launching Party shall comply with the requirements of Section 16.3.

(b)          for a Device or Consumable of BAT, then it shall not:

(i)          [***]; or

(ii)          be Usable with [***];

(c)          for Devices, each Device cannot [***] (as determined by Section 15) [***] one or more of the following: [***];

(d)          and in addition, in the case of a Consumable, such Consumable is not Usable [***].

12.3           Only in the case of HNB [***] Products:

(a)          the criteria in Section 12.2(a)(ii) shall not apply; and

(b)          in applying the criteria in Section 12.2(a)(iii), limb (2) of the definition of Excluded Changes shall be disregarded.

13.	CHANGED PRODUCTS COVENANT NOT TO SUE – VAPOUR PRODUCTS

13.1          Each Party, on a perpetual basis and in the Territory, Covenants not to Sue the other Party for Patent infringement by any Vapour Changed Products Launched by the other Party after [***] or any of their Components, provided that those Changed Products are Compliant by satisfying the terms in this Section. The Covenant not to Sue in this Section 13.1 may be royalty-bearing or royalty-free, with this being determined in accordance with Sections 14, 15, 17 and 18.

13.2          In order for a Device or a Consumable [***] to qualify as a “Vapour Changed Product” it must be Compliant as assessed using the protocol in Section 16, where “Compliant” (for a Vapour Changed Product) means that the Device or Consumable must fulfil all the following criteria:

(a)          the Device or Consumable is a Product that [***];

(b)          the Device or Consumable is not Usable [***];

(c)          the Device or Consumable is not Usable [***]; and

(d)          the Device and Consumable must be contained in the Launch Notice in relation to which the Launching Party shall comply with the requirements of Section 16.3.

14.	ROYALTY

14.1          Royalties in respect of a Changed Product, and royalties in respect of Existing Products if they become royalty-bearing pursuant to Section 18, shall be calculated as set out in this Section and Sections 14, 15 and 18.

14.2          The Launching Party shall pay to the Patent Owning Party a royalty, calculated at a rate established in accordance with Section 18 using [***].

14.3          Save as indicated in Section 14.4 below, the royalty rates for each Existing Product that is a HNB Product, [***] Changed Product and Other HNB Changed Product, [***], are calculated [***] in accordance with Section 18 per such Product [***] being:

(a)          [***]; and

(b)          [***];

subject to a [***] which is an HNB Product. For the avoidance of doubt, the royalty rates in this Section 14.3 apply to Hybrid Products save as set out in Section 14.4.

14.4          Where the Existing Product that is a HNB Product or the Other HNB Changed Product is a Consumable of a [***] Device wherein the Vapour Consumable is Usable [***] then the royalty rates applied to that Consumable are those applicable to a Vapour Product as set out in Section 14.5 below.

14.5          The royalty rates for each Existing Product that is a Vapour Product and each Vapour Changed Product, [***] are calculated [***] in accordance with Section 18 per such Product [***] being:

(a)          [***]; and

(b)          [***];

subject to a [***].

14.6          In addition and subject to Sections 15.25 and 15.27, BAT will pay to PMP the [***] Royalty [***] for HNB Products [***] for all [***] Changed Products (as if, in addition to being a [***] Changed Product [***]), as set out in Section 10 above. For the avoidance of doubt, to the extent a Device or Consumable that is a [***] Changed Product requires [***] (as determined under Section 15), then the applicable royalty rate is calculated using [***] set out in Section 14 and applying the Royalty Mechanism of Section 18 [***] in accordance with Section 18. This royalty rate is then applied, [***].

15.	ASSESSMENT OF A PRODUCT AGAINST A PATENT FAMILY

15.1          The assessment of: (1) the relevance of a Patent Family of the Patent Owning Party to a Device or Consumable of the Launching Party; and (2) whether that Patent is a [***] Patent or a [***] Patent, is conducted in accordance with this Section. If the assessment relates to Compliance, it is conducted in accordance with the protocol set out in Section 16. If the assessment relates to the royalty obligations arising in relation to a Device or Consumable, the assessment is conducted in accordance with the protocol set out in Section 17.

15.2          A Patent or Patent Family of the Patent Owning Party is “Relevant” to:

(a)          [***] if:

(i)          in relation to a PMP [***] Patent Family or a PMP [***] Patent Family, [***] is Within the Scope of any claims of a [***] Patent or [***] of the PMP [***] Patent Family or the PMP [***] Patent Family as established under this Section 15 in each case, for the avoidance of doubt, where such [***] Patent or [***]; or

(ii)          in relation to an Additional Patent Family, a [***] Patent or [***] (as determined in accordance with Section 15.4) is Enforceable [***] pursuant to the ADR Procedure, as established under this Section 15; the ADR Procedure shall be final and binding as to Enforceability for the purpose of this Section 15.2(a)(ii) and any decisions relating to such [***] Patent or [***] in other fora including patent offices and courts, including in relation to amendments, grant and validity, shall be disregarded for the purposes of determining such Enforceability with respect to [***];

(b)          a Device or Consumable of any Changed Product of the Launching Party, if a [***] Patent [***] (as determined in accordance with Section 15.4) is Enforceable [***].

15.3          The Parties shall apply [***] for HNB Products and [***] for Vapour Products (each a “[***]”) and the Patent Owning Party shall specify, in the applicable Draft Patent Report, a single “[***] Patent” or a single “[***]” that it owns [***] for each Patent Family it asserts to be Relevant for the Device and/or Consumable [***]. If a Device or Consumable has not been Launched [***] for the assessment in relation to such Device or Consumable. Once a Patent has been specified in the Draft Patent Report as a [***] Patent or [***] for a particular Product under assessment, then the Patent Owning Party [***].

15.4          The [***] Patents and [***] are as follows:

(a)          for Vapour Products:

(i)          [***]; and

(ii)          [***];

(b)          for HNB Products other than [***]:

(i)          [***];

(ii)          [***]; and

(iii)          [***];

(c)          for [***]:

(i)          [***];

(ii)          [***]; and

(iii)          [***];

Notwithstanding the foregoing provisions of this Section 15.4(c), a [***] the applicable Patent Family is in the International Phase [***]. For the avoidance of doubt, if for a particular Patent Family in the International Phase, [***] “International Phase” means, with respect to a Patent Family and a country, the period beginning on the earliest priority date for such Patent Family and ending upon the earlier of: (1) [***] months thereafter; or (2) the date on which early national processing is requested under [***]. For any Patent Family that [***] is no longer in the International Phase [***]. For the avoidance of doubt, such [***] are considered to be the [***] referred to in Sections 15.4(c)(i), 15.4(c)(ii) and 15.4(c)(iii).

15.5          In relation to Section 15.4(b)(ii) and Section 15.4(c)(ii), [***] was not at the Effective Date in force but a [***] was in force and is in force at the time of assessment under this Section:

(a)          save for the purposes of Validity Challenges referenced in Section 15.5(b), the assessment is carried out under the law of [***], or if none, a certified translation thereof;

(b)          for the purposes of Validity Challenges (as permitted under Section 31), [***] is the [***] Patent [***]. For the avoidance of doubt if [***], Section 15.6 will apply; and

for the avoidance of doubt, if there was [***] in force at the Effective Date [***] is not, and does not become, the [***] Patent.

15.6          If a patent that has been specified as a [***] Patent for a particular Product under assessment is amended or is found to be invalid or the Patent Owning Party is found to lack Entitlement to such Patent by a patent office or other Governmental Authorities but such amendment or finding is not final or unappealable at the date of that assessment, then [***] including the generation of the relevant Draft Patent Report unless the Parties agree otherwise. [***] in relation to such [***] Patent will be determined under Section 15.26.

15.7          The governing patent laws applied in the assessment of the Relevance of [***] Patents and [***] shall be:[***]. The Parties may also agree in any assessment that [***] governing laws shall be applied.

15.8          When considering whether: (1) a [***] Patent is Relevant to a Part 1 Product; and/or (2) a [***] of a PMP [***] Patent Family, a PMP [***] Patent Family or an Additional Patent Family is [***]. The determination of the Relevance of such [***] Patent or [***] is made in the following way:

(a)          for [***]:

(i)          [***] is not assessed against [***] when determining Compliance; and

(ii)          when considering the royalty rates for [***] PMP can only include patents [***] that are [***] (as determined in accordance with Sections 15.3 and 15.4); provided [***]: (1) such patent or [***]; (2) any [***] of such patent or [***] in any of the [***] Patent Offices [***]; or (3) any Patent Family Member that is [***]; and;

(A)          in the case of PMP [***] Patent Families and PMP [***] Patent Families, the assessment is made against the [***] publicly available on [***];

(B)          in the case of Additional Patent Families, the assessment is made against the [***]:

(a)          [***] in the [***] publicly available on [***] in the respective [***] Patent Offices for HNB Products, [***], (“Category 1 Representatives”); however

(b)          [***] in the form [***] on [***] (“Category 2 Representatives”);

[***] for a Patent [***] to be a [***], in each case on or before [***].

(b)          for Changed Products:

(i)          the only Changed Products assessed against the [***]. When considering whether a Device that is an Other HNB Changed Product is Compliant, then the assessment is made against a [***]. In order to be Compliant, a Device that is an Other HNB Changed Product must be Compliant [***]. For the avoidance of doubt, if no [***] Patents in a Patent Family [***] for such Device that is an Other HNB Changed Product;

(ii)          when considering the royalty rates for Changed Products, the assessment of the Changed Product is made against the [***] and subject to the requirements of Section 15.8(b)(iii) to (v);

(iii)          when considering a Device of an Other HNB Changed Product, a Relevant Patent Family is available on a potentially royalty-bearing basis even if [***];

(iv)          when considering the royalty rates for Changed Products other than [***] Changed Products, for each Changed Product the Patent Owning Party can only include patents that are [***] (as determined in accordance with Section 15.3 and 15.4) [***]:

(A)          such [***] Patent [***] of such Changed Products;

(B)          at least one of the following is [***] of such Changed Product: [***]; and

for a Patent [***] to be a [***], in each case on or before [***];

(v)          when considering the royalty rates for [***] Changed Products, for each [***] Changed Product, BAT can only include patents that are [***] Patents (as determined in accordance with Section 15.3 and 15.4) [***] where:

(A)          such [***] Patent has [***] of such [***] Changed Products;

(B)          at least one of the following is [***]; and

for a Patent [***] to be a [***], in each case on or before [***].

15.9          In all cases, [***] all Patent Family Members of “Excluded Patent Families” may not be [***] Patents or [***], such that they cannot be Relevant Patents or Relevant Patent Families as determined under Section 15.2. The Excluded Patent Families are the Patent Families which are or were:

(a)          the Released Patent Families, [***] released;

(b)          within the Covenants not to Sue in Section 6, in relation to the Device and/or Consumable under assessment;

(c)          the subject of the [***] Licence where the Device and/or Consumable under assessment is a [***];

(d)          only in the case of the assessment of [***], any Patent Family which is [***] in accordance with Section 10.4; or

(e)          any Patent Family made available [***] to a Party pursuant to Section 5.12 of the ADR Exhibit. Such Patent Family shall be [***] with effect from the start of the first full [***] after the Party benefiting from the [***] Patent Family has nominated that Patent Family in accordance with Section 5.12 of the ADR Exhibit.

15.10          In all cases, Excluded Patent Family Members may not be [***] Patents or [***] in respect of a Product under assessment. “Excluded Patent Family Members” means any Patent that:

(a)          in relation to any Product other than [***], has been [***] of the relevant Device and/or Consumable;

(b)          [***] for the same Product or which has the benefit under a Covenant not to Sue for the same Product. Examples of such Patents include [***].  In such case, and for the purpose of this Section 15.10(b), where such [***] Patents or [***] do not form part of the same Patent Family, then the invention(s) of such [***] Patents and [***] are also assessed in the following manner. [***]  For the avoidance of doubt: (1) where the [***] Patents or [***] share the same priority date, then the Launching Party can elect which is the earlier [***] Patent or [***]; and (2) [***] shall apply (and shall not be disregarded) for the purposes of this Section 15.10(b);

(c)          at the date of Launch of the Product was [***], provided that such earlier Launched Changed Product [***] is Within the Scope of that [***] Patent [***] Launch of the later Changed Product under assessment.

For the avoidance of doubt, no Excluded Patent Family Member can be a Relevant Patent as determined under Section 15.2 for the Product under assessment.

15.11          In all cases, Excluded Claims in [***] Patents or [***] are excluded from consideration in Product assessment. “Excluded Claims” mean the claims of a Patent:

(a)          that claim an invention that is a [***];

(b)          that claim an invention that is a [***];

(c)          that claim an invention that is a Product in respect of which an arbitrator or judge, with the advice of a person of skill in the art, would not be able to determine whether the Product was Within the Scope of the relevant claims of the Patent [***];

(d)          that claim an invention that is alleged in the Draft Patent Report for such Product [***];

(e)          that claim an invention that is alleged in the Draft Patent Report for such Product [***];

(f)          that claim an invention that is alleged in the Draft Patent Report for such Product [***];

(g)          in relation to any Product other than [***], that is subject to: (1) a [***]; or (2) a [***] that, in each case (1) or (2),  [***], excluding obvious corrections of any error of translation or transcription, clerical error or mistake in the specification (meaning that it is immediately evident that nothing else could have been intended in the uncorrected specification in accordance with the requirements of [***], irrespective of the governing law of the [***] Patent) provided that [***];

for the avoidance of doubt, no Excluded Claim can be considered when determining whether a [***] Patent or [***] is Relevant under Section 15.2 for the Product under assessment.

15.12          A [***] Patent that is Relevant to a Changed Product is determined to be either a [***] Patent or a [***] Patent by determining [***].

15.13          A [***] is assessed [***] in: (1) a Changed Product of the Launching Party or [***] in the case of BAT (the “Later Product”); and (2) a Product of the Launching Party that is either (A) subject to a Launch Notice and Launched by the Launching Party before the Launch of the Later Changed Product or (B) an Existing Product of the Launching Party (the “Earlier Product”) if:

(a)          [***] Patent or [***] (in the case of [***] for PMP [***] Patent Families or a PMP [***] Patent Families) asserted by the Patent Owning Party to be Relevant [***] to the Later Product is identified by [***]. For the avoidance of any doubt: (1) this means that [***] and (2) the validity (or otherwise) of the independent claim(s) is not to be taken into account in the [***];

(b)          the Launching Party will then provide a [***] identified in 15.13(a) above, and thereby all aspects of [***], are implemented by the Earlier Product that the Launching Party asserts implements [***] the Patent Owning Party prepared [***] in relation to such Later Product that it asserts is Relevant to that [***] Patent or [***] (as the case may be). If when comparing those [***] there are:

(i)          [***]; or

(ii)          [***] the changes made from such Earlier Product to such Later Product are considered collectively:

(A)          if those changes, when considered collectively, [***] then such Earlier Product and such Later Product [***] in respect of the [***] Patent or [***];

(B)          if those changes, when considered collectively, [***] and:

(a)          if the [***] in such Later Product is not either: (1) [***]; or (2) disclosed in a manner that it is plausible that the Patent Owning Party had [***], then such Earlier and Later Products use the [***] in respect of [***] Patent or [***]; but

(b)          if the [***] in such Later Product is either: (1) [***]; or (2) disclosed in a manner that it is plausible that the Patent Owning Party had [***], then such Earlier Product and Later Product do not use [***] in respect of the [***] Patent or [***].

15.14          If the assessment under Sections 15.13(a) and 15.13(b) determines that such Earlier and Later Products use the [***] then:

(a)          if the Later Product is [***] Changed Product, and the Earlier Product is an Existing Product of BAT which is an HNB Product, then the [***] benefits from the Covenant not to Sue in Section 7.1(a) in the Territory. Consequently: (1) the [***] Patent or [***] is not [***]; and (2) the Patent [***] is excluded from the [***]. That Patent [***] is then identified in the Final Patent Report of the Later Product as being subject to Section 7.1(a) in respect of [***]; or

(b)          if the Later Product is a Changed Product of BAT (other than [***] Changed Product), and the Earlier Product is an Existing Product of BAT in the same Product [***], then the [***] benefits from the Covenant not to Sue in Section 7.1(b). Consequently: (1) that [***] Patent is not a [***] Patent [***]; and (2) the Patent [***] is excluded from the [***] of the Later Product in the Territory. That Patent [***] is then identified in the Final Patent Report of the Later Product as being subject to Section 7.1(b) in respect of [***];

(c)          if the Later Product is an [***] Changed Product, and the Earlier Product is an Existing Product of PMP which is an HNB Product, then the [***] benefits from the Covenant not to Sue in Section 7.2(a). Consequently: (1) that [***] Patent is not a [***] Patent for the Later Product; and (2) the Patent [***] is excluded from the [***] of the Later Product in the Territory. That Patent [***] is then identified in the Final Patent Report of the Later Product as being subject to Section 7.2(a) in respect of [***];

(d)          if the Later Product is a Changed Product of PMP (other than [***] Changed Product), and the Earlier Product is an Existing Product of PMP (excluding [***]) in the same Product [***], then the [***] benefits from the Covenant not to Sue in Section 7.2(b). Consequently: (1) the [***] Patent is not a [***] Patent for the Later Product; and (2) the Patent [***] is excluded from the [***] of the Later Product in the Territory. That Patent

[***] is then identified in the Final Patent Report of the Later Product as being subject to Section 7.2(b) in respect of that [***];

(e)          if the Later Product is a Changed Product of the Launching Party, and the Earlier Product is a Product of the Launching Party [***] as the Later Product (with [***] being [***]), then the [***] Patent is excluded from the [***] in the Later Product; or

(f)          for the avoidance of doubt: (1) in the case of this Section 15.14, if the Earlier Product is a Changed Product and a [***] Patent in the same Patent [***] Patent of the Later Product was a [***] Patent for that Earlier Product, then the [***] Patent of the Earlier Product continues to be a [***] Patent for the Later Product unless the [***] Patent of the Earlier Product is not Enforceable against the Later Product; and (2) [***] is [***].

15.15          If, for an Earlier Product (as defined in Section 15.13) that is a Changed Product that was subject to a Launch Notice, a Patent Family is not Relevant [***], for example because:

(a)          no patent [***] capable of being a [***] Patent or [***] of the Patent Family [***] for that Earlier Product was [***]:

(i)          [***] in the case of an [***] Changed Product, as required by Section 15.8(b)(v)(B); or

(ii)          [***] in the case of [***] Changed Product, as required by Section 15.8(b)(iv)(B);

(b)          no [***] Patent of the Patent Family had [***] of that Earlier Product, as required by Section 15.8(b)(iv)(A) or Section 15.8(b)(v)(A) as applicable;

(c)          a [***] Patent of the Patent Family had [***] of that Earlier Product but that Earlier Product was not Within the Scope of that Patent, or the [***] Patent was not Enforceable against that Earlier Product;

(d)          the Patent Family has been excluded from the [***] of the Earlier Product pursuant to Section 15.14;

(e)          the Patent Owning Party issued a Draft Patent Report in accordance with Section 17.3 for that Earlier Product and the Patent Owning Party did not include a [***] Patent [***] in its Draft Patent Report even though that Earlier Product would have been Within the Scope of the [***] Patent at the relevant time; or

(f)          no Patent Report was issued even though that Earlier Product would have been Within the Scope of a [***] Patent of the Patent Family at the relevant time,

then for a subsequently Launched Changed Product in the same [***] as the Earlier Product that was subject to the Launch Notice (a Later Product (as defined in Section 15.13)), that Patent Family is not Relevant [***] in such Earlier Product, and will therefore, in respect of [***] in such Later Product, be a “Changed Product [***] Family”.

15.16          If, for an Earlier Product (as defined in Section 15.13) that is [***], a Patent Family [***] is not Relevant, for example because:

(a)          Section 15.9(e) applies;

(b)          No patent [***] capable of being a [***] Patent or [***] for [***] was [***] as required by Section 15.8(a)(ii);

(c)          The Patent Family has been excluded from the [***] of [***] pursuant to Section 15.14;

(d)          PMP issued a Draft Patent Report under Section 17.9 for [***] and PMP did not include the [***] Patent or [***] (which are limited to PMP [***] Patent Families, PMP [***] Patent Families or Additional Patent Families) in that Draft Patent Report even though [***] was Within the Scope of the [***] Patent or [***] as it was on [***]; or

(e)          no Patent Report was issued by PMP under Section 17.9 for [***] even though [***] was Within the Scope of the [***] Patent or [***] (which are limited to PMP [***] Patent Families, PMP [***] Patent Families or Additional Patent Families) as it was on [***],

then, for a [***] Changed Product (a Later Product (as defined in Section 15.13)), that Patent Family is not Relevant [***] in relation to [***] used in such [***] Changed Product as [***], and will therefore, in respect of such [***] in such [***] Changed Product, be an “[***] Family”.

15.17          A Patent Family will continue to be subject to Section 15.15 or 15.16 [***] (as determined in accordance with Section 15.13) in any Later Product in the same Changed Product [***] as an Earlier Product (with [***] being within the Changed Product [***]) where that Patent Family was an [***] Family or a Changed Product [***] Family in respect of the Earlier Product, unless, and in the case of Section 15.15 only, the [***]. For the avoidance of doubt, the requirement to Establish does not apply to Section 15.16 and to [***] and therefore the [***] Family is unaffected.

If the Launching Party fails to Establish the Earlier Product, such Patent Family ceases to be subject to Section 15.15, and [***] the Launching Party shall pay applicable royalties [***] in respect of such Patent Family on [***] all Later Product in respect of which such Patent Family was treated as subject to Section 15.15 [***] where that Patent Family is Relevant and [***] Product pursuant to Section 18.

For the avoidance of doubt, to the extent that a Patent Family is Relevant to the Earlier Product [***] and is not otherwise subject to Section 15.15 or 15.16, including as either a Changed Product [***] Family or an [***] Family, then if such Patent Family continues to be Relevant for such Later Product or any subsequent Changed Product in the same Changed Product [***], then royalties will be payable in relation to that Patent Family as determined under Section 10 if that Patent Family is the subject of the [***] Royalty or if not in accordance with Section 18.

15.18          For the avoidance of doubt, Sections 15.9, 15.10 and 15.11 do not otherwise preclude the filing or assertion of Patents within Excluded Patent Families, Excluded Patent Family Members or Excluded Claims against Third Parties other than against the respective Connected Persons of Parties to the extent that such Connected Persons have the benefit of this Agreement.

15.19          Under this Section 15:

(a)          if [***] Patents and [***] of a Patent Family are Excluded Patent Family Members for [***] or the Changed Product under assessment, then that Patent Family is an Excluded Patent Family for [***] or the Changed Product under assessment [***];

(b)          if [***] Patent or [***] consists entirely of Excluded Claims for [***] or the Changed Product under assessment, then that Patent is an Excluded Patent Family Member for [***] or the Changed Product under assessment [***]; and

(c)          for the avoidance of doubt, subject to Section 15.8, in calculating royalties [***]: (1) no consideration is given to the [***]; and (2) there is no requirement for the [***]. However, the Covenants not to Sue in this Agreement shall [***] be for all the Territory.

15.20          Each Party shall be entitled, on a one-time only basis, to add [***] in the “HNB Products” category, and to add [***] in the “Vapour Products” category, by giving a single written notice to the other Party of all such additions at least [***] months prior to the [***] anniversary of the Effective Date, provided that such notice may not specify the [***], the addition of which shall be subject to the separate requirements of Sections 15.21 to 15.24). Such additions shall take effect from the start of the first [***] to start on or after the [***] anniversary of the Effective Date. The Parties may by mutual agreement in accordance with Section 41.5, [***].

15.21          Should at any time during the Term it become possible for both BAT and PMP to sell any and all of their respective HNB Products in the [***], and for the Parties to pay to and receive from each other related royalties, without either Party: (i) violating Sanctions; or (ii) reasonably considering (acting in good faith) that it or any of its Affiliates would otherwise be exposed to a risk of breach, penalty or punitive consequences under Sanctions, due in all cases to the lifting of all or a majority of the Sanctions which would realistically impact the trade of the HNB Products (including Sanctions targeting any HNB Products, Intellectual Property Rights or any third parties to which HNB Products may be sold directly or indirectly by either Party or the tobacco sector in general) (“Relevant HNB Sanctions”) that have been imposed on the [***] since [***], such that the Relevant HNB Sanctions imposed on the [***] revert to a position materially similar to, or more permissive than, the Relevant HNB Sanctions position immediately prior to [***] (for the purpose of this Section 15.21, the “Condition”), then either Party may give notice referencing this Section and asserting that the Condition has been met. The Condition shall be deemed to have been met if [***] (“[***] HNB Market Re-entry”), and notice within the meaning of this Section 15.21 shall be deemed to have been given and received as of the date upon which such [***] HNB Market Re-entry occurs. Then with effect from the start of the first [***] to start on or after the date which is [***] Business Days after the date the notice in this Section 15.21 is received or deemed to be received (the “Section 15.21 Addition Date”), the [***] will be deemed: [***] If the receiving Party of any notice, or deemed notice as a result of a [***] HNB Market Re-entry, disputes that the Condition has been fulfilled, or reasonably considers (acting in good faith) that the particular deemed amendments would cause it or any of its Affiliates to violate Sanctions or otherwise be exposed to a risk of breach, penalty or punitive consequences under Sanctions, it shall provide objections in writing within [***] Business Days of receipt of such notice specifying its objections, otherwise such notice shall be deemed to be valid. Any dispute in relation to this Section 15.21 shall be resolved in accordance with the ADR Exhibit as an Expedited Dispute (for the purpose of this Section 15.21, a “Section 15.21 Dispute”). However, if: (a) as of the Effective Date and prior to the Section 15.21 Addition Date, a Party, its Associated Companies or their respective Representatives has asserted against the other Party any Intellectual Property Rights in the [***] that would otherwise be within the scope of any of the licences, Covenants not to Sue or releases in respect of HNB Products provided for under the deemed amendments in this Section 15.21; (b) a Party has breached Section 29.2(j) (in the case of PMP) or Section 29.3(j) (in the case of BAT), in respect of Relevant [***] IPR relating to HNB Products, and the recipient of such Relevant [***] IPR relating to HNB Products or rights thereunder takes enforcement action against the other Party; or (c) a Party has, at the Section 15.21 Addition Date, breached Section 21.5 in respect of Relevant [***] IPR relating to HNB Products, and the recipient of such Relevant [***] IPR relating to HNB Products or rights thereunder takes enforcement action against the other Party, then that Party [***]. Following any deemed amendment under this Section 15.21, either Party may provide notice (for the purpose of this Section 15.21, a “Section 15.21 Sanctions Reimposition Notice”) to the other in such circumstances that it reasonably considers (acting in good faith) the Condition to have ceased to have been fulfilled or that it is exposed to a risk of breach, penalty or punitive consequences under Sanctions owing to the inclusion of the [***] in the Territory [***], in which case the [***] will be deemed: [***] in each case from the date upon which the Condition ceased to have been fulfilled or risk owing to the inclusion of the [***] in the Territory [***] arose. The other Party may raise a Section 15.21 Dispute within [***] Business Days of receipt of a Section 15.21 Sanctions Reimposition Notice, following which these changes may be reversed if the Party raising such Section 15.21 Dispute is successful in its challenge. For the purposes of this Section 15.21, in assessing whether the Condition has been fulfilled, no account shall be taken of any contractual restrictions between a Party and any Third Party.

15.22          Should at any time during the Term it become possible for both BAT and PMP to sell any and all of their respective Vapour Products in the [***], and for the Parties to pay to and receive from each other related royalties, without either Party: (i) violating Sanctions; or (ii) reasonably considering (acting in good faith) that it or any of its Affiliates would otherwise be exposed to a risk of breach, penalty or punitive consequences under Sanctions, due in all cases to the lifting of all or a majority of the Sanctions which would realistically impact the trade of the Vapour Products (including Sanctions targeting any Vapour Products, Intellectual Property Rights or any third parties to which Vapour Products may be sold directly or indirectly by either Party or the tobacco sector in general) (“Relevant Vapour Sanctions”) that have been imposed on the [***] since [***], such that the Relevant Vapour Sanctions imposed on the [***] revert to a position materially similar to, or more permissive than, the Relevant Vapour Sanctions position immediately prior to [***] (for the purpose of this Section 15.22, the “Condition”), then either Party may give notice referencing this Section and asserting that the Condition has been met. The Condition shall be deemed to have been met if [***] (“[***] Vapour Market Re-entry”), and notice within the meaning of this Section 15.22 shall be deemed to have been given and received as of the date upon which such [***] Vapour Market Re-entry occurs. Then with effect from the start of the first [***] to start on or after the date which is [***] Business Days after the date the notice in this Section 15.22 is received or deemed to be received (the “Section 15.22 Addition Date”), the [***] will be deemed: [***] If the receiving Party of any notice, or deemed notice as a result of a [***] Vapour Market Re-entry, disputes that the Condition has been fulfilled, or reasonably considers (acting in good faith) that the particular deemed amendments would cause it or any of its Affiliates to violate Sanctions or otherwise be exposed to a risk of breach, penalty or punitive consequences under Sanctions, it shall provide objections in writing within [***] Business Days of receipt of such notice specifying its objections, otherwise such notice shall be deemed to be valid. Any dispute in relation to this Section 15.22 shall be resolved in accordance with the ADR Exhibit as an Expedited Dispute (for the purpose of this Section 15.22, a “Section 15.22 Dispute”). However, if: (a) as of the Effective Date and prior to the Section 15.22 Addition Date, a Party, its Associated Companies or their respective Representatives has asserted against the other Party any Intellectual Property Rights in the [***] that would otherwise be within the scope of any of the licences, Covenants not to Sue or releases in respect of Vapour Products provided for under the deemed amendments in this Section 15.22; (b) a Party has breached Section 29.2(j) (in the case of PMP) or Section 29.3(j) (in the case of BAT), in respect of Relevant [***] IPR relating to Vapour Products, and the recipient of such Relevant [***] IPR relating to Vapour Products or rights thereunder takes enforcement action against the other Party; or (c) a Party has, at the Section 15.22 Addition Date, breached Section 21.5 in respect of Relevant [***] IPR relating to Vapour Products, and the recipient of such Relevant [***] IPR relating to Vapour Products or rights thereunder takes enforcement action against the other Party, [***]. Following any deemed amendment under this Section 15.22, either Party may provide notice (for the purpose of this Section 15.22, a “Section 15.22 Sanctions Reimposition Notice”) to the other in such circumstances that it reasonably considers (acting in good faith) the Condition to have ceased to have been fulfilled or that it is exposed to a risk of breach, penalty or punitive consequences under Sanctions owing to the inclusion of the [***] in the Territory [***], in which case the [***] will be deemed [***] in each case from the date upon which the Condition ceased to have been fulfilled or risk owing to the inclusion of the [***] in the Territory [***] arose. The other Party may raise a Section 15.22 Dispute within [***] Business Days of receipt of a Section 15.22 Sanctions Reimposition Notice, following which these changes may be reversed if the Party raising such Section 15.22 Dispute is successful in its challenge. For the purposes of this Section 15.22, in assessing whether the Condition has been fulfilled, no account shall be taken of any contractual restrictions between a Party and any Third Party.

15.23          Should at any time during the Term it become possible for both BAT and PMP to sell any and all of their respective HNB Products in [***], and for the Parties to pay to and receive from each other related royalties, without either Party: (i) violating Sanctions; or (ii) reasonably considering (acting in good faith) that it or any of its Affiliates would otherwise be exposed to a risk of breach, penalty or punitive consequences under Sanctions, due in all cases to the lifting of all or a majority of the Sanctions which would realistically impact the trade of the HNB Products (including Sanctions targeting any HNB Products, Intellectual Property Rights or any third parties to which HNB Products may be sold directly or indirectly by either Party or the tobacco sector in general) (“Relevant HNB Sanctions”) that have been imposed on [***] since [***], such that the Relevant HNB Sanctions imposed on [***] revert to a position materially similar to, or more permissive than, the Relevant HNB Sanctions position immediately prior to [***] (for the purpose of this Section 15.23, the “Condition”), then either Party may give notice referencing this Section and asserting that the Condition has been met. The Condition shall be deemed to have been met if [***] (“[***] HNB Market Re-entry”), and notice within the meaning of this Section 15.23 shall be deemed to have been given and received as of the date upon which such [***] HNB Market Re-entry occurs. Then with effect from the start of the first [***] to start on or after the date which is [***] Business Days after the date the notice in this Section 15.23 is received or deemed to be received (the “Section 15.23 Addition Date”), [***] will be deemed: [***] If the receiving Party of any notice, or deemed notice as a result of a [***] HNB Market Re-entry, disputes that the Condition has been fulfilled, or reasonably considers (acting in good faith) that the particular deemed amendments would cause it or any of its Affiliates to violate Sanctions or otherwise be exposed to a risk of breach, penalty or punitive consequences under Sanctions, it shall provide objections in writing within [***] Business Days of receipt of such notice specifying its objections, otherwise such notice shall be deemed to be valid. Any dispute in relation to this Section 15.23 shall be resolved in accordance with the ADR Exhibit as an Expedited Dispute (for the purpose of this Section 15.23, a “Section 15.23 Dispute”). However, if: (a) as of the Effective Date and prior to the Section 15.23 Addition Date, a Party, its Associated Companies or their respective Representatives has asserted against the other Party any Intellectual Property Rights in [***] that would otherwise be within the scope of any of the licences, Covenants not to Sue or releases in respect of HNB Products provided for under the deemed amendments in this Section 15.23; (b) a Party has breached Section 29.2(j) (in the case of PMP) or Section 29.3(j) (in the case of BAT), in respect of Relevant [***] IPR relating to HNB Products, and the recipient of such Relevant [***] IPR relating to HNB Products or rights thereunder takes enforcement action against the other Party; or (c) a Party has, at the Section 15.23 Addition Date, breached Section 21.5 in respect of Relevant [***] IPR relating to HNB Products, and the recipient of such Relevant [***] IPR relating to HNB Products or rights thereunder takes enforcement action against the other Party, [***] Following any deemed amendment under this Section 15.23, either Party may provide notice (for the purpose of this Section 15.23, a “Section 15.23 Sanctions Reimposition Notice”) to the other in such circumstances that it reasonably considers (acting in good faith) the Condition to have ceased to have been fulfilled or that it is exposed to a risk of breach, penalty or punitive consequences under Sanctions owing to the inclusion of [***] in the Territory [***], in which case [***] will be deemed [***] in each case from the date upon which the Condition ceased to have been fulfilled or risk owing to the inclusion of [***] in the Territory [***] arose. The other Party may raise a Section 15.23 Dispute within [***] Business Days of receipt of a Section 15.23 Sanctions Reimposition Notice, following which these changes may be reversed if the Party raising such Section 15.23 Dispute is successful in its challenge. For the purposes of this Section 15.23, in assessing whether the Condition has been fulfilled, no account shall be taken of any contractual restrictions between a Party and any Third Party.

15.24          Should at any time during the Term it become possible for both BAT and PMP to sell any and all of their respective Vapour Products in [***], and for the Parties to pay to and receive from each other related royalties, without either Party: (i) violating Sanctions; or (ii) reasonably considering (acting in good faith) that it or any of its Affiliates would otherwise be exposed to a risk of breach, penalty or punitive consequences under Sanctions, due in all cases to the lifting of all or a majority of the Sanctions which would realistically impact the trade of the Vapour Products (including Sanctions targeting any Vapour Products, Intellectual Property Rights or any third parties to which Vapour Products may be sold directly or indirectly by either Party or the tobacco sector in general) (“Relevant Vapour Sanctions”) that have been imposed on [***]

since [***], such that the Relevant Vapour Sanctions imposed on [***] revert to a position materially similar to, or more permissive than, the Relevant Vapour Sanctions position immediately prior to [***] (for the purpose of this Section 15.24, the “Condition”), then either Party may give notice referencing this Section and asserting that the Condition has been met. The Condition shall be deemed to have been met [***] (“[***] Vapour Market Re-entry”), and notice within the meaning of this Section 15.24 shall be deemed to have been given and received as of the date upon which such [***] Vapour Market Re-entry occurs. Then with effect from the start of the first [***] to start on or after the date which is [***] Business Days after the date the notice in this Section 15.24 is received or deemed to be received (the “Section 15.24 Addition Date”), [***] will be deemed: [***] If the receiving Party of any notice, or deemed notice as a result of a [***] Vapour Market Re-entry, disputes that the Condition has been fulfilled, or reasonably considers (acting in good faith) that the particular deemed amendments would cause it or any of its Affiliates to violate Sanctions or otherwise be exposed to a risk of breach, penalty or punitive consequences under Sanctions, it shall provide objections in writing within [***] Business Days of receipt of such notice specifying its objections, otherwise such notice shall be deemed to be valid. Any dispute in relation to this Section 15.24 shall be resolved in accordance with the ADR Exhibit as an Expedited Dispute (for the purpose of this Section 15.24, a “Section 15.24 Dispute”). However, if: (a) as of the Effective Date and prior to the Section 15.24 Addition Date, a Party, its Associated Companies or their respective Representatives has asserted against the other Party any Intellectual Property Rights in [***] that would otherwise be within the scope of any of the licences, Covenants not to Sue or releases in respect of Vapour Products provided for under the deemed amendments in this Section 15.24; (b) a Party has breached Section 29.2(j) (in the case of PMP) or Section 29.3(j) (in the case of BAT), in respect of Relevant [***] IPR relating to Vapour Products, and the recipient of such Relevant [***] IPR relating to Vapour Products or rights thereunder takes enforcement action against the other Party; or (c) a Party has, at the Section 15.24 Addition Date, breached Section 21.5 in respect of Relevant [***] IPR relating to Vapour Products, and the recipient of such Relevant [***] IPR relating to Vapour Products or rights thereunder takes enforcement action against the other Party [***]. Following any deemed amendment under this Section 15.24, either Party may provide notice (for the purpose of this Section 15.24, a “Section 15.24 Sanctions Reimposition Notice”) to the other in such circumstances that it reasonably considers (acting in good faith) the Condition to have ceased to have been fulfilled or that it is exposed to a risk of breach, penalty or punitive consequences under Sanctions owing to the inclusion of [***] in the Territory [***], in which case [***] will be deemed: [***] in each case from the date upon which the Condition ceased to have been fulfilled or risk owing to the inclusion of [***] in the Territory [***] arose. The other Party may raise a Section 15.24 Dispute within [***] Business Days of receipt of a Section 15.24 Sanctions Reimposition Notice, following which these changes may be reversed if the Party raising such Section 15.24 Dispute is successful in its challenge. For the purposes of this Section 15.24, in assessing whether the Condition has been fulfilled, no account shall be taken of any contractual restrictions between a Party and any Third Party.

15.25          Royalties are payable in respect of Relevant Patents until:

(a)          subject to Section 15.27, in the case of [***] and the [***] Royalty as applied to [***] Changed Products for all the applicable [***] for HNB Products until the later of: (1) the expiry [***] of the [***] Patents, provided that (A) any extension of such [***] Patent’s term by a Governmental Authority is excluded and (B) each [***]

Patent shall be deemed to expire as of 21 years after the filing date of the earliest patent application for which a claim of priority has been made (including any provisional application or other document from which priority can be claimed) in such [***] Patent’s Patent Family or otherwise 20 years after the filing date, regardless of whether such [***] Patent has actually expired as of such date; or (2) in the case of a [***] Patent [***], then until the date 20 years after its earliest filing date, and in no event later than 21 years after the earliest filing date of any of its Patent Family Members for which a claim of priority has been made (including any provisional application or other document from which priority can be claimed) or otherwise 20 years after the filing date . When a Patent Family ceases to be royalty-bearing pursuant to this Section (a), the [***] Patent Family Number and the [***] Patent Family Number and the royalty rate shall be recalculated pursuant to Section 10.5. For the avoidance of doubt, during any such recalculation, the allocation of Patent Families between PMP [***] Patents, PMP [***] Patents and Additional Patent Families shall remain as it was for the calculation of the [***] Royalty; and

(b)          subject to Section 15.26, in the case of royalty on [***] Patents, for the [***] from the grant of the applicable [***] Patent until the expiry or final, non-appealable or non-appealed determination of invalidity or lack of Entitlement of the [***] Patent [***] provided that: (1) [***] is excluded; and (2) each [***] Patent shall be deemed to expire as of 21 years after the filing date of the earliest patent application in such [***] Patent’s Patent Family for which a claim of priority has been made (including any provisional application or other document from which priority can be claimed) or otherwise 20 years after the filing date, if that is earlier than actual expiry of such [***] Patent.

15.26          In relation to Changed Products, royalty entitlement shall [***] for: (1) Relevant Patents granted at Launch of that Changed Products from Launch [***] and (2) for all Relevant Patents [***]. However, if there is a Validity Challenge to any [***] Patent of the Patent Owning Party (as permitted under Section 31), which is Relevant in relation to any Changed Product:

(a)          the decision of the First Instance Level shall [***]. If the decision of the First Instance Level is non-appealable or not appealed, royalties shall either continue to accrue ([***]) or cease accruing [***] on the date of such decision of the First Instance Level;

(b)          any intervening decision between the decisions of the First Instance Level and the First Appellate Level shall [***] If such intervening decision is non-appealable or not appealed, royalties shall either continue to accrue [***] or cease accruing [***] on the date of such intervening decision. However, there shall be [***] for the period between the decision of the First Instance Level and the intervening decision;

(c)          if the decision of the First Instance Level is appealed to the First Appellate Level, royalties shall either continue to accrue [***] or cease accruing [***] on the date of the decision of the First Appellate Level, [***] However, there shall be [***] for the period between the decisions of the First Instance Level and the First Appellate Level;

(d)          if the decision of the First Appellate Level is appealed, there shall be [***] Royalties shall either restart accruing [***] or cease accruing [***] on the date of such final non-appealable or non-appealed decision. In addition, the accrual of royalties shall be [***], for the period between the decision of the First Appellate Level and the final, non-appealable or non-appealed decision;

(e)          if: (1) the claims are upheld by the First Appellate Level in an amended form which the Launching Party alleges the relevant Device or Consumable is no longer Within the Scope of, or there is a final, non-appealable or non-appealed determination to that effect; or (2) the claims are amended at the request of the Patent Owning Party (regardless of whether there is a Validity Challenge), to a form which the Launching Party alleges the relevant Device or Consumable is no longer Within the Scope of, the Launching Party may seek a reassessment of such Changed Product in accordance with Section 15.26(g) below. If the result of such reassessment confirms that the relevant Device or Consumable is no longer Within the Scope of the [***] Patent, then royalties shall [***] for the period between the decision by the First Appellate Level in the case of (1) or the date on which the claims are amended at the request of the Patent Owning Party in the case of (2), and such confirmation;

(f)          if there is a final, non-appealable or non-appealed determination that: (1) reverses the decision of the First Appellate Level finding that the claims are upheld in an amended form which the relevant Device or Consumable is no longer Within the Scope of; and (2) permits claims in a different form which the Patent Owning Party alleges the relevant Device or Consumable are Within the Scope of (whether as a result of a Validity Challenge or not), then the Patent Owning Party may seek a reassessment of such Changed Product in accordance with Section 15.26(g) below. If the result of such reassessment confirms that the relevant Device or Consumable is Within the Scope of the [***] Patent, then the [***] for the period between the decision of the First Appellate Level and the final, non-appealable and non-appealed decision;

(g)          a reassessment under this Section 15.26 is requested by the Assessment Representative of the Party seeking reassessment by providing email notification to the Assessment Representative of the other Party:

(i)          attaching a copy of the relevant order, decision or judgment of the First Appellate Level or the final, unappealable determination;

(ii)          attaching a copy of the relevant [***] Patent and the claims as amended;

(iii)          identifying the relevant Products for which they are seeking reassessment;

(iv)          stating that Party’s position on whether the relevant Products fall Within the Scope of the amended claims of the relevant [***] Patent including a detailed explanation [***]; and

(v)          if that Party’s position is that as a result of the amendment the relevant [***] Patent that was a [***] Patent is now a [***] Patent, or vice-versa, an explanation as to why this is its position.

The Assessment Representative of the other Party must then respond to that email notification within [***] Business Days to confirm whether it accepts the position of the Party seeking reassessment and any failure to respond within this period is deemed to be acceptance, provided that after such [***] Business Days the Party seeking reassessment notifies the other Party of such deemed acceptance and the Patent Owning Party does not send a response to the email within [***] Business Days of such notice. If the other Party disputes the position of the Party seeking reassessment, then any such dispute will be resolved under the ADR Exhibit as an Expedited Dispute. For the avoidance of doubt, if there is a reassessment dispute that is to be resolved as an Expedited Dispute under the ADR Exhibit, the Enforceability of the [***] Patents or [***] are not considered when resolving this dispute.

15.27          If the Final Patent Report for [***] indicates that BAT is entitled to initiate [***] Royalty in accordance with this Section 15.27:

(a)          The [***] Royalty will be [***], provided that:

(i)          for a [***] Changed Product BAT has [***] one of the Patent Families indicated as Relevant in the Final Patent Report for [***], when the applicable [***] Changed Product is assessed:

(A)          against all the [***] Patents and [***] identified in the Final Patent Report for [***] for that Patent Family [***], and

(B)          if the [***] Changed Product is a Device, when assessed in the context of all the [***] Consumables, and

(C)          if the [***] Changed Product is a Consumable, when assessed in the context of all the [***] Devices, and

(ii)          the Patent Family would no longer be Relevant to [***] if an equivalent [***] were made to [***] for which that Patent Family is Relevant (as indicated in the Final Patent Report for [***]).

(b)          The assessment of such [***] is conducted [***] using the same [***] Patents and [***] as used in the assessment of the original [***] Royalty. The [***] Patent Family must be a Patent Family which, if removed from the Final Patent Report for [***] would result in the [***] Royalty being lower than the original [***] Royalty [***] (“[***]”). Such [***] Royalty shall be undertaken as set out in the remainder of this Section 15.27. If, with respect to a [***] Changed Product BAT has [***] more than one such Patent Family, the process set out in this Section 15.27 shall be undertaken concurrently in relation to each such Patent Family.

(c)          BAT shall, in the Launch Notice for a proposed [***] Changed Product that BAT believes [***] a Patent Family indicated as Relevant in the Final Patent Report for [***] (“Proposed [***] Changed Product”) identify:

(i)          the Patent Family BAT believes it has [***] (“Proposed [***] Patent Family”), together with an explanation as to why BAT believes it has [***] the Proposed [***] Patent Family;

(ii)          the respective [***] Device(s) and [***] Consumable(s) to which the respective Proposed [***] Patent Family is Relevant (“Proposed Removed [***] Products”);

(iii)          [***] of the [***] Device or [***] Consumable that are to be changed or removed to achieve [***] (“Proposed [***]”);

(iv)          the [***] Changed Product(s) that have been Launched that are Within the Scope of the Proposed [***] Patent Family, as assessed [***] using the same [***] Patents and [***] as used in the assessment of the original [***] Royalty (“Proposed Removed [***] Changed Products”); and

(v)          whether the [***] Patents and [***] of the Proposed [***] Patent Family in respect of [***] in the Final Patent Report for [***], which shall for the purposes of this assessment and its application to Section 18 be deemed to be [***] Patents, are [***] Patents or [***] Patents.

(d)          The Compliance of, and royalty obligations relating to, a Proposed [***] Changed Product, shall be assessed in the same way as any other Changed Product and additionally assessment pursuant to this Section 15.27 shall proceed as follows. Within [***] months of determination that the Proposed [***] Changed Product is Compliant, PMP shall notify BAT as to whether the matters identified by BAT pursuant to Sections 15.27(c)(i) to 15.27(c)(v) are agreed by PMP (“[***] Reply”):

(i)          if PMP does not agree one or more of the matters identified by BAT pursuant to Sections 15.27(c)(i) to 15.27(c)(v), PMP shall identify the disputed matters and provide reasons therefor in the [***] Reply and the Parties shall, in the  [***] Business Day period from receipt of the [***] Reply [***] Business Days), seek to resolve the disagreement by consulting and exchanging further information, with the provision of any Confidential Information being at the sole discretion of the Party providing such information and such exchange being in accordance with the requirements of Section 28. If after this period a dispute remains, then BAT must initiate an ADR Procedure as an Expedited Dispute within [***] Business Days, or the process pursuant to this Section 15.27 shall cease and the [***] Royalty shall remain unchanged. Further, and for the avoidance of doubt, any communications made between the Parties prior to the dispute being subject to an ADR Procedure are made on a without prejudice basis to any argument they may later make under the ADR Procedure or in any proceedings;

(ii)          if by agreement of the Parties, or upon resolution of any disputed matters pursuant to the ADR Procedure, it is determined that the Proposed [***] Changed Product does not [***] the Proposed [***] Patent Family, the process pursuant to this Section 15.27 shall cease and the [***] Royalty shall remain unchanged;

(iii)          if PMP agrees all the matters identified by BAT pursuant to Sections 15.27(c)(i) to 15.27(c)(v), or if upon resolution of any disputed matters pursuant to the ADR Procedure, it is determined that the Proposed [***] Changed Product does [***] the Proposed [***] Patent Family, then subject to any corrections to the matters identified by BAT pursuant to Sections 15.27(c)(i) to 15.27(c)(v) as agreed by the Parties or determined by the ADR Procedure, the Proposed [***] Changed Product shall be a “[***] Changed Product”, such Proposed [***] Patent Family shall be a “[***] Patent Family”, the Proposed [***] Features shall be a “[***] Features”, the Proposed Removed [***] Products shall be “Removed [***] Products”, the Proposed Removed [***] Changed Products shall be “Removed [***] Changed Products”;

for the avoidance of doubt, if it is determined that a Proposed [***] Changed Product does not [***] a Proposed [***] Patent Family for any reason, that shall not prevent BAT from citing that Patent Family in relation to a subsequent exercise of BAT’s rights pursuant to this Section 15.27.

(e)          If it is determined that the Proposed [***] Patent Family is a [***] Patent Family:

(i)          that [***] Patent Family is removed from the Final Patent Report for [***] and the [***] Patent Family number is recalculated pursuant to Section 10.5 to give the recalculated rate for [***] Royalty for [***];

(ii)          for the royalty calculations for Removed [***] Products and Removed [***] Changed Products (together referred to as “[***] Section 18 Products”), each [***] Patent Family generates 1 [***] Patent [***] for each [***] Section 18 Product for the purposes of Section 18.2(b); and

(iii)          for the avoidance of doubt, for the purposes of Section 18 the Removed [***] Products that are Consumables shall be grouped as Consumable Families in accordance with the requirements of the definition of Consumable Families to enable the application of Section 18 to such Consumables.

(f)          If the [***] Royalty has been reduced pursuant to this Section 15.27, then for [***] Changed Products that are Launched after the Launch Notice for the [***] Changed Product, the [***] Features cannot be referred to as [***] of the Earlier Product pursuant to Sections 15.14, 15.15 and 15.16.

(g)          BAT shall reimburse to PMP the reasonable external costs of PMP incurred in the assessment of a Proposed [***] Changed Product under this Section 15.27 including reasonable external legal costs and expert adviser costs, which shall not include any costs related to any ADR Procedure or Dispute related to any such Product or assessment under this Section 15.27.

(h)          BAT may initiate the process set out in this Section 15.27 in the period after BAT has received the Draft Patent Report for [***] but prior to the determination whether royalty is payable on [***]. In such case:

(i)          references in this Section 15.27 to the Final Patent Report for [***] shall be deemed to be references to the Draft Patent Report for [***];

(ii)          if the Proposed [***] Patent Family is removed from the Draft Patent Report, prior to the conclusion of the process set out in this Section 15.27, this process shall cease in relation to the Proposed [***] Patent Family; and

(iii)          if the Proposed [***] Patent Family is determined to be a [***] Patent Family pursuant to this Section 15.27, the consequences set out in Section 15.27(e) shall apply.

(i)          If at any time following the issue of the Final Patent Report for [***], the [***] Royalty is [***], then no further [***] Royalty can be initiated, and any [***] will be terminated.

16.	PROTOCOL FOR THE ASSESSMENT OF COMPLIANCE

16.1          Unless agreed in writing between the Assessment Representatives of the Parties for a specific Product (or for all Products by variation of this Agreement under Section 41.5), assessment of whether a Device or Consumable of either [***] or a Changed Product is Compliant is made in accordance with this Section. If it is necessary to agree whether a Device has a Relevant Patent Family as part of determining whether it is Compliant (as is required by Section 12.2(c)), then that is assessed in accordance with Section 15.

16.2          When considering the Compliance of a Product:

(a)          a Party shall consider the Product in the form provided as samples pursuant to Section 16.4, and as otherwise detailed in the Draft Launch Notice;

(b)          Compliance is assessed as of [***]; and

(c)          in limited circumstances a limited exception may be made to certain Compliance requirements of this Agreement as set out in Sections 16.2(c) and 16.2(d). If:

(i)          due to: (1) a change after the Effective Date in the Applicable Regulatory Requirements; or (2) a change after the Effective Date in interpretation by Applicable Regulators of Applicable Regulatory Requirements, a Party is, or will be, [***] of (A) an Existing Product and all Devices and/or all Consumables in the Changed Product [***] of that Existing Product, or (B) any other Part 1 Product that has previously been determined to be Compliant and all Devices and/or all Consumables in the Changed Product [***] of that Part 1 Product (and for the purposes of this reference only, the definition of the Changed Product [***] shall include any Existing Products in the group), (such change, a “Regulatory Change” and such Product, an “Affected Product”);

(ii)          as a result of such Regulatory Change the affected Party is, or will be, required to [***]; and

(iii)          it is not commercially and technically viable (“Viable”) to [***] Affected Product would be Compliant,

such [***] Product fulfilling the conditions of (i), (ii) and (iii) above, (the “Proposed Regulatory Changed Product”). Any Proposed Regulatory Changed Product shall, if the affected Party wishes to rely upon Sections 16.2(c) and 16.2(d), be reviewed through the process set out below.

(d)          The process for review of a Proposed Regulatory Changed Product is as follows:

(i)          the affected Party shall, no later than [***] Business Days before the Regulatory Change comes into force, notify the other Party of:

(A)          details of the Regulatory Change;

(B)          the identity of the Affected Product;

(C)          an explanation as to how the Affected Product is affected by the Regulatory Change;

(D)          reasonable details of the proposed modifications to the Affected Product;

(E)          an explanation of the respects in which the Proposed Regulatory Changed Product would cease to be Compliant. However, a Proposed Regulatory Changed Product will only be a “Regulatory Changed Product” provided that:

(a)          the lack of Compliance is [***] to conform with the Regulatory Change to achieve a Proposed Regulatory Changed Product that is Viable;

(b)          if that Party is BAT, the proposed Regulatory Changed Product does not include [***],

(c)          if the Proposed Regulatory Changed Product is an Other HNB Changed Product, it complies with Section 12.2, and

(d)          the Proposed Regulatory Changed Product is a Consumable, it is [***];

(F)          an explanation as to why the proposed modification is necessary to comply with the Regulatory Change; and

(G)          an explanation as to why there is no Viable way of conforming with the Regulatory Change such that the modified Affected Product would remain Compliant;

(ii)         the other Party shall then have [***] Business Days upon receiving notification pursuant to Section 16.2(d)(i) to notify the affected Party whether it agrees that the Proposed Regulatory Changed Product is a Regulatory Changed Product including without limitation those set out in Sections 16.2(d)(i)(E), 16.2(d)(i)(F) and 16.2(d)(i)(G), providing in reasonable detail an explanation of its position in case of disagreement including, if applicable, an explanation as to why [***] the modified Affected Product would be remain Compliant;

(iii)        if the other Party notifies the affected Party under Section 16.2(d)(ii) that it disagrees that the Proposed Regulatory Changed Product is a Regulatory Changed Product, and the Parties are unable to resolve the disagreement within [***] Business Days of the affected Party receiving such notification, [***] pursuant to the ADR Exhibit, which determination may be sought by the Party seeking to establish that as an Expedited Dispute;

(iv)        if the other Party notifies the affected Party under Section 16.2(d)(ii) that it agrees that the Proposed Regulatory Changed Product is a Regulatory Changed Product, the Regulatory Changed Product shall be a Changed Product that is deemed to be part of the same Changed Product [***] as the Affected Product, [***], provided that:

(A)          if the Regulatory Changed Product uses any Relevant Patents in addition to the Relevant Patents of the Affected Product (subject to the requirements of Section 12.2(c)), then those Patents will be assessed for royalties in accordance with Sections 15 to 18;

(B)          the Affected Product shall be the [***] Product for the Regulatory Changed Product but may not be relied upon as a [***] Product [***] after that Party has served a notice pursuant to Section 16.2(d)(i), [***]; and

(C)          the Affected Product may not be relied upon as [***] Product pursuant to Section 7 or Section 15.13 in relation [***] after that Party has served a notice pursuant to Section 16.2(d)(i), [***].

(e)          If a Party is unable to rely upon the provisions of Sections 16.2(c) and 16.2(d): (1) due to the provisos in Section 16.2(d)(i)(E); or (2) because the relevant product safety and/or regulatory requirements are applicable to Products [***], in either case, the Parties shall discuss whether any variation to this Agreement shall be made.

16.3          BAT when Launching [***] and the Party which has Launched the Changed Product (in both cases the “Launching Party”) shall, subject to Section 16.5 and Section 16.7, provide email notification to the Assessment Representative of the other Party (the “Patent Owning Party”) within [***] Business Days of Launch of the Changed Product (or, with respect to any Changed Product that is Launched within [***] months after the Effective Date, [***] Business Days) or with respect to [***] Business Days after [***] Launch, including:

(a)           the date of [***] Launch or the Launch of the Changed Product;

(b)          the jurisdiction(s) it was Launched in;

(c)          the name of the Product Launched (including, in the case of [***], the name of [***]);

(d)          a unique identification number for the Product Launched (in the case of [***], a unique identification for [***]) in each case as ascribed by the Launching Party for the purposes of this Agreement; and

(e)          for any Changed Product, if a Draft Launch Notice is required it shall also state:

(i)          save for [***] Products, identification of the [***] Product to which that Changed Product relates, a copy of any Final Patent Report in relation to the [***] Product and identification of any [***] Patents of such [***] Product (“[***] Product Patents”) that the Launching Party believes are not Relevant to the Changed Product and the reason therefor;

(ii)          an outline of any changes the Launching Party wishes to draw to the attention of the Patent Owning Party to assist with the assessment of Compliance;

(iii)          evidence of the Launch of the Changed Product, and if the Launching Party relies upon Section 15.17 [***] of the relevant HNB Changed Product;

(iv)          identification of the Devices or Consumables with which the Changed Product is Compatible; and

(v)          identification of any [***] Devices and their respective [***] Families;

(16.3(a) to (e) together the “Draft Launch Notice”, with the Draft Launch Notice for [***] being the “[***] Launch Notice”). Subject to Section 15.27, only one Draft Launch Notice shall be permitted for [***].

16.4          The Launching Party shall, within [***] Business Days of the Draft Launch Notice (or, with respect to any Changed Product that is Launched between [***] and the Effective Date or within [***] months after the Effective Date, [***] Business Days), dispatch to the Patent Owning Party’s Assessment Representative, and provide documentary evidence to the Patent Owning Party, either through the Advisory Committee or as otherwise directed by the Advisory Committee, of such dispatch, of:

(a)          (1) in relation to HNB Products: [***] samples of the Device and [***] samples of each Consumable (including HNB [***] Products) as Launched [***]; and (2) in relation to Vapour Products, [***] of the Device, and [***] of the Consumables (including Vapour [***] Products) provided, that in each case, the Launching Party shall within [***] Business Days of receipt of a request from the Patent Owning Party dispatch to the Patent Owning Party up to: (i) in relation to HNB Products, [***] of the specific Consumables; and (ii) in relation to Vapour Products, [***] of the specific Consumables; in each case if requested by the Patent Owning Party; and

(b)          where a [***] Product is required for the assessment whether the Changed Product is Compliant, [***] samples of any Devices, in relation to HNB Products, [***] samples of any Consumables of [***] Product or in relation to Vapour Products, [***] samples of any Consumables of [***] Product; however, where such samples are unavailable, then copies of such [***] Test results and [***].

The Launching Party will make available to the Patent Owning Party a reasonable number of additional samples of such Devices or Consumables upon the Patent Owning Party’s reasonable request, including for the purpose of any additional testing PMP elects to do pursuant to Section 9.5(c) or Section 9.5(d). Such additional samples are limited in the case of [***] Products to the extent such samples exist. Numbers of samples of Consumables in this Section refer to stock keeping units. All samples of [***] Changed Product provided pursuant to this Agreement shall be accompanied by their respective unique identification numbers referenced in Section 16.3. The applicable Covenants not to Sue in this Agreement in respect of [***] and Changed Product shall in each case be limited to the form of the samples provided in the respective Draft Launch Notices, subject to Section 16.7.

16.5          The Parties shall consult and exchange that information with each other that is necessary to reasonably assist: (1) after Launch, the Launching Party, at the Launching Party’s request, with the preparation of the Draft Launch Notice; (2) after receipt of a Launch Notice, and subject to Section 16.16, the Patent Owning Party, at the Patent Owning Party’s request, to assess whether [***] or the changes embodied in a Changed Product are Compliant with the scope of Sections 9.3, 11.3, 12.2 or 13.2 as the case may be. Where reasonably practicable, each Party will respond to the other Party within [***] Business Days of a request for information from the other Party which may be extended by the responding Party by a further [***] Business Days if necessary to provide such information. If a Party requests samples of products from the other Party for the purposes of this Agreement other than pursuant to Section 16.4, the other Party shall give reasonable consideration to such request.

16.6          For the purposes of this Section, if a Changed Product was Launched between [***] and the Effective Date, then the Launching Party may provide a Draft Launch Notice to the Patent Owning Party’s Assessment Representative within [***] Business Days of the Effective Date.

16.7          The Launching Party:

(a)          is not required to provide a Draft Launch Notice for Changed Products that are Non-Notifiable [***]. “Non-Notifiable [***]” are:

(i)          any Device where such Device differs solely in one or more of the following manners, compared to an Existing Product, [***] or another Changed Product that has already been Launched by that Party pursuant to a Draft Launch Notice:

(A)          [***]

(B)          [***]

(C)          [***];

(ii)          any Consumable where such Consumable differs solely in one or more of the following manners, compared to an Existing Product, [***] Consumable or another Changed Product that has already been Launched by that Party pursuant to a Draft Launch Notice:

(A)          [***]

(B)          [***]

(C)          [***]

(D)          [***]

(E)          [***];

(F)          [***]; and/or

(G)          [***]

excluding in all cases any Changed Product that has a [***] Patent other than [***] Product Patents;

(b)          shall, no later than [***] Business Day after the end of the [***], provide the Patent Owning Party with a report of Non-Notifiable [***] in the form to be agreed by the Advisory Committee.

16.8          If a Party does not provide a Draft Launch Notice in respect of a Changed Product to the Patent Owning Party in accordance with Section 16.315.5 above, then:

(a)          if the Patent Owning Party reasonably believes that a Draft Launch Notice is required, for example because the Changed Product has a [***] Patent other than [***] Product Patents, the Patent Owning Party’s Assessment Representative may at any time, by written notice to the Launching Party’s Assessment Representative, require the Launching Party to provide a Draft Launch Notice within [***] Business Days of receipt of such notice. Thereafter assessment of such Changed Product shall proceed in accordance with Section 15 save that references in that Section [***]. Such notice from a Patent Owning Party shall not be taken to be an admission by the Patent Owning Party [***]; and

(b)          save for the circumstances provided in Section 16.8(a) above, then if as a result of the assessment pursuant to Section 16.8(a):

(i)          such Changed Product is determined to be Compliant and to have no [***] Patents other than the [***] Product Patents, then the Launching Party will be deemed to have provided a timely Draft Launch Notice under Section 16.3 and such Changed Product will be entitled to the benefit of each applicable Covenant not to Sue granted under this Agreement, and royalties, if any, required to be paid by the Launching Party under this Agreement in respect of the [***] Product Patents will be due with respect to such Changed Product, [***];

(ii)          such Changed Product is determined to be Compliant and to have [***] Patents that are [***] but no [***] Patents that are [***] Patents other than [***] Product Patents, then the Draft Launch Notice will be deemed to have been timely provided by the Launching Party on the date of such determination and such Changed Product will be entitled to the benefit of each applicable Covenant not to Sue granted under this Agreement and royalties, if any, required to be paid by the Launching Party under this Agreement will be due [***];

(iii)          such Changed Product is determined to be Compliant and to have [***] Patents that are [***] Patents other than [***] Product Patents (regardless of whether it also has [***] Patents that are [***] Patents), then the Draft Launch Notice will be deemed provided by the Launching Party on the date of such determination and such Changed Product will be entitled to the benefit of each applicable Covenant not to Sue granted under this Agreement and royalties, if any, required to be paid by the Launching Party under this Agreement will be due [***]. However, in calculating such royalty, if the Patent Owning Party’s notice was within [***], the royalty rate applicable [***] shall be [***]. For example, in relation to a HNB Product, if the royalty rate applicable to the [***] Product is [***];

(iv)          such Changed Product is determined to be Compliant and to have [***] Patents that are [***] Patents other than [***] Patents (regardless of whether it also has [***] Patents that are [***]), then the Draft Launch Notice will be deemed provided by the Launching Party on the date of such determination and such Changed Product will be entitled to the benefit of each applicable Covenant not to Sue granted under this Agreement and royalties, if any, required to be paid by the Launching Party under this Agreement will be due [***]. However, in calculating such royalty, if the Patent Owning Party’s notice was [***], then [***], the royalty rate applicable [***] shall be [***]; and

(v)          such Changed Product is determined not to be Compliant and/or to have [***] Patents that are [***] Patents, then the Launching Party will be deemed to have never issued a Draft Launch Notice and the Launching Party will not be entitled to the benefit of the Covenants not to Sue granted under this Agreement with respect to such Changed Product; and

(c)          insofar as the [***] Changed Product that gives rise to [***] royalty rate pursuant to Section 16.8(b)(iii) or 16.8(b)(iv), is used in other later Changed Product [***] of the Launching Party as determined pursuant to Section 15.10(c), such [***] royalty rate shall also be applied in respect of such other Changed Product [***].

16.9          Where [***] Tests are required to determine Compliance, the Patent Owning Party shall commission the [***] Tests within [***] Business Days of receipt of the applicable Product samples required to be provided in accordance with Section 16.4, and:

(a)          for [***], the reasonable costs of such [***] Tests (except for [***] Tests PMP elects to do pursuant to Sections 9.5(c) and/or 9.5(d) in each case that are satisfied by the relevant Consumable) shall be reimbursed by BAT to PMP upon receipt of an invoice attaching a copy of the [***] Tests invoice; and

(b)          for a Changed Product, the Patent Owning Party can elect to waive the requirement for such testing. If such [***] Tests are conducted, then the cost of such testing is only reimbursed by the Launching Party if such testing establishes that the Changed Product is not Compliant.

16.10          Where either Party provides to the other a Product with [***] that will be subject to [***] Test pursuant to this Agreement, the providing Party shall provide [***] samples specified in this Agreement [***] to enable the [***] Tests to be carried out in half of such samples, and shall ensure that the samples [***] otherwise function the same [***]. Notwithstanding the foregoing, if it is not possible to provide samples with the [***], if samples provided with [***], or if [***] prevents such testing, then the Patent Owning Party can waive the testing; or alternatively, the Parties can work together to identify a technically feasible protocol to allow such testing [***]. If this is not possible, such [***] Tests shall be deemed to have been failed.

16.11          Within the period of time specified in this Section from receipt of the Draft Launch Notice, the Patent Owning Party shall send an email notification to the Launching Party’s Assessment Representative stating whether it agrees that each of the Devices and Consumables contained in the Draft Launch Notice are Compliant and, if it deems any non-Compliant, provide the reasoning why such Device or Consumable is not Compliant (the “Compliance Reply”). The relevant period of time being:

(a)          [***] months where the assessment of Compliance requires an assessment of whether there are any [***] Patents of the Patent Owning Party Relevant to the Products in the Draft Launch Notice; and the Patent Owning Party shall notify the Launching Party within [***] months after receipt of the Launch Notice if it asserts that such assessment of [***] Patents is required; or

(b)          in all other cases, a [***] month period, which may be extended by agreement of the Parties and shall be extended if [***] Tests are required and the results thereof have not been made available within [***] Business Days of commission of the [***] Tests.

16.12          If the Patent Owning Party does not send a Compliance Reply within the relevant period of time set out in Section 16.11 above, then all Devices and Consumables contained in the

Draft Launch Notice are deemed [***], provided that following such failure the Launching Party notifies the Patent Owning Party of such deemed finalisation and the Patent Owning Party does not send a Compliance Reply within [***] Business Days of such notice.

16.13          If the Patent Owning Party contests that any Device or Consumable is Compliant in its Compliance Reply, then the Parties shall consult and exchange further information within a [***] Business Day period from receipt of the Compliance Reply. If after that period a dispute remains, then the Launching Party must initiate an ADR Procedure within [***] month, or the contested Products will be deemed not to be Compliant, provided that after the expiry of such [***] month period the Patent Owning Party notifies the Launching Party of such deemed non-Compliance and the Launching Party does not initiate the ADR Procedure within [***] Business Days of such notice. [***].

16.14          If either pursuant to Section 16.13, by agreement between the Parties, or as finally determined in accordance with the ADR Exhibit, a Device or Consumable is found not to be Compliant for any reason [***], then, that Device or Consumable will be removed from the Draft Launch Notice and, subject to Sections 9.2, 9.3 and 11.2 and subject to the consequences of testing pursuant to Sections 9.5(c) and 9.5(d), will not be a Part 1 Product and, save for that in Section 23, shall not benefit from the Covenants not to Sue in this Agreement.

16.15          For the avoidance of doubt, nothing in this Agreement shall prevent either Party from:

(a)          commercialising any Product while its Compliance is being assessed;

(b)          developing or Launching Products that are not Compliant, but such new Products would not be Part 1 Products and, save for the Covenant not to Sue in Section 23, shall not benefit from the Covenants not to Sue in this Agreement; or

(c)          changing their HNB Products or Vapour Products to resultant Products other than [***] Changed Products, Other HNB Changed Products or Vapour Changed Products, but such resultant Products would not be Part 1 Products and, save for the Covenant not to Sue in Section 23, shall not benefit from the Covenants not to Sue in this Agreement.

16.16          The Parties expect that the information to be exchanged under this Section 16 related to the assessment of Compliance will be either publicly available or derivable from information that is publicly available. Prior to any Dispute under this Section 16 being subject to an ADR Procedure, it is at the sole discretion of a Party as to whether it wishes to provide to the other Party any information that is not publicly available. If a Party chooses to exchange information that is not publicly available, the Parties will exchange such information in accordance with Section 28 and other protocols related to such information as are necessary to ensure compliance with Competition Law.

17.	PROTOCOL FOR AGREEING THE RELEVANT ROYALTY-BEARING PATENT FAMILIES

17.1          Unless agreed in writing between the Assessment Representatives of the Parties for a specific Product (or for all Products by variation of this Agreement under Section 41.5), assessment of whether a Patent Family is Relevant to the assessment of royalties for a Device or Consumable of either [***] or a Changed Product is made in accordance with this Section.

17.2          Within a [***]-month period from each of:

   (a)        for [***], the later of: (1) the date that is [***] of the Draft Launch Notice; or (2) the date at which it is determined that [***] is Compliant;

   (b)       for a Device of an Other HNB Changed Product, the later of: (1) [***] of the Draft Launch Notice; or (2) the date at which it is determined that it is Compliant when assessed pursuant to Section 12.2(c); or

   (c)        for any Changed Product other than those referenced in Section 17.2(b), the date that is [***] of the Draft Launch Notice for that Changed Product;

the Patent Owning Party shall assess each of the Devices and Consumables in the Draft Launch Notice (including, for the avoidance of doubt, the [***] Launch Notice) to identify the [***] Patents and [***] it asserts to be Relevant to determining whether any of the Devices or Consumables are royalty-bearing and if so, the applicable royalty rates. The Launching Party shall cooperate and support this assessment by providing, within [***] Business Days [***] responses and particulars to the inquiries made by the Patent Owning Party about the features or function or functioning of the Devices and Consumables subject to the Draft Launch Notice.

17.3          For all Changed Products, at the conclusion of the [***] month period in Section 17.2, the Patent Owning Party may, in its sole discretion, send a report by email to the Launching Party’s Assessment Representative (the “Draft Patent Report”). Where that Draft Patent Report relates to a Changed Product for which a previously Launched Changed Product [***] of that Changed Product has been the subject of an earlier Final Patent Report, then the Patent Owning Party can rely on that earlier Final Patent Report if it identifies it in the Draft Patent Report for the Changed Product under consideration, such that such later Draft Patent Report only needs to identify the further Relevant [***] Patents in the Changed Product under consideration.

(a)          If the Patent Owning Party fails to send a Draft Patent Report [***] month period or sends a Draft Patent Report which does not include any Relevant [***] Patents, then all Devices and Consumables contained in the Draft Launch Notice are deemed to be:

(i)         if there is a Final Patent Report for the [***] Product, subject to the same royalty obligations as the [***] Product, [***] Patents within such Final Patent Report that the Launching Party indicated in the Draft Launch Notice were not Relevant to the Changed Product; or

(ii)          if there is no Final Patent Report for the [***] Product, [***] unless: (1) [***] pursuant to Section 17.2; or (2) the Changed Product is [***] in which latter case (2) the Changed Product shall be subject to [***] as described in Section 16.7;

provided in each case that after such failure, the Launching Party notifies the Patent Owning Party of such deemed outcome and the Patent Owning Party does not send a Draft Patent Report, or sends a Draft Patent Report which does not include any Relevant [***] Patents, within [***] Business Days of such notice.

(b)          If the Patent Owning Party sends a Draft Patent Report, then that Draft Patent Report must identify:

(i)          each [***] Patent(s) and [***] the Patent Owning Party asserts to be Relevant [***] to each Device and Consumable in that Draft Launch Notice;

(ii)          any [***] Patents;

(iii)         the claims that the Patent Owning Party is asserting and a detailed claim chart in respect of each asserted claim of the Relevant [***] Patent(s) and [***]; and

(iv)         in the case of a Changed Product, an indication as to whether the Patent Owning Party considers the nominated [***] Patent(s) and [***] to be, in relation to that Changed Product: [***].

17.4          If the Patent Owning Party does not include a [***] Patent or [***] for a Patent Family in the Draft Patent Report (or any other Patent Report referenced therein) in respect of a given Device or Consumable within the relevant Draft Patent Report, such [***] Patent or [***] and the applicable Patent Family shall not be Relevant to such Device or Consumable.

17.5          If the Patent Owning Party sends a Draft Patent Report, then Launching Party must within [***] Business Days of receipt of the Draft Patent Report [***] raise any objection to that Draft Patent Report including identification of any [***] Patents or [***] in the Draft Patent Report that the Launching Party asserts not to be Relevant to the Changed Product under assessment and the respective relevant sub-sections of Sections 15.8, 15.9, 15.11 and 15.13 relied upon and:

(a)          if the Draft Patent Report for a Changed Product refers to an earlier Final Patent Report of the relevant [***] Product, identification of any [***] Patent in that Final Patent Report for such [***] Product that the Launching Party asserts is not Relevant to the Changed Product under consideration together with the reasoning therefor;

(b)          if the Launching Party relies upon Section 15.9(b), identification of what the Launching Party asserts to be:

 (i)          the relevant Existing Product of the Launching Party (as referenced in Section 6);

(ii)         the granted Patent Family Member of the Patent Owning Party (as referenced in Section 6) that the Launching Party’s relevant Existing Product was Within the Scope of at the relevant date; and

(iii)         a reasonably detailed explanation [***] in support of the assertion that such Existing Product is Within the Scope of such granted Patent Family Member;

(c)          if the Launching Party relies upon Section 15.10(b), identification of the other [***] Patent or [***] for which royalty is claimed and [***] of such [***] Patent or [***]; and

(d)          if the Launching Party relies upon Section 15.15, identification of the Earlier Product(s) relied upon as the source of the Changed Product [***] Family;

(i)          if the Earlier Product relied upon as the source of the Changed Product [***] Family is a HNB Product that is [***];

(ii)          a description of [***]; and

(iii)         if it relies upon Section 15.15(d), a copy of the Final Patent Report referenced therein;

(e)          if the Launching Party relies upon Section 15.15, identification of the Earlier Product relied upon as the source of the [***] Family;

(f)          if the Launching Party relies upon the [***] Covenant Not to Sue (Section 7), identification of:

(i)          the [***] Patent or [***] to which Section 7 applies;

(ii)         what it asserts to be the [***] of the foregoing [***] Patent or [***] relied upon and [***] of the Product under assessment to which Section 7 applies;

(iii)        [***] of the Existing Product (in the case of Sections 7.1 and 7.2) or the applicable Part 1 Products (in the case of Sections 7.3 and 7.4 respectively) relied upon for the purpose of Section 7; and

(iv)          an explanation of how Section 15.13 applies [***] in Section 17.5(f)(iii) and the [***] of [***] or the Changed Product (as the case may be).

17.6          In a [***] Business Day period from receipt of the Launching Party’s objection, the Parties shall consult and exchange further information, with the provision of any Confidential Information being at the sole discretion of the Party providing such information and such exchange being in accordance with the requirements of Section 28. If after this period a dispute remains as to the inclusion of any [***] Patent or [***], then the Patent Owning Party must initiate an ADR Procedure under the ADR Exhibit within [***] Business Days [***] the Draft Patent Report. If the Launching Party does not within [***] Business Days of receipt of the Draft Patent Report (or within the extended deadline) raise any objection to that Draft Patent Report including with respect to the inclusion of particular [***] Patents or [***] within that Draft Patent Report, then that Draft Patent Report is deemed finalised, [***].

17.7          If either pursuant to Section 17.6, by agreement between the Parties, or as finally determined in accordance with the ADR Exhibit, a [***] Patent or [***] is found not to be Relevant to a Device or Consumable, then the Draft Patent Report shall be deemed to be amended by the removal of that [***] Patent or [***] from the Draft Patent Report in relation to that Device or Consumable [***] and the Patent Family of such [***] Patent or [***] shall not be Relevant to such Device or Consumable. The so finalised Patent Report (“Final Patent Report”) shall be appended to the finalised Launch Notice (after that has been finalised in accordance with Section 16 (the “Final Launch Notice”)).

17.8          The Final Launch Notice and Final Patent Report are then used to determine the royalty rate for the Products that were the subject of the Final Launch Notice in accordance with Section 10 (in relation to [***]), Section 14 (in relation to Changed Product) and using the Royalty Rate Mechanism in Section 18. The Final Patent Report for a Changed Product [***] or if the Patent Owning Party is found to lack Entitlement to a [***] Patent [***] pursuant to Section 15.2614.17.

17.9          PMP at its sole discretion may determine whether to issue a Draft Patent Report for [***]. If PMP issues a Draft Patent Report for [***] it shall contain the information specified in Section 16.3(a) to 16.3(d) inclusive and shall specify whether each Patent Family in the Draft Patent Report is a PMP [***] Patent Family, PMP [***] Patent Family or Additional Patent Family. For each Patent Family in the Draft Patent Report, PMP shall nominate at least one [***] Patent or [***] and may nominate a [***] Patent or [***] for HNB Products. However, if PMP does not issue a Draft Patent Report for [***] within the period specified in Section 17.2, then it is deemed that the [***] Royalty is [***], provided that after such period BAT notifies the PMP of such deemed outcome and PMP does not send a draft Patent Report within [***] Business Days of such notice. If PMP believes that an [***] Royalty is due and issues a Draft Patent Report, [***] shall follow the same procedure as for Changed Product as set out in Sections 17.3 to 17.8 except that the royalty rate for [***] is determined in accordance with Section 10.5 and the Final Patent Report shall specify which Additional Patent Families (if any) are deemed to be PMP [***] Patent Families or PMP [***] Patent Families pursuant to Section 10.2.

17.10          If BAT disputes the number of Additional Patent Families that PMP alleges in the Draft Patent Report are Relevant for [***] then:

   (a)       any dispute as to the number of PMP [***] Patent Families and/or PMP [***] Patent Families that are Relevant for [***] shall be determined, as a preliminary matter, as an Expedited Dispute. In such Expedited Dispute BAT shall, in the Pre-Arbitration Procedure, nominate the PMP [***] Patent Families and/or PMP [***] Patent Families it asserts are not Relevant to [***] (each, a “Challenged PMP [***] Patent Family” or “Challenged PMP [***] Patent Family”, as applicable). The Expedited Dispute procedure will determine which Challenged PMP [***] Patent Families and PMP [***] Patent Families are Relevant for [***] (the “Upheld [***] Patent Families”) and those not Relevant for [***] (the “Refused [***] Patent Families”). The total number of PMP [***] Patent Families and PMP [***] Patent Families Relevant for [***] then being the sum of: (1) the Upheld [***] Patent Families; and (2) the [***] Patent Families and/or PMP [***] Patent Families that BAT agreed as Relevant for [***] without challenging their Relevance;

17.11          Upon conclusion of any Expedited Dispute referenced in Section 17.10(a), BAT shall be entitled (whether there is such a dispute or not), in its response to the Draft Patent Report for [***] prepared by PMP, to nominate, [***], the Additional Patent Families (if any) that shall be deemed as PMP [***] Patent Families and/or PMP [***] Patent Families pursuant to Section 10.2, and therefore subject to the [***] and the [***] respectively. Subject to Section 15.27, BAT shall not raise any further challenge to the Relevance of the Patent Families so nominated. The Additional Patent Families remaining after the nomination pursuant to this Section are the “Remaining Additional Patent Families”; and

(a)          from the Remaining Additional Patent Families, BAT shall identify the Additional Patent Families it alleges are not Relevant to [***], for resolution via the ADR, subject to a maximum number of Additional Patent Families so identified. [***] 17.10(a) [***] BAT shall not dispute the Relevance of any Additional Patent Families other than pursuant to this Sub-Section.

17.12          The Parties expect that the information to be exchanged under this Section 17 related to the assessment of whether a Patent Family is Relevant to the assessment of royalties for a Device or Consumable will be either publicly available or derivable from information that is publicly available. Prior to any Dispute under this Section 17 being subject to an ADR Procedure, it is at the sole discretion of a Party as to whether it wishes to provide to the other Party any information that is not publicly available. If a Party chooses to exchange information that is not publicly available, the Parties will exchange such information in accordance with Section 28 and other protocols related to such information as are necessary to ensure compliance with Competition Law.

18.	ROYALTY MECHANISM TO DETERMINE ROYALTY RATES RESULTING FROM THE LAUNCH OF A CHANGED PRODUCT AND FOR [***] SECTION 18 PRODUCTS

18.1          The royalty consequences provided in this Section 18 (as further described in Schedule 18.1) shall arise from:

(a)          [***] Section 18 Products; and

(b)          a Changed Product (Device or Consumable) (including [***] Changed Products) that is Launched by a Launching Party, which has been determined to be royalty-bearing as one or more of the Patents of the Patent Owning Party are Relevant to the Changed Product, as set out in a Final Patent Report pursuant to Section 17.7.

18.2          For the purposes of this Section 18:

(a)          the “Paying Party” is:

(i)          for [***] Section 18 Products: BAT;

(ii)          for Changed Products to which this Section 18 applies: the Launching Party;

(b)          the “[***] Patents” are:

(i)          for Removed [***] Products: the respective [***] Patent(s) that are Relevant to such Products;

(ii)          for Removed [***] Changed Products: the respective [***] Patent(s) that are Relevant to such Products, together with any Patents of the Patent Owning Party that are Relevant to the Removed [***] Changed Product as set out in a Final Patent Report pursuant to Section 17.7 (if applicable);

(iii)          for any other Changed Products to which this Section 18 applies: the Patents of the Patent Owning Party that are Relevant to the Changed Product as set out in a Final Patent Report pursuant to Section 17.7.

18.3          Schedule 18.3 sets out worked examples of those royalty consequences. In the event of any conflict between Schedule 18.3 and this Section 18, this Section shall take precedence.

18.4          If a Device to which this Section 18 applies has been determined, [***], to be royalty bearing under [***] Patent(s) of the Patent Owning Party, the Paying Party shall pay to the Patent Owning Party a royalty [***] on the Device at a royalty rate that is the sum of the following (but subject [***] Section 14):

(a)          [***]; plus

(b)          [***]:

(i)           [***]; plus

(ii)         [***]; plus

(c)          [***]:

(i)          [***]; or

(ii)         [***].

18.5          If a Consumable to which this Section 18 applies has been determined, [***] to be royalty bearing under [***] Patent(s) of the Patent Owning Party, the Paying Party shall pay to the Patent Owning Party a royalty [***] on the Consumable at a royalty rate that is the sum of the following [***]

(a)          [***]; plus

(b)          [***]:

(i)          [***]; plus

(ii)          [***]; plus

(c)          [***]

18.6          For the purposes of Section 18.5(c), [***] if:

(a)          Where the Product is an HNB Product:

(i)          [***]

(ii)          [***]; and

(b)          where the Product is a Vapour Product, [***]

18.7          For the purposes of this Section 18, any Non-Notifiable [***], will be treated as [***], provided that both the Non-Notifiable [***] and the [***]: (1) [***]; and (2) [***].

18.8          The mechanism set out in this Section 18:

(a)          shall apply to Vapour Products which are not [***] Products provided that:

(i)          [***]; and

(ii)          [***];

(b)          shall not apply to [***] Products. Royalty on [***] Products shall be calculated based on the number of [***] Patents used in the [***] Product in accordance with the royalty rates in Sections 14.3 (for HNB [***] Products) and 14.5 (for Vapour [***] Products) and subject to Section 15.

18.9          When a Device is de-listed in every market in the Territory by the Paying Party such that it is no longer available from a Party to its Supply Chain Entities (“De-listed”), the [***] Patents of such Device shall, [***] in the calculation of royalties payable [***]. For the avoidance of doubt, this Section 18.9 will continue in effect following termination or expiry of this Agreement.

18.10          When a Consumable Family is De-listed in every market in the Territory by the Paying Party, the [***] Patents of such Consumable shall [***] in the calculation of royalties payable [***].

18.11          Each Party shall maintain an up-to-date record [***], in like form to the tables in Schedule 16.7, determining the applicable royalty rate per Product for its own Products and for the other Party’s Products from time to time pursuant to this Section 18 (“Royalty Rate Records”). Any difference between the Parties respective Royalty Rate Records as maintained pursuant to Section 36.1(b)(iv) shall be resolved in accordance with the ADR Exhibit.

18.12          [***]

19.	ROYALTY PAYMENT

19.1          Royalties and other sums payable under this Agreement are exclusive of VAT (or similar tax) which shall be paid in addition to royalties, and such amounts shall be paid free and clear of all deductions and withholdings whatsoever, unless the deduction or withholding is required by law. If any deduction or withholding is required by law (“Tax Deduction”) the paying Party shall pay to the non-paying Party such sum as will, after the deduction or withholding has been made, leave the non-paying Party with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding. If the paying Party is required to make a Tax Deduction, the paying Party shall, within [***] Business Days of making the deduction or withholding, provide a statement in writing showing the gross amount of the payment, the amount of the sum deducted and the actual amount paid.

19.2          To the extent that any Tax Deduction applies to any payments made under this Agreement and the obligation on the paying Party to make the Tax Deduction can be relieved (or the amount of the Tax Deduction can be reduced to a lesser amount) on an application for relief by the non-paying Party, the non-paying Party shall (at the paying Party’s request and expense) as soon as reasonably practicable, make such application (including but not limited to seeking relief under any applicable double taxation treaty or convention) to enable the non-paying Party to receive amounts payable under this Agreement without any Tax Deduction (or to receive amounts at a reduced rate of tax deduction. The obligation (under Section 19.1) on the paying Party to pay increased amounts to the non-paying Party shall not apply to the extent that the non-paying Party would be entitled to receive amounts payable under this Agreement without any Tax Deduction applying (or would be entitled to receive amounts at a lower rate of Tax Deduction), but is not so entitled due to the non-paying Party’s failure to complete any necessary procedural formalities to receive amounts without such Tax Deduction (or to receive the amounts at the lower rate of tax deduction). The non-paying Party will reimburse the paying Party for all, or a portion, of any increased amount paid by the paying Party to the non-paying Party on account of a Tax Deduction pursuant to Section 19.1 to the extent necessary to prevent the non-paying Party from receiving a net tax benefit from the payment of the Tax Deduction by the paying Party. Whether the non-paying Party would receive a net tax benefit shall be determined by comparing (1) the overall tax liability of the non-paying Party, taking into account any inclusion in taxable income resulting from the payment of the Tax Deduction and any amount that the non-paying Party is able to recover against its domestic corporate tax liability or any other liability on account of such payment, with (2) the overall tax liability of the non-paying Party if there had been no Tax Deduction.

19.3          Royalties and any other sums payable under this Agreement shall be paid in United States dollars (USD) if the paying Party is PMP and British pounds sterling (GBP) if the paying Party is BAT. In each case payment shall be made to the credit of a bank account to be designated in writing by the non-paying Party. Each Party will make all payments hereunder in accordance with Applicable Law.

19.4          Within [***] Business Days of [***] the paying Party shall notify the non-paying Party of the total amount of royalties payable in respect of [***]; within [***] Business Days of [***] the non-paying Party shall provide to the paying Party an invoice for such amount; and within [***] Business Days of [***] the paying Party shall pay such royalties to the non-paying Party. The issuance of such invoice shall be without prejudice to the non-paying Party’s right to dispute, pursuant to Section 19.9 the amount of royalty due from the paying Party or to charge interest on late payments of royalties in accordance with Section 19.6 where the amount of royalties was not notified in accordance with the timelines set out above.

19.5          For the purpose of [***] the currency of payment, the rate of exchange to be applied shall be the simple average of daily FX rates as of [***] close of business, as available from Bloomberg LP, for the relevant [***].

19.6          In the event of any delay in paying any sum due under this Agreement by the due date, the paying Party shall pay to the non-paying Party interest [***] on the overdue payment from the date when such payment was due to the date of actual payment at a rate of [***] as available from Bloomberg LP, for the relevant day. The Parties acknowledge that following [***] Launch or the Launch of a Changed Product, it will take some time to determine the applicable royalty rate pursuant to the terms of this Agreement and that whilst royalties may thereafter be due retrospectively in respect of such period, no interest will be due in respect of such period save to the extent that the paying Party has failed to comply with the deadlines in this Agreement applicable to such determination.

19.7          The Parties shall comply with the provisions of Schedule 19.7 in relation to the Independent Accountant.

19.8          Annually, by the last Business Day in [***] each year, including the year after royalties cease to be payable pursuant to this Agreement, the paying Party shall submit or cause to be submitted to the Independent Accountant a statement in writing recording the calculation of all royalties payable [***] and in particular:

(a)          the [***] for which the royalties were calculated;

(b)          the number of each royalty-bearing Product (identified by its respective unique identification number referenced in Section 16.3) supplied [***] during the [***];

(c)          the royalty rate [***] applied to each royalty-bearing Product during the [***], including the timing and amount of any changes to such royalty rate during the [***];

(d)          the [***] in respect of each royalty-bearing Product supplied during the [***];

(e)          the [***] in the calculation of [***];

(f)           the amount and mechanism of calculation of royalties due and payable;

(g)          the amount of any withholding or other income taxes deductible or due to be deducted in the calculation of royalties due and payable;

(h)          identification of any Devices that have been De-listed and the date of such De-listing;

(i)          the calculation of any royalties that have retrospectively become due or repayable to the paying Party (for example pursuant to Section 15.26); and

(j)          any other particulars the Independent Accountant may reasonably require to verify the accuracy of the royalty calculation.

19.9          The Independent Accountant shall review the data provided pursuant to Section 19.8 and shall within [***] Business Days [***] make a preliminary report to each Party as to the accuracy of that Party’s own royalty calculation. Each Party shall have [***] Business Days to respond to the preliminary report it has received and the Independent Accountant’s final report as to the accuracy of each Party’s royalty calculation shall be provided to both Parties within [***] Business Days. Any dispute as to the outcome of the Independent Accountant’s review shall be resolved in accordance with the ADR Exhibit.

19.10          If such final report of the royalties payable by the Parties to each other should reveal a net underpayment or overpayment from one Party to the other, the under-paying or over-receiving Party shall make a corrective payment to the other Party when making the next royalty payment pursuant to Section 19.4 together with interest pursuant to Section 19.6 in the case of an underpayment.

19.11          The paying Party shall keep proper records and books of account showing [***] of royalty-bearing Products supplied or put into use. Such records and books shall be kept separate from any records and books not relating solely to royalty-bearing Products.

19.12          If the paying Party is prohibited by Applicable Law or a Governmental Authority in any country from making any payment due under this Agreement, then the paying Party shall, within the prescribed period for making such payment, use its Best Efforts to secure from the relevant authority permission to make such payment and shall make it within [***] Business Days of receiving such permission. If such permission is not received within [***] Business Days of the paying Party making a request for such permission then, at the option of the non-paying Party, to the extent permitted by Applicable Law or the relevant Governmental Authority, the paying Party shall either deposit the payment in the currency of the relevant country in a bank account designated by the non-paying Party within such country, or make the payment to an Affiliate of the non-paying Party designated by the non-paying Party and having an office in the relevant country or in another country designated by the non-paying Party.

19.13          If [***] for a Product in respect of [***] is a negative amount, the applicable royalty shall be zero; the paying Party shall not be entitled to [***]

19.14          The provisions of this Section 19 shall remain in effect notwithstanding termination or expiry of this Agreement until the settlement of all subsisting claims by the non-paying Party.

20.	LICENCE TO [***] OF SPECIFIC [***] PATENTS

20.1          In respect of the good and valuable consideration set out in this Agreement, to the extent that these are owned by [***], [***] grants to [***] a non-exclusive, perpetual, royalty-free licence in the Territory for the benefit of [***] and (solely to the extent that the acts of such Connected Persons relate to the Products of [***]) its Connected Persons (sub-licensable only for the purpose of granting such benefit), solely in respect of the Part 1 Products of [***] which are [***] Products Launched prior to the expiry of the Term, of the Patent Families containing the following publications:

(a)          [***]

(b)          [***]

(c)          [***]

(d)          [***]

20.2          However, the benefit for [***] Connected Persons pursuant to this Section 20 is subject to the Connected Person undertaking all applicable acts described in Section 25.4.

21.	ACQUIRED OR DISPOSED PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS

21.1          Subject to the terms of the respective Covenants not to Sue, all of the Covenants not to Sue in this Agreement shall extend to the Patents or Intellectual Property Rights (as respectively specified in the relevant Covenant not to Sue) in respect of which legal title is acquired by a Party from:

(a)          a Party’s Contractors, so that Intellectual Property Rights acquired from a Party’s Contractors are treated for the purposes of this Agreement, as if they were generated by that Party’s employees. “Contractors” means any Persons to the extent they are creating Intellectual Property Rights for a Party pursuant to a contract for services (for the avoidance of doubt, as defined by the law of England and Wales); and

(b)          a Third Party other than a Party’s Contractors (“Acquired IPR”) subject to Section 21.2.

21.2          In calculating royalties due pursuant to this Agreement, Patents within Acquired IPR shall be taken into account only in respect of Changed Products Launched on or after the date the Acquired IPR is acquired, subject to the royalty provisions of this Agreement.

21.3          In connection with: (1) any assignment or transfer of (A) any Patents relating to technologies relevant to Products, and/or (B) any Intellectual Property Rights other than Patents within the scope of Section 4; (such Patents and other Intellectual Property Rights together, “Relevant IPR”), by a Party to any Third Party; (2) any licence granted by a Party to any Third Party of any Relevant IPR or other grant of rights that includes the right to enforce such Relevant IPR; or (3) any disposal or other change of Control of any Associated Company of a Party that, in either case, owns or, subject to Sections 22 and 25, [***] is able to licence any Relevant IPR, in each case (1), (2) and (3), to the extent on or after the Effective Date, and in the case of (3) limited to Relevant IPR consisting of, (x) Patent Families (including Patent Families comprising a single Patent) filed before such disposal or other change of Control, (y) other Intellectual Property Rights within the scope of Section 4 owned or [***] by the Associated Company at the date of such disposal or other change of Control, and (z) Relevant IPR that the Associated Company is otherwise able to licence at the date of such disposal or other change of Control, the granting Party agrees, that all of the licences, releases, Covenants not to Sue and other rights granted by them and all their obligations set forth in this Agreement including without limitation the release in Section 4, the Covenants not to Sue in Sections 5, 6, 7, 9, 11, 12, 13, 23 and 24, the licences granted pursuant to Sections 3, 20 and 41.7, the royalty obligations in Sections 17, 18 and 1918, the governing law provisions in Section 39 and the dispute resolution provisions in Section 40 (the “IPR Obligations”) shall run with such Relevant IPR, and that such granting Party shall ensure (in all cases subject to Section 38 and compliance with all Applicable Laws), that any assignee, transferee, successor or licensee to such Relevant IPR (including the acquiring or surviving entity in connection with any disposal or other change of Control of such granting Party’s Associated Company), or any other Person that obtains any enforcement rights with respect to such Relevant IPR agrees in writing, prior to such assignment, transfer, grant or licence, to be bound by the relevant IPR Obligations (including the obligation to obtain, and require that all subsequent assignees, transferees, successors, grantees or licensees though multiple tiers obtain, such written agreement from any subsequent assignee, transferee, successor, grantee or licensee). Such Relevant IPR includes such Intellectual Property Rights as they evolve after the relevant grant of rights, including without limitation, reissues, extensions, re-examinations, continuations and divisionals. Upon the disposal or other change of Control which results in an Affiliate of a Signatory ceasing to be an Affiliate thereof, that entity shall cease to have the benefit of this Agreement. For the avoidance of doubt, references in this Section 21.3 to “Party” in (1) and (2) above extend to [***] Companies pursuant to Section 1.2.

21.4          If a Party or any of its assignees, transferees, successors, licensees, grantees (through multiple tiers) or former Associated Companies takes or enables actions to be taken that are a breach of the IPR Obligations that are required of it pursuant to Section 21.3 without limitation of any other remedies the other Party may have, such Party (or if such Party is not a Signatory, the Signatory with respect which such Party is an Affiliate) shall indemnify and hold harmless the other Party in respect of (subject to Section 29.8) all losses, damages, costs, expenses, charges, penalties and other liabilities (including reasonable legal and other professional fees) incurred or suffered by the other arising out of or in connection with any such breach, including from any assertion of any Intellectual Property Right that would have been prevented by compliance with Section 21.3.

21.5          Save for as a result of any forced state acquisition, appropriation, permanent or temporary transfer (for the duration of such transfer if temporary) by the [***], as relevant, including through any acts that would constructively amount to such acquisition, appropriation or transfer (“Involuntary Transfer”), no Party will assign to any Third Party or Designated Associated Company any of its: (1) Patents (which term means, solely for the purposes of this Section 21.5, “Patents” as otherwise defined in this Agreement but with deletion of the phrase “in the Territory”) relating to technologies relevant to Products; or (2) registered designs relating to Products ((1) and (2) together in the [***] “Relevant [***] IPR”, and in [***] “Relevant [***] IPR”) or grant to any Third Party or Designated Associated Company any licence or other right to any such Relevant [***] IPR or Relevant [***] IPR:

(a)          in the [***], such that it entitles that Third Party or Designated Associated Company to enforce any such Relevant [***] IPR, where such enforcement would constitute a breach of Covenants not to Sue or licenses granted pursuant to this Agreement if such enforcement was undertaken by such Party and the [***] was part of the Territory, unless and until the [***] becomes part of the Territory pursuant to Section 15.21 or 15.22 (and Section 21.3 will thereafter apply to any such assignment or grant of rights).

(b)          in [***] such that it entitles a Third Party or Designated Associated Company to enforce any such Relevant [***] IPR, where such enforcement would constitute a breach of Covenants not to Sue or licenses granted pursuant to this Agreement if such enforcement was undertaken by such Party and [***] was part of the Territory, unless and until [***] becomes part of the Territory pursuant to Section 15.23 or 15.24 (and Section 21.3 will thereafter apply to any such assignment or grant of rights).

For the avoidance of doubt, nothing in this Section 21.5 constitutes a Covenant not to Sue granted by either Party in the [***] unless and until, in each case, those countries become part of the Territory in accordance with Sections 15.21 to 15.24, as applicable.

21.6          Any Product or group of related Products acquired from a Third Party by a Party (for the avoidance of doubt, including its Affiliates) after [***], which group of Products is acquired with respect to one or more countries (“Subject Countries”) by company acquisition, merger or asset purchase (but explicitly excluding licenses, co-promotion, co-marketing and distribution arrangements), (“Product Acquisition”), shall not benefit from the other Party’s IPR Obligations save that such Products shall be deemed to be Changed Products and will benefit from such other Party’s IPR Obligations solely with respect to the Subject Countries if:

(a)          prior to the completion of such Product Acquisition, such Products have been Launched (mutatis mutandis) by such Third Party;

(b)          in connection with such Product Acquisition the acquiring Party has acquired all rights of such Third Party in the Subject Countries to sell such Products;

(c)          subsequent to the completion of such Product Acquisition, such Products shall be branded, labelled and packaged under the acquiring Party’s own brand;

(d)          such Product Acquisition also includes the acquisition of legal title to one or more Patents;

(e)          such Products would constitute Compliant Changed Product if developed by the acquiring Party, subject to the Draft Launch Notice required for Compliance of such Products being provided within [***] Business Days of completion of such acquisition. The Existing Product used as the [***] Product against which the acquired Product is assessed for Compliance is identified by the acquiring Party and stated in the Draft Launch Notice; and

(f)          such Product Acquisition is completed prior to the expiry of the Term.

For the avoidance of doubt, if the other Party has or acquires entitlement to royalty payments with respect to such product line by virtue of some agreement other than this Agreement, such royalty payments pursuant to such other agreement shall [***] where such Products are deemed to be Changed Products under this Section 21.6.

21.7          If a Party or its Affiliates disposes of legal title to all rights to sell a product line (other than to another Affiliate), whether by company disposal, merger, asset sale (but explicitly excluding licenses, co-promotion, co-marketing and distribution arrangements), that product line shall upon such completion of such disposal, including fulfilment of any conditions precedent, cease to benefit from the IPR Obligations, subject to Section 21.821.10.

21.8          Subject to compliance with Section 21.3, each Signatory shall have the right to novate this Agreement in its entirety (including for the avoidance of doubt, the licence granted [***] pursuant to Section 3, to the extent any Patents subject to such licence are subject to the novation) provided that:

(a)          it is in connection with a merger, acquisition or other sale or transfer of all or substantially all of the business, stock and assets related to both HNB Products and Vapour Products, and which includes all or substantially all of the related Intellectual Property Rights, and provided that, as a result of such transaction, such Party is no longer active in the business of HNB Products and Vapour Products;

(b)          there shall be no novation prior to the [***] of the Effective Date;

(c)          each of the party to which the Agreement is novated (“Incoming Party”) and the Signatory from which the Agreement is novated (“Outgoing Party”) shall continue to comply with the Standstill Exhibit with the remaining Signatory (“Remaining Party”), if the Standstill Exhibit is still in force at the date of novation;

(d)          for the avoidance of doubt: (1) the novated Agreement shall apply to all applicable Intellectual Property Rights of the Incoming Party, not limited to the Intellectual Property Rights acquired by the Incoming Party from the Outgoing Party; and (2) to the extent that the Remaining Party and the Incoming Party are, at the date of novation, party to any proceedings which are within any Covenant not to Sue under this Agreement, they shall withdraw such proceedings in respect of any activities after the date of novation;

(e)          such novation shall not relieve the Outgoing Party from any liabilities arising prior to such novation; and

(f)          in the event that the Outgoing Party is Nicoventures Trading Limited and any Patents are retained by BAT, with effect from the date of the novation, BAT: (1) [***]; and (2) Covenants not to Sue for infringement of any such retained Patents on like terms to those granted in Sections 5, 6, 7, 11, 12, 13 and 24 save that:

(i)          the products subject to such grant of rights shall be [***] the respective Sections 5, 11, 12, 13 and 24;

(ii)          such grant of rights shall be [***]; and

(iii)          [***] in respect of such grant of rights; and

(g)          in the event that the Outgoing Party is Philip Morris Products S.A. and any Patents are retained by PMP, with effect from the date of the novation, PMP: (1) [***];

and; (2) Covenants not to Sue for infringement of any such retained Patents on like terms to those granted in Sections 5, 6, 7, 9, 11, 12, 13 and 24 save that:

(i)          the products subject to such grant of rights shall be [***] the respective Sections 5, 9, 11, 12, 13 and 24;

(ii)          such grant of rights shall be [***]; and

(iii)          [***] in respect of such grant of rights;

(h)         the Outgoing Party shall grant to the Remaining Party a Covenant not to Sue on like terms to that granted in Section 23, save that the term of such Covenant not to Sue shall be until the [***] anniversary of the Effective Date. For the avoidance of doubt, the expiry of such Covenant not to Sue is without prejudice to any licence or Covenant not to Sue in relation to the manufacture of Novation Items that is granted pursuant to Sections 21.8(f) and 21.8(g) above; and

(i)          with effect from the date of the novation, the Outgoing Party, on a perpetual, [***] basis and in the Territory, Covenants not to Sue the Remaining Party for Patent infringement of any Patent that has an earliest priority date prior to the [***] anniversary of the date of novation (whether such Patent was filed by the Outgoing Party or acquired by the Outgoing Party) by any Part 1 Products, ARUs or their respective Components (in each case regardless of whether on the market prior to novation), of the Remaining Party.

22.	SUBLICENSABLE INTELLECTUAL PROPERTY RIGHTS

22.1          Except in relation to Intellectual Property Rights licenced or owned by Connected Persons (which are subject to Section 25.1 below) and subject to Section 22.2, insofar as a Party grants a Covenant not to Sue or a licence pursuant to this Agreement in respect of its Intellectual Property Rights, such Covenant not to Sue or licence shall, include, to the full extent permitted under the respective agreement or terms of [***], as amended from time to time by the parties thereto, or by changes in Applicable Law, and for the term of such agreement [***]:

(a)          the [***] Sublicensable IPR;

(b)          at the option of the grantee Party, and subject to the payment by the grantee Party of any payment or liability thereby incurred by the grantor Party, [***] Sublicensable IPR;

(c)           [***] where that Party has the right to grant a licence or Covenant not to Sue under such Intellectual Property Rights [***] and without any obligation to pay, or liability for, any royalty, fee, or other payment or value by the grantor Party under such Intellectual Property Rights for, as a result of, or on the occasion of such licence or Covenant not to Sue, or exercise of any rights granted under such licence or Covenant not to Sue; and

(d)          at the option of the grantee Party, and subject to the payment by the grantee Party of any payment or liability thereby incurred by the grantor Party, [***] where that

Party has the right to grant a licence or Covenant not to Sue under such Intellectual Property Rights [***] and that are subject to the grantor Party having an obligation to pay, or liability for, a royalty, fee or other payment or value (other than nominal) by the grantor Party under such Intellectual Property Rights for, as a result of, or on the occasion of such licence or Covenant not to Sue, or exercise of any rights granted under such licence or Covenant not to Sue.

22.2          The term of the Covenant not to Sue or licence granted by the grantor Party pursuant to Section 22.1 shall be for so long as the grantor Party has such rights in respect of [***].

22.3          Patents included in any [***] shall not be taken into account in the calculation of any royalties under Section 18 of this Agreement or in any assessment of Compliance unless and until [***].

23.	MANUFACTURING AND R&D COVENANT NOT TO SUE

23.1          Each Party on a perpetual, royalty-free basis and in the Territory, Covenants not to Sue: (1) the other Party; and (2) solely to the extent that their acts relate to the Products, ARUs or their respective Components, of the other Party, the other Party’s Contractors, for Patent infringement by any Product (whether a Part 1 Product or a Part 2 Product), ARUs or their respective Components, in respect of:

(a)          the manufacture [***] of any Products ARUs or their respective Components and, insofar as they are ancillary to such manufacture, [***];

(b)          [***] or

(c)          the research and development (“R&D”) of any Product (whether a Part 1 or a Part 2 Product), ARU or their respective Components, to the extent that it relates to R&D activities in relation to that Product [***].

For the avoidance of doubt, such R&D activities include but are not limited to: [***] Nothing in this Section 23 shall limit the applicability of any research exemptions under any Applicable Law.

24.	ACCESSORIES, REPLACEMENT PARTS, AND UPGRADE PARTS COVENANT NOT TO SUE

24.1          Each Party on a perpetual, [***] basis and in the Territory, Covenants not to Sue the other Party for Patent infringement by any Accessory Sold for Use with a Part 1 Product by the other Party, or its Components.

24.2          Each Party on a perpetual basis and in the Territory, Covenants not to Sue the other Party for Patent infringement by any Replacement Part Sold for Use with a Part 1 Product by the other Party, or its Components.

24.3          For Existing Products, the Covenant not to Sue granted in Section 24.2 is on a [***] basis. For [***], the Launching Party shall pay to the Patent Owning Party a royalty on the [***]

of Replacement Parts Sold for Use with Part 1 Products [***] at the royalty rate (if any) applicable to the Part 1 Product that the Replacement Part is Sold for Use with [***]. If the Replacement Part is Sold for Use [***], then the [***] of such Replacement Part [***] shall be allocated [***] in that [***], and the royalty rate (if any) for [***] of the Replacement Part. For example:

(a)          [***]

(b)          [***]

(i)          [***]

(ii)          [***]

(c)          [***]

(d)          [***]

24.4          Each Party on a perpetual basis and in the Territory, Covenants not to Sue the other Party for Patent infringement by any Upgrade Part Sold for Use with a Part 1 Product by the other Party, or its Components, provided that [***]. The Upgrade Part shall be assessed for such qualification in accordance with the protocol for the assessment of Compliance in Section 16 including by provision of the email notification in accordance with, and containing the information set out in, Section 16.3, and the following information:

(a)          [***]

(b)          [***] and

(c)          [***]

24.5          The Launching Party shall pay to the Patent Owning Party a royalty on the [***] of Upgrade Parts Sold for Use with Part 1 Products, calculated in the same manner as royalties for Replacement Parts pursuant to Section 24.3. However, prior to the calculation, the Upgrade Part, [***] shall be assessed pursuant to Sections 16 and 17. If the Final Patent Report generated pursuant to Section 16 [***] contains Patents Families that are not in the Final Patent Report [***], then these further Patent Families relating to the Upgrade Parts are added to the respective Final Patent Reports [***], and then the royalty rate for [***] shall be re-determined pursuant to Section 18.

24.6          For the purpose of application of the foregoing Sections 24.4 and 24.5, the following changes shall be deemed made to Sections 15, 16, 17 and 18:

(a)          references to Launch replaced with references to [***] in the Territory [***]

(b)          references to Devices and Consumables under assessment replaced with references to [***] and

(c)          references to Product under assessment replaced with references [***]

25.	THIRD PARTIES

25.1          If a Party is a licensee or sublicensee or beneficiary of a Covenant not to Sue under any Patent that is owned [***] by that Party’s Connected Persons and that claims any aspect or feature of the other Party’s Part 1 Products or ARUs, and if such Party can, under the terms of its agreement with such Connected Person, grant a sublicense or extend a Covenant not to Sue thereunder to the other Party in connection with the other Party’s Part 1 Products or ARUs, then such Party shall grant, or use its Best Efforts to procure the grant of, such sublicense or Covenant not to Sue, as the case may be to the full extent permitted under such agreement, and such sublicensed Patents or Patents to which a Covenant not to Sue relates shall be treated under this Agreement as a Patent of such Party (subject to the terms and conditions of this Agreement) to the full extent permitted under such agreement. If there are any royalties or other charges of any sort that are or become payable to a Connected Person due to the procuring of or exercise of such a sublicense or Covenant not to Sue, then, in order to receive the benefit of such a sublicense or Covenant not to Sue, the other Party shall either: (1) timely pay all such charges when they come due; or (2) promptly decline such sublicense or Covenant not to Sue. [***]

25.2          If a Party has the right under any agreement with its Supply Chain Entities to cause any of its Supply Chain Entities not to sue the other Party or their respective Supply Chain Entities under any Patent over which a Supply Chain Entity has enforcement rights that would come within a Covenant not to Sue under this Agreement if owned by such Party, such Party will use Best Efforts to exercise that right, to the full extent permitted under such agreement.

25.3          Each Party will use: (1) Best Efforts to ensure that its Supply Chain Entities are aware of the principles of this Agreement (including, without limitation, the Covenants not to Sue under this Agreement (as set forth in publicly available version of this Agreement filed with the relevant securities exchange (collectively, the “Principles”))); and (2) reasonable endeavours to encourage its Supply Chain Entities to respect such Principles to the fullest extent possible.

25.4          If a Party to whom a Connected Person is connected becomes aware that such Connected Person has initiated, aided or abetted in any Connected Party Actions, such Party shall use Best Efforts to procure that such Connected Person withdraws and causes to be dismissed (on the basis that it makes no admissions) all such Connected Party Actions it has initiated, until the expiry of the Term or until it ceases to be a Connected Person, [***] “Connected Party Actions” means any action that would constitute a breach of any of the Covenants not to Sue contained in this Agreement if the Connected Person had given such Covenants not to Sue under the terms of this Agreement against the other Party in relation to Products. For the purposes of this Section 25 the reference to “Representatives” in the definition of “Connected Person” is limited to Representatives of a Party insofar as they act outside the course of their duties to that Party.

25.5          Patents that are [***] shall not be taken into account in the calculation of any royalties under Section 18 of this Agreement or in any assessment of Compliance [***] For the avoidance of doubt, the Patents [***] (including Patents included in [***].

25.6          Moreover, with respect to [***] Existing Products, the Released Claims Covenant not to Sue [***] shall extend to [***] Existing Products only for as long as [***].

25.7          In respect of BAT Changed Products and [***] the Parties shall meet after [***] and endeavour to agree (subject to prior agreement between PMP and [***]) on provisions to be appended to this Agreement regarding [***] and Changed Products of BAT vis-à-vis Intellectual Property Rights of [***] that may be applicable to [***] and/or any Changed Products of BAT.

26.	INTELLECTUAL PROPERTY RIGHTS MANAGEMENT

Each Party shall, in its sole discretion, determine how it shall or shall not file, prosecute and maintain the Intellectual Property Rights in respect of which it provides releases, Covenants not to Sue or licences under this Agreement and shall owe no obligations pursuant to this Agreement to the other Party or any other Person in respect of the filing, prosecution and maintenance, renewal or enforcement against Third Parties of such Intellectual Property Rights.

27.	TERM AND TERMINATION

27.1          The Agreement will take effect from the Effective Date and remain in effect until the eighth (8th) anniversary hereof, subject to Sections 27.2 and 27.3 (the “Term”).

27.2          Without affecting any other right or remedy available to it, either Signatory may terminate this Agreement with immediate effect by giving written notice to the other Signatory only if:

   (a)        the other Party is in breach of its obligations to cause the Proceedings to be fully and finally dismissed in accordance with Section 2.1 and/or Section 2.3;

   (b)       the other Party is in breach of the obligation to cause all injunctions to be discharged in accordance with Section 3.2;

(c)          the other Signatory was in breach on the Effective Date of Section 29.2(a), 29.2(c), 29.2(d), 29.2(e) or 29.2(h) (if the breaching Signatory is Philip Morris Products S.A) or Section 29.3(a), 29.3(c), 29.3(d), 29.3(e) or 29.3(h) (if the breaching Signatory is Nicoventures Trading Limited), provided that:

(i)           in the case of Sections 29.2(a) and 29.2(d) (insofar as such breach of Section 29.2(d) relates to the Released Claims in Sections 4.1(d), 4.1(e), 4.1(f) or 4.1(g)) if the breaching Signatory is Philip Morris Products S.A, and Sections 29.3(a) and 29.3(d) (insofar as such breach of Section 29.3(d) relates to the Released Claims in Sections 4.1(d), 4.1(e), 4.1(f) or 4.1(g)) if the breaching Signatory is Nicoventures Trading Limited, the breach is a material breach; and

(ii)          in all cases pursuant to this Section 27.2(c), such notice is given within [***] months of becoming aware of such breach; or

(d)          the other Party is in repudiatory breach of this Agreement,

provided that, in each case, the non-breaching Party gives the breaching Party notice of such breach and the breaching Party fails to cure such breach within [***] Business Days of such notice. A breach of any of the warranties referred to in Section 27.2(c) will be considered cured for the purposes of this Section 27.2 if the other Party ensures that the non-breaching Party is put in materially the same position in all respects that it would have been had the warranty been true and does not suffer any material loss or damage as a result of such breach.

27.3          Without affecting any other right or remedy available to it, Philip Morris Products S.A. may terminate this Agreement with immediate effect by giving written notice to Nicoventures Trading Limited if BAT breaches its obligations under the first sentence of Section 3.1, provided that, if the breach is remediable, Philip Morris Products S.A. gives Nicoventures Trading Limited notice of such breach and BAT fails to cure such breach within [***] Business Days of such notice.

27.4          At the end of the Term (whether by termination or expiry):

(a)          Sections 1, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15.1-15.19, 15.25-15.27, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25 (except for 25.7) 28, 29.7-29.8, 32, and 38:

(i)          Existing Products, [***] and Changed Products Launched prior to the end of the Term, for the avoidance of doubt, the reference in this Section 27.4(a)(i) to “Existing Product” includes both limbs (1) and (2) of that defined term;

(ii)          Accessories and Upgrade Parts, in each case Sold for Use with Part 1 Products, which Accessories and Upgrade Parts are on the market prior to the end of the Term; and

(iii)          Replacement Parts Sold for Use with Part 1 Product, which Part 1 Products are Launched prior to the end of the Term, regardless of whether the Replacement Parts are on the market prior to or after the end of the Term;

in each case, subject to any applicable on-going royalty obligations including all the provisions of this Agreement relating to the calculation of royalties, such continuing rights and obligations shall not continue beyond the [***] anniversary of the termination;

(b)          both the release in Section 4 and the Released Claims Covenant not to Sue in Section 5 shall survive and continue in perpetuity in accordance with their terms, notwithstanding the termination or expiry of the Term and accordingly no such provision may be terminated by any rights including pursuant to any common law rights of repudiation or otherwise;

(c)          the Covenant not to Sue in Section 23 shall survive and continue until the [***] anniversary of the Effective Date, notwithstanding the termination or expiry of the Term before that date and accordingly such provision may not be terminated earlier by any rights including pursuant to any common law rights of repudiation or otherwise;

(d)          each Signatory shall be entitled to a copy of the content of the central repository maintained by the Advisory Committee pursuant to Section 36.1(b) and thereafter such central repository shall be deleted and closed;

(e)          each Party shall promptly irretrievably destroy all Confidential Information of the other Party that was provided or made accessible pursuant to this Agreement, and any copy or manifestation thereof, and make reasonable endeavours to irretrievably delete any electronic copy of any of the foregoing that may remain in the possession or control of such Party (other than copies of such Confidential Information retained for purposes of abiding by such Party’s legal obligations and in complying with such Party’s established document retention policies (including the copy of the central repository referenced above), provided that such Party shall treat such retained Confidential Information in accordance with obligations imposed upon it by this Agreement), all except to the extent that and for so long as such Confidential Information is necessary for the exercise of any rights under this Agreement and/or the continuing licences and Covenants not to Sue under this Section 27.4 and/or to perform any obligations under this Agreement or any Applicable Law or regulatory requirement surviving the end of the Term and/or to resolve any ongoing dispute pursuant to this Agreement; and

(f)           each Party shall certify, upon request by the other Party, to such other Party such Party’s compliance with its obligations under Section 27.4(e); and

(g)          for the avoidance of doubt, Products Launched by either Party after the end of the Term shall not benefit from any licence or Covenant not to Sue under this Agreement other than pursuant to Sections 27.4(b) and 27.4(c).

27.5       The following Sections of this Agreement will remain in effect notwithstanding expiry or termination of this Agreement: Sections 2, 3, 26, 27.4, 27.5, 27.6, 29.1-29.6 (solely until the [***] anniversary of such expiry or termination), 31, 34, 39, 40, and 41.

27.6        Termination or expiry of this Agreement shall not affect any rights, remedies, obligations or liabilities of the Parties that have accrued up to the date of termination or expiry, including the right to claim damages in respect of any breach of the Agreement.

27.7        For the avoidance of doubt neither Party may rescind the Agreement for misrepresentation other than fraud or fraudulent misrepresentation.

28.	CONFIDENTIALITY

28.1          All Confidential Information that is provided or made accessible by the Disclosing Party to the Receiving Party pursuant to this Agreement will be provided, made, accessible and/or disclosed only in accordance with Sections 28.2 through 28.5 (except that Section 28.2 shall not apply to Confidential Information that comprises the terms of this Agreement, other than the Patent Lists referenced below) and will be used solely to the extent necessary for such Receiving Party to perform any obligations or other activities of the Receiving Party under this Agreement and to exercise any licence and right that the Receiving Party gives or is granted or has, in or under this Agreement or for the purpose of resolving any dispute under this Agreement and will be preserved and maintained in confidence by the Receiving Party using at least the same measures it uses to protect its own Confidential Information, but no less than reasonable measures. Notwithstanding anything to the contrary in the [***]: (1) the BAT [***] Patent Families and BAT [***] Patent Families shall be Confidential Information of BAT and PMP shall be deemed a Receiving Party of such Confidential Information; (2) the PMP [***] Patent Families and PMP [***] Patent Families shall be Confidential Information of PMP and BAT shall be deemed a Receiving Party of such Confidential Information; and (3) each such Receiving Party shall be permitted to use the foregoing pursuant to the terms and conditions of this Section 28. Each Signatory agrees that, for the Term, [***] in accordance with [***].

28.2          Each Party shall provide the other Party, within [***] Business Days of the Effective Date, with a list of up to five (unless the Parties agree upon a different number) directors, officers or employees of that Party (whether employed directly or via a service company) nominated to receive Confidential Information of the other Party (a “Confidentiality Ring”). Each Representative within a Confidentiality Ring shall provide written confidentiality undertakings substantially in the form attached in Schedule 28.2, after which Confidential Information may be disclosed to such Representative. Each Party may change the members of its Confidentiality Ring on a one-in-one-out basis provided that the total number of members at any time shall not exceed five unless otherwise agreed. Each Party may disclose Confidential Information to its external legal advisers on confidentiality terms no less strict than those of this Agreement. [***] The Parties shall ensure that all disclosures of Confidential Information between permitted persons shall be made on a “need-to-know” basis only. However, each Party will be free to disclose the existence of this Agreement and the scope of the releases, licences and Covenants not to Sue granted in this Agreement to its Supply Chain Entities, officers, directors and agents.

28.3          From and after the Effective Date, except as expressly permitted hereunder, no Party shall disclose the other Party’s Confidential Information without such Party’s written consent except: (1) as required by any Governmental Authority having jurisdiction and specifically requiring such disclosure; (2) in response to a witness summons, subpoena, court order or as otherwise may be required by law; (3) in confidence, to a Party’s (A) directors, (B) senior managers with responsibility for making decisions regarding the Agreement to the extent necessary for that purpose, (C) accountants, (D) legal counsel, (E) tax advisors and other financial, legal advisors and, (F) subject to the provisions of Section 28.2, its Confidentiality Ring [***]; (4) as required during the course of litigation or pursuant to the ADR Exhibit and subject to a confidentiality agreement, protective order or other appropriate confidentiality regime under the auspices of the relevant tribunal; (5) as required to be disclosed in connection with any filings, reports or disclosures that may be required to comply with the requirements of regulatory authorities or stock exchanges under Applicable Laws; (6) with obligations of confidentiality at least as stringent as those contained herein, to a counterparty in connection with a proposed merger, acquisition, disposal, financing or similar transaction or a proposed exclusive licence, sale or transfer of rights to any Patents under which a licence or Covenant not to Sue is granted under this Agreement; and (7) as required to enforce the terms of this Agreement; provided, however, that prior to any disclosure pursuant to paragraphs (1), (2), (4) or (5) herein, the Party making any such disclosure shall: (A) take reasonable actions in an effort to minimise the nature and extent of such disclosure; and (B) if permissible under Applicable Laws provide at least [***] Business Days advance written notice to the other Party of such disclosure, other than such known disclosure that the Parties are required to make on a quarterly, annual or ordinary course pursuant to the requirements of regulatory authorities or stock exchanges under Applicable Laws.

28.4          The Parties shall develop Competition Law guidelines for required exchanges of information under this Agreement, including but not limited to the Confidentiality Ring, the Advisory Committee and any related meetings.

28.5          Nothing in this Agreement shall: (1) prevent a Party from making a disclosure to, and co-operating with, (A) a regulator regarding any misconduct, wrongdoing or reportable breach of any regulatory requirement or (B) any law enforcement agency regarding any crime, or (2) impose obligations on the Parties that would be contrary to or impede compliance with their obligations under any Applicable Laws or regulatory requirements, provided however that this Section shall not have the effect of extending the scope of any Covenant not to Sue granted under this Agreement.

28.6          The provisions of this Section 28 shall be in effect continuously during the Term and for a period of [***] years after the end of the Term.

29.	WARRANTIES, DISCLAIMERS, AND DUTY TO MITIGATE

29.1          Each of Philip Morris Products S.A. and Nicoventures Trading Limited warrants to the other that as of the Effective Date:

(a)           it is a company duly incorporated and validly existing under the laws of its place of incorporation;

(b)          it has the capacity and authority to enter into this Agreement;

(c)          the person(s) entering into this Agreement on its behalf have been duly authorised to do so; and

(d)         this Agreement and the obligations created hereunder are binding upon it and enforceable against it in accordance with their terms (subject to applicable principles of equity) and do not and will not breach the terms of any other agreement, or any judgment or court order, to which it is bound.

29.2          Philip Morris Products S.A. warrants that:

(a)          as of the Effective Date: (1) PMP is the exclusive owner of all right, title, and interest in and to all of the Patents in the PMP [***] Patent Families, the PMP [***] Patent Families and the PMP [***] Patent Families (other than as set out in Schedule 29.2), including all rights to claim and recover for alleged infringement thereof; and (2) PMP otherwise has all legal rights necessary to grant the licences, Covenants not to Sue, and releases provided for in this Agreement;

(b)          as of the Effective Date it is unaware of any asserted or threatened dispute, claim or allegation, in each case made in writing, that any Third Party has any right, title, or interest in any Patents owned by PMP that are Patent Family Members of: (1) the PMP [***] Patent Families; (2) the PMP [***] Patent Families; (3) the PMP [***] Patent Families; and (4) any other Patent Families that are subject to the licences and Covenants not to Sue given under this Agreement, or any right to claim and recover for alleged infringement thereof;

(c)          Philip Morris Products S.A. has the full right and authority to enter into this Agreement;

(d)          as of the Effective Date, PMP has not transferred or assigned or purported to transfer or assign to any Person any action or right to bring an action with respect to any of the Released Claims;

(e)          as of the Effective Date, PMP has not instituted any lawsuits or proceeding against BAT in any jurisdiction or forum in any court or tribunal in which an allegation of Patent infringement against Existing Products of BAT and/or other Products of BAT Launched after [***] but prior to the Effective Date is made, or any claims (for example unfair competition claims (which for the avoidance of doubt does not include Competition Law claims)) that arise from such patent lawsuit or proceedings (excluding Validity Challenges), or enforcement actions thereof, other than the Proceedings listed in Schedule 2.1(A) and Schedule 3.3;

(f)          PMP has not between [***] and the Effective Date participated in any way (directly or indirectly) in any Intellectual Property Rights transaction in the Territory (as the Territory exists as of the Effective Date) the purpose of which is, or which BAT can reasonably demonstrate has or will have the effect of, avoiding or preventing extending to BAT or its Connected Persons, any material part of the benefit of any of the rights, licences, Covenants not to Sue or releases in the Territory hereunder, for the avoidance of doubt, a transaction will not have such purpose or effect merely because it promotes the commercial success of PMP for example distribution agreements of PMP and other agreements with its Connected Persons;

(g)          as of the Effective Date PMP does not to the best of its knowledge Co-own any Patents in any Patent Family the earliest Patent Family Member of which was filed on or after [***] and does not to the best of its knowledge Co-own any registered trade marks, in each case which would, if wholly owned by PMP, be within any of the licences, Covenants not to Sue and releases provided for in this Agreement;

(h)          PMP has not between [***] and the Effective Date sought, assisted, aided or abetted in seeking, permitted entry of or enforcement of, Measures or permanent injunctions against BAT or its respective Connected Persons (with respect to any Products of BAT), or the respective Products of BAT, in relation to Patent infringement, save as listed in Schedule 2.1(A) and Schedule 3.3;

(i)          as of [***] PMP has not sold any Existing Product, Existing Accessory, Existing Replacement Part, or Existing Upgrade Part, or any respective Component therefor under or by reference to the [***] of BAT excluding any reference to such [***] of BAT that is permitted under the Applicable Law (e.g., descriptive uses and permitted comparative advertising);

(j)          the facts set out in Confidential Exhibit 3A are true and accurate in all material respects; and

(k)          it is a wholly-owned subsidiary of Philip Morris International Inc..

29.3          Nicoventures Trading Limited warrants that:

(a)          as of the Effective Date: (1) BAT is the exclusive owner of all right, title, and interest in and to all of the Patents in the BAT [***] Patent Families, the BAT [***] Patent Families and the BAT [***] Patent Families (other than as set out in Schedule 29.3), including all rights to claim and recover for alleged infringement thereof; and (2) BAT otherwise has all legal rights necessary to grant the licences, Covenants not to Sue, and releases provided for in this Agreement;

(b)          as of the Effective Date it is unaware of any asserted or threatened dispute, claim or allegation, in each case made in writing, that any Third Party has any right, title, or interest in any Patents owned by BAT that are Patent Family Members of: (1) the BAT [***] Patent Families; (2) the BAT [***] Patent Families; (3) the BAT [***] Patent Families; and (4) any other Patent Families that are subject to the licences and Covenants not to Sue given under this Agreement, or any right to claim and recover for alleged infringement thereof;

(c)          Nicoventures Trading Limited has the full right and authority to enter into this Agreement;

(d)          as of the Effective Date, BAT has not transferred or assigned or purported to transfer or assign to any Person any action or right to bring an action with respect to any of the of the Released Claims;

(e)          as of the Effective Date, BAT has not instituted any lawsuits or proceeding against PMP in any jurisdiction or forum in any court or tribunal in which an allegation of Patent infringement against Existing Products of PMP and/or other Products of PMP Launched after [***] but prior to the Effective Date is made, or any claims (for example unfair competition claims (which for the avoidance of doubt does not include Competition Law claims)) that arise from such patent lawsuit or proceedings (excluding Validity Challenges), or enforcement actions thereof, other than the Proceedings listed Schedule 2.1(A) and Schedule 3.3;

(f)          BAT has not between [***] and the Effective Date participated in any way (directly or indirectly) in any Intellectual Property Rights transaction in the Territory (as the Territory exists as of the Effective Date) the purpose of which is, or which PMP can reasonably demonstrate has or will have the effect of, avoiding or preventing extending to PMP or its Connected Persons, any material part of the benefit of any of the rights, licences, Covenants not to Sue or releases in the Territory hereunder, for the avoidance of doubt, a transaction will not have such purpose or effect merely because it promotes the commercial success of BAT for example distribution agreements of BAT and other agreements with its Connected Persons;

(g)          as of the Effective Date BAT does not to the best of its knowledge Co-own any Patents in any Patent Family the earliest Patent Family Member of which was filed or after [***] and does not to the best of its knowledge Co-own any registered trade marks, in each case which would, if wholly owned by BAT, be within any of the licences, Covenants not to Sue and releases provided for in this Agreement;

(h)          BAT has not between [***] and the Effective Date sought, assisted, aided or abetted in seeking, permitted entry of or enforcement of, Measures or permanent injunctions against PMP or its respective Connected Persons (with respect to any Products of PMP), or the respective Products of PMP, in relation to Patent infringement, save as listed in Schedule 2.1(A) and Schedule 3.3;

(i)          as of [***] BAT has not sold any Existing Product, Existing Accessory, Existing Replacement Part, or Existing Upgrade Part, or any respective Component therefor under or by reference to the [***] of PMP excluding any reference to such [***] of PMP that is permitted under the Applicable Law (e.g., descriptive uses and permitted comparative advertising);

(j)          the facts set out in Confidential Exhibit 3B are true and accurate in all material respects; and

(k)          its ultimate parent undertaking and ultimate controlling party is British American Tobacco p.l.c..

29.4          Any warranty expressed to be given “so far as [x] is aware” or “[x] is unaware” or “to the best of [x]’s knowledge”, or otherwise qualified by reference to the knowledge of Philip Morris Products S.A. or Nicoventures Trading Limited, shall mean the actual knowledge of:

(a)          in the case of the warranties in Sections 29.2(g) and 29.3(g), [***] of the Parties (or equivalent positions) as of the Effective Date;

(b)          in the case of the warranties in Sections 37.3(a)(ii)(2) and 37.4(a)(ii)(2), [***] of the Parties (or equivalent positions) as of the Effective Date; and

(c)          in the case of the warranties in Sections 29.2(b) and 29.3(b), [***] of the Parties (or equivalent positions) as of the Effective Date;

in each case after due, diligent and careful enquiry.

29.5          If:

(a)          Philip Morris Products S.A. was in breach of the warranties in Section 29.2(e) on the Effective Date or Nicoventures Trading Limited was in breach of the warranties in Section 29.3(e) on the Effective Date, without limiting the other Party’s remedies in respect of the same, such omitted proceeding shall be deemed to be listed in Schedule 2.1(A);

(b)          Philip Morris Products S.A. was in breach of any of the warranties on the Effective Date in Section 29.2(a), 29.2(c), 29.2(d), 29.2(e) or 29.2(h) or Nicoventures Trading Limited was in breach of any of the warranties in Section 29.3(a), 29.3(c), 29.3(d), 29.3(e) or 29.3(h) on the Effective Date then, without limiting the other Party’s remedies in respect of the same (including rights pursuant to Section 30.2(a)) or the right to claim for any loss or damage, in contract or otherwise, the breaching Signatory shall indemnify and hold harmless the other Party in respect of (subject to Section 29.8) all losses, damages, costs, expenses, charges, penalties and other liabilities (including reasonable legal and other professional fees) incurred or suffered by the other Party arising out of or in connection with any such breach.

29.6          With the sole exception of a Signatory’s representations and warranties expressly set forth in this Agreement, neither Signatory makes any representation or warranty or condition, and each Signatory hereby disclaims all representations and warranties and conditions of any kind, express, implied and statutory. Except solely for the representations and warranties in this Agreement, each Party grants any licence or Covenant not Sue by it “as is” and expressly disclaims any and all representations and warranties and conditions related to any and all Patents and other Intellectual Property Rights.

29.7          Each Party must take reasonable steps and provide reasonable assistance to the other Party to avoid or mitigate any loss arising from a claim or any loss which, in the absence of mitigation, might give rise to a claim under, or in respect of breach of any provision of, this Agreement, and nothing in this Agreement shall restrict or limit such obligation.

29.8          Subject to Section 29.7, in no event shall a Party be liable to the other Party or any Person claiming through the other Party for:

(a)          any incidental, consequential, indirect, punitive, special or liquidated damages or losses, in each case under or in connection with this Agreement, unless such damages or losses:

(i)          arise from a breach entitling the other Party to terminate this Agreement pursuant to Section 27.2 or 27.3, regardless of whether such right to terminate is exercised, and regardless of whether such damages or losses are recovered pursuant to an indemnity under this Agreement;

(ii)          arise from a Specified Breach, regardless of whether the Limitation Right is exercised, and regardless of whether such damages or losses are recovered pursuant to an indemnity under this Agreement; or

(iii)          are recovered pursuant to the indemnity in Section 29.5(b);

(b)          any liability that arises from or in connection with a beneficiary Party’s exercise of any rights under the Patents or other Intellectual Property Rights of the granting Party pursuant to a licence or Covenant not to Sue under this Agreement or any other rights pursuant to such licence or Covenant not to Sue; or

(c)          any Product Claims,

provided that nothing in this Section 29.8 shall affect any liability for royalties payable pursuant to this Agreement.

29.9          The Signatories hereby accept and acknowledge that in respect of each of the warranties given pursuant to this Agreement each of the disclosures set out in Schedules 29.2 and 29.3 shall be deemed fairly disclosed against and qualify each of those warranties, such that a breach of those warranties may not be asserted or claimed in respect of those matters and facts that are the subject of those disclosures.

30.	LIMITATION RIGHT

30.1          The following are the “Specified Breaches”:

(a)           the bringing of any Disputes before any Governmental Authority in breach of Section 40.1Error! No bookmark name given.;

(b)          the seeking of Measures or permanent injunctions in breach of Sections 32.1 to 32.3; and

(c)         any breach of Section 21.3, following which the assignee or licensee of a Party’s Patents seeks Measures or permanent injunctions in a manner that would, had such been sought by a Party, been in breach of Sections 32.1 to 32.3.

30.2          If either Party commits any of the Specified Breaches (the “Breaching Party”) after the earlier of: (1) [***] Launch; or (2) the date that is [***] months after the Effective Date, then:

(a)          if the other Party (the “Innocent Party”) gives the Breaching Party notice of such breach and the Breaching Party fails to cure such breach within [***] Business Days of such notice, then the Innocent Party may serve a further notice on the Breaching Party that the Innocent Party is exercising its right to limit the Breaching Party’s rights under the Agreement (the “Limitation Right”). If such further notice is not served within [***] Business Days after the expiry of the [***] Business Days period following the initial notice, the Innocent Party will be taken to have waived its right to exercise the Limitation Right.

(b)          if the Innocent Party exercises the Limitation Right then from the date of such exercise:

(i)          the rights of the Breaching Party under this Agreement shall be limited to those set out in Section 27.4 and the Breaching Party shall comply with the obligations set out in Section 27.4, mutatis mutandis;

(ii)          [***]; and

(iii)          Section 40.1 shall not prevent the bringing of proceedings in respect of the Post-Exercise Changed Products before any Governmental Authority;

but the Agreement shall otherwise continue to have full force and effect.

(c)          a Party shall be entitled to challenge any purported exercise of the Limitation Right as an Expedited Dispute under the ADR Exhibit. Before such dispute is resolved pursuant to the ADR Exhibit the Limitation Right will not take effect. If it is finally determined pursuant to the ADR Exhibit that the Limitation Right was effectively invoked by the Innocent Party, then the Limitation Right will thereafter take effect [***] the date on which the Limitation Right was exercised by the Innocent Party.

(d)          for the avoidance of doubt, a purported but wrongful exercise of the Limitation Right shall not, of itself, give rise to a right to terminate or constitute repudiation of this Agreement.

31.	VALIDITY CHALLENGES, CHALLENGES TO THE ENTITLEMENT OF A PATENT AND CHALLENGES TO REGISTERABLE INTELLECTUAL PROPERTY RIGHTS

31.1          This Agreement shall not prevent a Party, [***] Companies, or any of their Connected Persons, on or after the Effective Date from:

(a)          continuing Validity Challenges whether or not the Patent is the subject of a licence or Covenant not to Sue (except to the extent that any such Validity Challenge is by way of counterclaim in any of the Proceedings and is to be terminated or discontinued as a direct consequence of the dismissal pursuant to Section 2.1) or recommencing, commencing or filing any Validity Challenge; or

(b)          continuing any challenge to the registration of any registerable Intellectual Property Rights other than Patents whether or not such Intellectual Property Rights is the subject of a release, licence or Covenant not to Sue or recommencing, commencing or filing any challenge to the registration of any registerable Intellectual Property Rights other than Patents.

32.	INJUNCTIONS AND PRE-ACTION COMMUNICATION

32.1          With respect to Products (whether Part 1 Products or Part 2 Products and including Products under assessment) and ARUs, in each case Sold for Use with Products, (provided in the case of Accessories and Upgrade Parts that they are Sold for Use with Products during the Term), and Components of all the foregoing, the Parties shall not seek, assist, aid or abet in seeking, permit entry of, or enforcement of, Measures against each other based on Patent infringement by such Products, ARUs or Components. For the avoidance of doubt, with respect to Part 2 Products, subject to Section 32.231.1, this shall not affect the availability of permanent injunctions (or any enforcement measures resulting from such permanent injunctions) in connection with any such Part 2 Products and ARUs Sold for Use with Part 2 Products and Components of all the foregoing, unless the Parties agree otherwise in any Agreement Part 2.

32.2          If either Party intends to seek a permanent injunction or any other remedy (except Measures with respect to the Products, ARUs and Components referenced in Section 32.1, which shall be governed by Section 32.1, not by this Section 32.2), based on Patent infringement in relation to a Device or Consumable Launched during the Term it believes to be a Part 2 Product, or an ARU Sold for Use with such a Part 2 Product or a Component of any of the foregoing, or an Out-of-Scope Item or component thereof (only to the extent used therein) it shall notify the other Party in writing. If the other Party within [***] Business Days of such notice, fails to: (1) dispute in writing that it is such an item; or (2) request a [***] Business Day moratorium to enable settlement discussions, the Party may seek such permanent injunction or other remedy. If the other Party does within [***] Business Days of such notice, dispute in writing that it is such an item, the Party shall not seek such permanent injunction or other remedy without first referring such dispute, as whether it is such an item, to be determined pursuant to the ADR Exhibit as an Expedited Dispute. If the other Party does within [***] Business Days of such notice request a [***] Business Day moratorium to enable settlement discussion, the Party shall not seek such permanent injunction or other remedy during such moratorium and the Parties shall during such period seek to settle the matter.

32.3          For the avoidance of doubt nothing in this Agreement shall prevent either Party from seeking, assisting aiding or abetting in seeking, permitting entry of, or enforcement of, Measures or permanent injunctions, in respect of its Intellectual Property Rights other than Patents, except that the Parties shall not seek, assist, aid or abet in seeking, permit entry of, or enforcement of, Measures or permanent injunctions against each other in respect of its Intellectual Property Rights other than Patents to the extent such Intellectual Property Rights relate to Products, their respective ARUs, and the Components of such Products or ARUs, which in each case are the subject of the Released Claims or the Released Claims Covenant not to Sue.

32.4          In any proceedings or Measures permitted under this Agreement, neither Party will rely upon the delay of the other Party, where such delay results from: (1) the actions of the Party against which the proceedings or Measures are instituted; or (2) compliance with any procedures under this Agreement.

32.5          In relation to Part 2 Products, the provisions of this Section 32 are subject to the provisions of the Standstill Exhibit.

33.	[***] STANDSTILL AGREEMENT

33.1          The Parties hereby agree that:

(a)          they shall comply with the provisions of the Standstill Exhibit;

(b)          the [***]; and

(c)          if there is any conflict between this Agreement (other than Section 32 and Section 37.6) and the Standstill Exhibit, this Agreement shall take precedence.

34.	NO PRECEDENT

34.1          Each Party acknowledges and agrees that this Agreement has been reached in order to settle existing and potential future disputes and has been heavily negotiated representing a comprehensive, unique and particularised resolution based on the distinctive characteristics of wide-ranging and long running disputes between the Parties in a broad range of rapidly evolving markets. The unique factors and context have resulted in this Agreement. As such, each Party agrees that none of the terms or conditions of this Agreement, including any royalty rates or any other consideration payable hereunder, can be deemed to be a precedent for any other agreement or transaction, nor can any such terms or conditions have any relevance whatsoever in any determination of the terms or conditions that might be adequate or appropriate for any other agreement or transaction, whether or not such agreement or transaction is between or among the Parties or involves any Third Party. Without in any way limiting the foregoing, each Party agrees that the royalty rates and other consideration payable hereunder reflects the comprehensive and Territory-wide nature of the Agreement, the number and diversity of Intellectual Property Rights and Products involved, each of the Parties’ unique situations in rapidly evolving markets, their current and perceived future Intellectual Property Rights portfolios including their geographic coverage, the Parties’ current and future ranges of Products which may come into consideration under this Agreement and no such royalty rate or any other consideration represents, shall be an indication of, or shall be used in the determination of, what constitutes or may constitute adequate, appropriate or reasonable consideration or an adequate, appropriate or reasonable royalty with respect to any particular Intellectual Property Right or product or any set of Intellectual Property Rights or products in any particular jurisdiction or set of jurisdictions worldwide. The Parties further agree that neither the specific terms nor the existence of the Agreement shall be taken as an indication that damages would be an adequate remedy for the infringement of the Parties’ Intellectual Property Rights.

34.2         Use of the designations, “PMP [***] Patent Family”, “PMP [***] Patent Family”, “BAT [***] Patent Family”, “BAT [***] Patent Family”, “Additional Patent Family”, “[***]” and “[***]” in this Agreement is a definitional scheme used solely in this Agreement for convenience and in no way is meant to reflect value or any other attribute or quality of a Patent of the Party, and each Party agrees that such designations are solely for the purposes hereof, and cannot be used in connection with any proceeding or any other matter.

35.	ANNOUNCEMENTS

35.1          Subject to Sections 28.3, 35.2 and 35.3 neither Party shall make, or permit any person to make, any public announcement, communication or circular concerning the existence, subject matter or terms of this Agreement, the wider transactions contemplated by it, or the relationship between the Parties arising out of this Agreement, without the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed).

35.2          The Parties consent to the use of the Q&A and the issuance of Press Releases, in each case in the form in Schedule 35.2, from a date mutually agreed to by the Parties following the Effective Date.

35.3          Each Party may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, without prior notification to the other Party, so long as such statements are consistent with, and do not go beyond, any of the Press Releases or the Q&A (in each case  in the form attached in Schedule 35.2), either Party’s relevant Form 8-K, 6-K or 20-F as applicable (including attachments) filed in connection with the Agreement, or any other statements agreed to jointly by the Parties pursuant to Section 35.1 above.

36.	ADVISORY COMMITTEE

36.1          Immediately following the Effective Date, the Parties shall establish an advisory committee to facilitate communication between the Parties relating to the Agreement (“Advisory Committee”). The Advisory Committee role shall include the following, within the parameters of this Agreement and the requirements of Competition Law:

(a)          promotion of the performance of the obligations under this Agreement;

(b)          the establishment and maintenance of an independently-hosted, virtual central repository, the cost of which shall be borne equally by the Parties, accessible to all Members of the Advisory Committee that includes at least the following information:

(i)          current status of actions under Sections 15, 16, 17 and 18, with each Party being responsible for updating the same in relation to its actions;

(ii)          Final Launch Notices;

(iii)          Final Patent Reports; and

(iv)          the respective Party’s Royalty Rate Records;

(c)          consideration and recommendation to the respective Parties of amendments to the Agreement including:

(i)           to correct what the Advisory Committee believes to be omissions or errors in, or unintended consequences of, the Agreement;

(ii)          to co-ordinate the instruction and remuneration of the Independent Accountant;

(iii)          as to the frequency with which the Independent Accountant is required to verify the Parties’ royalty reports;

(iv)          pursuant to Section 16.2;

(v)          as to the definition of Non-Notifiable [***]; and

(vi)          as to the timings specified in Sections 15, 16 and 17;

(d)          consideration and recommendation to the respective Parties as to whether it would be beneficial for the Parties to develop, for the assistance of the Arbitral Tribunal, guidance as to the operation of this Agreement, and if so the matter that could be addressed in such guidance. This Agreement would take precedence over any such guidance; and

(e)          determination of the form of the Non-Notifiable [***] report referenced in Section 16.7(b);

however, for the avoidance of doubt, the Advisory Committee’s role is an advisory one; the Advisory Committee shall have no power to amend the Agreement; amendment of the Agreement remains subject to Section 41.5.

36.2          The Advisory Committee shall be established and run by the Parties as follows:

(a)          The Advisory Committee shall comprise 6 members (“Members”) comprising an equal number of appointees from each of the Parties. All Members must also be members of a Confidentiality Ring throughout their tenure as Member. The initial members of the Advisory Committee shall be as follows:

PMP Members	BAT Members
[***]	[***]
[***]	[***]
[***]	[***]

(b)          Each of the Parties shall be entitled to remove any Member appointed by it and to appoint any person to fill a vacancy arising from the removal or retirement of such Member. The Parties shall give each other prior written notice of any proposed changes in the identity of their Members.

(c)          The Parties shall use reasonable endeavours to ensure that their appointed Members are of a level of expertise and seniority to deal with the issues that may arise for the Advisory Committee.

(d)          The Advisory Committee shall meet following the Effective Date at intervals of not more than [***] and at any time upon the request of a Party in each case at dates and times to be mutually agreed.

(e)          The meetings shall take place by video call unless agreed otherwise by the Parties in which case each Party shall bear its own travel and subsistence costs.

(f)          The Parties shall alternately host the Advisory Committee meetings. At least [***] Business Days’ written notice of each proposed meeting of the Advisory Committee shall be given to each Member by the Party hosting the meeting.

(g)          The quorum for meetings of Advisory Committee shall be 2 Members from each Party. Members may be represented at any meeting by another Member designated in writing by the absent Member.

(h)          The Advisory Committee shall appoint from the Members a chairperson to chair meetings and a secretary to assist the chairperson. Such appointments shall alternate between the PMP Members and the BAT Members on a [***] basis. In the first instance, the chairperson shall be a PMP Member and the secretary shall be a PMP Member.

(i)          The minutes of each meeting of the Advisory Committee shall be prepared by the secretary and retained in the central repository accessible to all Members. A copy of the minutes of each meeting shall be sent to each of the Members within [***] Business Days of each meeting.

37.	DESIGNATED ASSOCIATED COMPANIES

37.1          The rights and obligations under this Agreement, solely in relation to Designated Associated Companies, are amended pursuant to this Section 37.

37.2          Each Signatory shall (and shall procure that each of its Associated Companies, other than a Designated Associated Company, shall):

(a)          not take any action or omission that would (either directly or indirectly) result in:

(i)           a Designated Associated Company of that Party (that is not an Identified PAC DAC) ceasing to be a [***] Company; or

(ii)          an Identified PAC DAC of that Party obtaining rights to any Patents relating to [***], in each case as of the Effective Date;

(including, in each case, (i)-(ii) by making its relevant Intellectual Property Rights or Products available to that Designed Associated Company);

(b)          use Best Efforts to ensure that:

(i)          each Designated Associated Company of that Party (that is not an Identified PAC DAC) remains a [***] Company

(ii)          no Identified PAC DAC of that Party obtains any Patents relating to [***], in each case as of the Effective Date

(including, in each case, (i)-(ii) by exercising all voting rights, powers and other rights (direct and indirect) available to it);

(c)         not disclose any Confidential Information of the other Party to a Designated Associated Company (or its Representatives) of that Party, except that a Party may disclose the terms of the Agreement (pursuant to the confidentiality terms of this Agreement) to any of those Designated Associated Companies of that Party in so far as it is necessary to do so to secure compliance with this Agreement by those Designated Associated Companies;

(d)          ensure that its Representatives that have any Confidential Information of the other Party (including, for the avoidance of doubt, information about the terms of this Agreement other than the information about the terms of this Agreement disclosed pursuant to Section 37.2(c)), including members of its Confidentiality Ring, are not Representatives of any of its Designated Associated Companies and shall have no communications with Representatives of its Designated Associated Companies related to or concerning this Agreement, its subject matter, or matters pertaining to it; and,

(e)          take any such action as is required to ensure that such Signatory and its Affiliates (excluding for the purposes of this sub-Section (e) its Designated Associated Companies) can prevent the making of, or procure the withdrawal of, any Prohibited Assertion Claim made or asserted by a New DAC of such Signatory, including through securing rights (enforceable against such New DAC) to procure the same;

provided that the foregoing obligations under subsections (a), (b) and (e) shall not oblige a Signatory to do anything that is unlawful.

37.3          Nicoventures Trading Limited:

(a)          warrants to PMP that: (1) the Associated Companies of BAT set out in Schedule 1.1.92 comprise the only Designated Associated Companies of BAT as at the Effective Date; and (2) as at the Effective Date, save for the Identified PAC DACs, each of those Designated Associated Companies:

(i)          is not involved directly or indirectly in [***]; and

(ii)          does not own (solely or jointly), and has no right to enforce (1) [***] or (2) as far as Nicoventures Trading Limited is aware, [***] subject to the Released Claims set out in Section 4.1(g); and

(b)          undertakes to notify PMP of: (1) a Person becoming a New DAC and whether it is a [***] Company; or a Person ceasing to be a Designated Associated Company of BAT; and/or (2) a Designated Associated Company of BAT that is a [***] Company ceasing to be a [***] Company; and such notification being made in the case of (1) within [***] months of such change, and in the case of (2) by no later than [***] in the subsequent calendar year following such a change.

37.4          Philip Morris Products S.A:

(a)          warrants to BAT that: (1) the Associated Companies of PMP set out in Schedule 1.1.92 comprise the only Designated Associated Companies of PMP as at the Effective Date; and (2) as at the Effective Date, save for the Identified PAC DACs, to each of those Designated Associated Companies:

(i)          is not involved directly or indirectly in [***]; and

(ii)          does not own (solely or jointly), and has no right to enforce (1) [***]; or (2) as far as Philip Morris Products S.A is aware, [***] subject to the Released Claims set out in Section 4.1(g); and

(b)          undertakes to notify BAT of: (1) a Person becoming a New DAC and whether it is a [***] Company, or a Person ceasing to be a Designated Associated Company of PMP; and/or (2) a Designated Associated Company of PMP that is a [***] Company ceasing to be a [***] Company; and such notification being made in the case of (1) within [***] months of such change, and in the case of (2) by no later than [***] in the subsequent calendar year following such a change.

37.5          Each of PMP’s and BAT’s respective aggregate liability under or pursuant to this Agreement (in respect of every kind of liability including, but not limited to, liability in contract, tort (including negligence), misrepresentation, restitution or otherwise) for the actions or omissions of all of its Existing DACs and New DACs in so far as the relevant actions or omissions occur at a time at which such Person is a Designated Associated Company shall, subject to Section 37.7 below, be capped at [***] (the “DAC Cap”) For the avoidance of doubt, neither Signatory’s liability for a breach of Sections 37.2, 37.3, or 37.4 shall be subject to the DAC CAP.

37.6          Subject to Section 37.9(c), each Signatory acknowledges and agrees that any action of any Designated Associated Company of the other Signatory, provided that the same is not solicited, procured or actively encouraged by a Signatory or its Associated Companies (excluding its Designated Associated Companies), cannot result in the termination of the Agreement or the termination or loss of any other rights or benefits of that other Signatory under this Agreement, including pursuant to Sections 9.3, 11.2, 27.2, 27.3 and 30.2.

37.7          The DAC Cap shall not apply to, or (in whole or part) limit or exclude, a Party’s liability (including the liabilities of or for any of its Designated Associated Companies’ actions or omissions) in respect of:

   (a)        any of the following amounts, sums, liabilities or obligations arising under or in respect of the Agreement (and, for the avoidance of doubt, such amounts, sums, liabilities or obligations shall not count towards the DAC Cap):

 (i)          any royalties paid or to be paid (whether by the sale or manufacture by a Party, its Associated Companies, Designated Associated Company or otherwise) pursuant to this Agreement;

 (ii)         any other payments or expenses specified in this Agreement to be paid by a Party including payments in respect of Intellectual Property Rights owned [***] by third parties pursuant to Sections 22.1(b), 22.1(d) and 25.1, expenses payable pursuant to Section 16.9 ([***] Tests), Section 15.27(g) (PMP costs of assessment of [***]), Section 36 (operation of the Advisory Committee) and Schedule 19.7 (fees of Independent Accountant);

 (iii)        any taxes on the foregoing payments under Sections 37.7(a)(i) or 37.7(a)(ii) paid or to be paid by the paying Party; and

(iv)         any interest on, additional damages, and enforcement costs incurred or awarded in respect of any of the foregoing amounts or payments due pursuant to the Agreement; and

(b)         any liabilities or losses (1) in respect of fraud or fraudulent misrepresentation; (2) in respect of death or personal injury caused by or arising from negligence; or (3) to the extent or that cannot be excluded by Applicable Law.

37.8          If:

  (a)       a Designated Associated Company (an “Enforcing DAC”) of a Party (such Party (excluding the Enforcing DAC) being a “Benefiting Party”) recovers damages or other financial compensation, payments or awards (including royalty awards, account of profits, recovery of legal costs or other penalties and payments) from the other Party (and/or its Affiliates, for the avoidance of doubt) (collectively the “Compensating Party”), by pursuing any claim or action against the Compensating Party which, if the same claim or action is pursued by the Signatory of the Benefiting Party, is or would be a breach of this Agreement, such as the Enforcing DAC asserting Patent rights that are the subject of a Covenant not to Sue under the Agreement (collectively “DAC Breaches”); or

(b)          the Benefiting Party (or any of its other Associated Companies, other than the Enforcing DAC) otherwise benefits economically or financially, directly or indirectly, from a DAC Breach by an Enforcing DAC of the Benefiting Party, including through the consequences of an injunction or seizure being granted against the Compensating Party;

then in either case of (a) or (b) any amount that is attributable to: (1) those damages or other financial compensation, payment or awards under Section 37.8(a) that a Benefiting Party or any of its other Associated Companies receives, is paid, or otherwise benefits from, through its investment in the Enforcing DAC; or (2) the economic or financial benefit of the Benefiting Party or any of its other Associated Companies derived under Section 37.8(b) then the Benefiting Party shall pay such amount (or an amount equivalent to such benefit) to the Compensating Party without delay, and in any event within [***] Business Days of the Benefiting Party receiving the same amounts, and payment shall be without prejudice to the Compensating Party’s other rights and remedies under this Agreement including those pursuant to Section 37.9 (but, for the avoidance of doubt, the Compensating Party shall not be entitled to recover damages more than once in respect of the same loss resulting from a DAC Breach).

37.9       Without prejudice to the DAC Cap or Section 37.8, if an Enforcing DAC of a Benefiting Party asserts or brings any claim, proceeding or litigation in respect of or against a Compensating Party (or any Connected Persons of the Compensating Party, solely to the extent the actions of the Connected Person relates to the Products of the Compensating Party) for infringement of any Patents that are the subject of a Covenant not to Sue or a licence under this Agreement in respect of the Compensating Party’s (or, where applicable, its Connected Person’s) activities in so far as they are activities that are within the scope and/or grant of the Covenant not to Sue or licence so granted hereunder (such claims “Prohibited Assertion Claims”):

(a)          the Benefiting Party shall use Best Efforts to procure that such Enforcing DAC promptly, and within [***] Business Days, withdraws and causes to be dismissed all such Prohibited Assertion Claims it has made or initiated [***] until the expiry of the Term or until it ceases to be an Associated Company, provided that the foregoing shall not oblige a Benefiting Party to do anything that is unlawful;

(b)          the Benefiting Party shall, acting in good faith cooperate with the Compensating Party in respect of, and shall disclose to the Compensating Party, all material actions, steps and communications that the Benefiting Party has and is taking to fulfil its obligations under Section 37.9(a);

(c)          notwithstanding the DAC Cap, if: (1) (A) a final injunction; (B) an interim injunction that was either granted or upheld following an inter partes hearing, or (C) an interim injunction that was obtained on an ex parte basis and which remains in place for [***] months [***], despite the Best Efforts of the Compensating Party to have it lifted, is secured against the Compensating Party (including any of its Affiliates) pursuant to or in respect of such Prohibited Assertion Claims (irrespective of compliance with Section 37.9(a)); or (2) such Prohibited Assertion Claims are not withdrawn and dismissed in accordance with Section 37.9(a), in any such case of (1) or (2):

(i)          the Enforcing DAC of the Benefiting Party shall immediately cease to benefit from all Covenants not to Sue and licences granted by the Compensating Party for the remainder of the Term of the Agreement; and

(ii)          notwithstanding anything else in this Agreement, provided that such Prohibited Assertion Claims have not been withdrawn and dismissed in accordance with Section 37.9(a), the Compensating Party shall be thereafter entitled to assert against the Benefiting Party [***] Patents [***] (irrespective of being within the same Patent Families) as have been asserted by the Enforcing DAC in the Prohibited Assertion Claims in that Product Category. The [***] Patents permitted to be asserted under this Section 37.9(c)(ii) may be asserted in:

(A)          the same jurisdiction in which the Prohibited Assertion Claims have been asserted in respect of or against the Compensating Party (“Country X”); or

(B)         in any other single jurisdiction (“Country Y”), provided that [***]. For the purposes of this Section 37.9(c), in the event that audited financial statements are not available for a relevant jurisdiction for the relevant Product Category, [***] in accordance with that Party’s internal policies and procedures.

For clarity, the right to assert Patents pursuant to this Section 37.9(c)(ii) includes bringing proceedings before any Governmental Authority, and for the further avoidance of doubt, including by seeking Measures and permanent injunctions; and upon the occurrence of any Prohibited Assertion Claim, notwithstanding the provisions of Sections 28 and 35 of this

Agreement, the Compensating Party and the Benefiting Party shall each be entitled to issue public communications in response to such Prohibited Assertion Claim regarding its rights under this Agreement, including in relation to any steps taken to assert any Patents against the Enforcing DAC and/or Benefiting Party, pursuant to this Section 37.9.

38.	SANCTIONS

38.1          The Parties agree to comply with Sanctions in the performance of this Agreement. No licence, Covenant not to Sue, indemnity or other rights granted by either Party under this Agreement shall be effective to the extent this is or would be in breach of Sanctions for the grantor.

38.2          No Party shall be required to perform any obligation under this Agreement, and no Party shall be liable for failure to perform or delay in performing any obligation under this Agreement, to the extent that such performance would be in breach of Sanctions or such Party reasonably considers (acting in good faith) that such performance would expose the Party or any of its Affiliates to a risk of breach, penalty or other punitive consequences under Sanctions.

38.3          To the extent that Sanctions are imposed which prevent performance by a Party in accordance with Section 38.2, the Parties agree to, within a reasonable period, negotiate in good faith a practical solution in a manner that is compliant with Sanctions.

39.	GOVERNING LAW

This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the law of England and Wales, subject to the provisions of section 5 of the licence entered into in the form set forth in Schedule 3.1.

40.	JURISDICTION

40.1          All Disputes, shall be resolved in accordance with the ADR Exhibit, which shall be the sole, final, and exclusive procedure for the resolution of any such Dispute. The Parties irrevocably consent to and accept the exclusive jurisdiction of the courts of England and Wales in respect of any other dispute, controversy or claim arising out of or in connection with this Agreement. For the avoidance of doubt this shall not prevent the parties from seeking Measures from other Governmental Authorities where the seeking of such Measures is permitted under this Agreement.

40.2          For the avoidance of doubt:

(a)          in resolving such matters under the ADR Exhibit, the Arbitral Tribunal (as defined in the ADR Exhibit) shall apply the mechanisms set forth in this Agreement including those set forth in Sections 15 to 18;

(b)          any determination of the Arbitral Tribunal as to whether a Patent is Enforceable or a product is Within the Scope of a Patent, shall not affect questions of Patent validity, enforceability or infringement beyond this Agreement.

41.	GENERAL

41.1          No Other Rights. No rights are granted under this Agreement, by implication, estoppel, statute or otherwise, except as expressly set forth herein.

41.2          Further Assurances. Each Party shall, at its own cost, promptly execute and deliver all such documents, and do all such things, as the other Party may from time to time reasonably require for the purpose of giving full effect to the provisions of this Agreement and to secure for the other Party, its Connected Persons, the full benefit of the rights, powers, and remedies conferred upon it under this Agreement.

41.3          Entire Agreement and Remedies.

(a)          This Agreement sets out the entire agreement between the Parties relating to the subject matter hereof and, save to the extent expressly set out in this Agreement, supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto. Except as otherwise expressly provided herein, this Agreement and all rights and obligations hereunder are granted and become effective as of, and only as of, the Effective Date.

(b)         Notwithstanding Section 41.3(a) above and Section 41.3(e) below, this Agreement does not affect or override: (1) the [***] (2) any executed agreement between the Parties relating to the Parties’ ownership or use of Intellectual Property Rights other than Patents.

(c)          Notwithstanding Section 41.3(a) above and Section 41.3(e) below, the Parties acknowledge and agree that this Agreement shall govern any Confidential Information disclosed on or after the Effective Date; to the extent it relates to any Confidential Information not governed by this Agreement, the [***] shall not be affected by this Agreement.

(d)          The rights, powers, privileges, and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges, or remedies provided by law.

(e)          If there is any conflict between the terms of this Agreement and any other agreement entered into between the Parties in relation to the Products, this Agreement will prevail unless:

(i)           such other agreement expressly states that it overrides this Agreement in the relevant respect; and

(ii)          the Parties hereto are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement will override this Agreement in that respect.

(f)          This Agreement does not exclude any liability for, or remedy in respect of, death or personal injury caused by Party’s negligence, fraud or fraudulent misrepresentation or for any liability or remedy in so far as the same may not be excluded or limited by law.

(g)          Each Party acknowledges that:

(i)          it has not entered into this Agreement in reliance upon, and it will have no remedy in respect of, any misrepresentation, representation or statement (whether made by a Party or any other Person) which is not expressly set out in this Agreement; and

(ii)          the only remedies available for any misrepresentation or breach of any representation or statement which was made prior to entry into this Agreement and which is expressly set out in this Agreement will be for breach of contract to the exclusion of all other rights and remedies (including those in tort or arising under statute).

41.4          Waiver. Save as expressly set out in this Agreement, a failure or delay by a Party to exercise any right or remedy provided under this Agreement or by law, whether by conduct or otherwise, will not constitute a waiver of that or any other right or remedy, nor will it preclude or restrict any further exercise of that or any other right or remedy; and no single or partial exercise of any right or remedy provided under this Agreement or by law, whether by conduct or otherwise, will preclude or restrict the further exercise of that or any other right or remedy, except where otherwise specifically provided in this Agreement. Save as expressly set out in this Agreement, a waiver of any right or remedy under this Agreement will only be effective if given in writing and will not be deemed a waiver of any subsequent breach or default.

41.5          Variation. No variation or amendment of this Agreement will be valid unless it is in writing and duly executed by or on behalf of each of the Signatories to this Agreement. Unless expressly agreed, no variation or amendment will constitute a general waiver of any provision of this Agreement, nor will it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment, and the rights and obligations under or pursuant to this Agreement will remain in full force and effect except and only to the extent that they are varied or amended.

41.6          Invalidity. Where any provision of this Agreement is or becomes illegal, invalid, or unenforceable in any respect under the law of any jurisdiction then such provision will be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the Parties under this Agreement and, where permissible, that will not affect or impair the legality, validity, or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

41.7          Invalidity or Ineffectiveness of Covenants not to Sue. Without prejudice to the generality of Section 41.2 and Section 41.6, if any Covenant not to Sue granted pursuant to this Agreement is illegal, invalid, ineffective or unenforceable in any respect under the law of any jurisdiction then the granting Party shall grant to the other Party a non-exclusive licence in such jurisdiction which as closely as possible gives effect to the intentions of the Parties in respect of such Covenant not to Sue. A Covenant not to Sue granted pursuant to this Agreement will be deemed to be ineffective to the extent it relates to [***] of the underlying Intellectual Property Rights is entitled to sue a Party to whom such Covenant not to Sue is granted, [***].

41.8         No Grant of Rights Related to [***]. Notwithstanding any other provision of this Agreement, PMP does not grant pursuant to this Agreement to BAT, its Representatives or Supply Chain Entities, any release, licence, Covenant not to Sue, waiver or other right in respect of any product with, or that is Usable with another product or products and results [***], including without limitation pursuant to Section 23 or Section 32.

41.9          No Partnership or Agency. Nothing in this Agreement is intended to, or will be deemed to, establish any partnership or joint venture between any of the Parties, make any Party the agent of another Party, or authorise any Party to make or enter into any commitments for or on behalf of any other Party.

41.10        Notices. Any notice or other communication given under this Agreement or in connection with the matters contemplated herein will, except where otherwise specifically provided, be between Philip Morris Products S.A. and Nicoventures Trading Limited, including, for the avoidance of doubt, notices and communications pursuant to the ADR Exhibit; and shall be in writing in the English language, addressed as provided in Section 41.11 and served:

   (a)        by sending it by internationally recognised courier in which case it will be deemed to have been given upon delivery to that address;

   (b)        by email, in which case it will be deemed to have been given when dispatched subject to confirmation of delivery by a delivery receipt,

provided that in the case of sub-Section (b) above any notice despatched other than during the Working Hours at the destination will be deemed given at the start of the next period of Working Hours.

41.11         Notices. Notices under this Agreement will be sent to the attention of the Persons and to the addresses or email addresses, subject to Section 41.12, as set out below:

   For Philip Morris Products S.A. and its Affiliates where this Agreement specifies that notice is to be sent to the Assessment Representative:

Name:	Philip Morris International

For the attention of:	[***]

Address:	Quai Jeanrenaud 5,Neuchatel 2000, Switzerland

E-mail address:	[***]

with a copy to:

Name:	Philip Morris International

For the attention of:	[***]

Address:	Quai Jeanrenaud 5,Neuchatel 2000, Switzerland

E-mail address:	[***]

For Nicoventures Trading Limited and its Affiliates where this Agreement specifies that notice is to be sent to the Assessment Representative:

Name:	British American Tobacco

For the attention of:	[***]

Address:	Globe House, 1 Water Street, London, WC2R 2PG

E-mail address:	[***]

with a copy to:

Name:	British American Tobacco

For the attention of:	[***]

Address:	Globe House, 1 Water Street, London, WC2R 2PG

E-mail address:	[***]

For Philip Morris Products S.A. and its Affiliates for all other notices:

Name:	Philip Morris International

For the attention of:	[***]

Address:	Avenue du Rhodanie 50, Lausanne Vaud 1001, Switzerland

E-mail address:	[***]

with a copy to:

Name:	Philip Morris International

For the attention of:	[***]

Address:	Quai Jeanrenaud 5,Neuchatel 2000, Switzerland

E-mail address:	[***]

For Nicoventures Trading Limited and its Affiliates for all other notices:

Name:	Nicoventures Trading Limited

For the attention of:	[***], Head of Patents

Address:	Globe House, 1 Water Street, London, WC2R 3LA

E-mail address:	[***]

with a copy to:

Name:	Nicoventures Trading Limited

For the attention of:	[***]

Address:	Globe House, 1 Water Street, London, WC2R 3LA

E-mail address:	[***]

41.12          Changes to Notice Address. Philip Morris Products S.A. and Nicoventures Trading Limited may notify each other of any change to its address or other details specified in the foregoing Section provided that such notification will only be effective on the date specified in such notice or 5 Business Days after the notice is given, whichever is later.

41.13          Rights of Third Parties. A Person who is not a party to this Agreement will have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms, except, however, that the respective Affiliates and Connected Persons of Philip Morris Products S.A. and Nicoventures Trading Limited, will have such rights in relation to the respective rights granted to them pursuant to this Agreement, provided that such Affiliates and Connected Persons enforce their respective rights in accordance with the ADR Exhibit. The rights of Philip Morris Products S.A. and Nicoventures Trading Limited to rescind or vary this Agreement are not subject to the consent of their respective Affiliates and Connected Persons or any other Person.

41.14          Indemnities. The indemnified Party shall inform the indemnifying Party promptly after becoming aware of any Third Party claim subject to indemnification pursuant to Section 1.2, 21.4 or 29.5(b) and shall give the indemnifying Party [***] Business Days to secure the complete withdrawal of such claim upon terms that impose no liabilities or restrictions upon the indemnified Party. Thereafter the indemnified Party shall retain full conduct of the claim save that the indemnified Party shall take reasonable steps to mitigate its liabilities in respect of any such claim and shall not settle any such claim on terms which oblige the indemnifying Party to make any payment to the indemnified Party under this indemnity without the prior written consent of the indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

41.15          Construction; Language. As used in this Agreement, the words “include” and “including” and variations thereof will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation”. The headings in this Agreement and paragraph (I) of the “Background” at the beginning of this Agreement or any of its Exhibits (which has been included only to assist in orientating the reader of the Agreement) will not be referred to in connection with the construction or interpretation of this Agreement. This Agreement is in the English language only, which language shall be controlling in all respects, and all notices under this Agreement shall be in the English language. For the avoidance of doubt, where brands names are used in this Agreement this is for convenience and any changes in brand names shall not affect the rights or obligations of the Parties. All references to the singular shall include the plural where the context so admits and vice versa, unless indicated to the contrary. The Schedules and Exhibits to this Agreement form part of this Agreement and shall have effect as if set out in full in the body of this Agreement. Any reference to this Agreement includes the Schedules and Exhibits to this Agreement. As used in this Agreement, the words “Patent infringement” include without limitation direct, indirect, induced and contributory infringement.

41.16          Calculation of Time Periods. In relation to calculating any time period under this Agreement: (1) any period of time is calculated exclusive of the day from which the time period is expressed to run or the day upon which the event occurs which causes the period to start running; (2) where the day on or by which anything is to be done is not a Business Day, that thing must be done on or by the next Business Day; (3) where a time period is expressed in months or years, this means calendar months or years, such that, subject to (2) above and (4) below, the deadline on or by which anything is to be done is the same day of the subsequent month or year; and (4) where a deadline would expire on a date that does not exist in a subsequent month, then the deadline on or by which anything is to be done is the first Business Day in the following month.

41.17          Signature

(a)          This Agreement may be executed in any number of counterparts. Each counterpart will constitute an original of this Agreement but all the counterparts together will constitute but one and the same instrument.

(b)          This Agreement shall be valid, binding and enforceable against a Party only when executed and delivered by an authorised individual on behalf of the Party by means of:

(i)          a DocuSign® or other electronic signature;

(ii)          an original, manual signature; or

(iii)          a faxed, scanned or photocopied manual signature,

and each DocuSign® or other electronic, faxed, scanned or photocopied manual signature shall for all purposes have the same validity, legal effect and admissibility in evidence as an original manual signature and the Parties hereby waive any objection to the contrary.

(c)          Within 5 Business Days of execution of this Agreement: (1) PMP shall provide to BAT a letter in the form set out in Confidential Exhibit 3A signed by Philip

Morris Products S.A., and (2) BAT shall provide to PMP a letter in the form set out in Confidential Exhibit 3B signed by Nicoventures Trading Limited.

41.18          Force Majeure. Neither Party shall be in breach of this Agreement nor liable for delay in performing, or failure to perform, any of its obligations under this Agreement if such delay or failure result from events, circumstances or causes beyond its reasonable control. In such circumstances the time for performance of the Party affected by such events, circumstances or causes shall be extended by a period equivalent to the period during which performance of the obligation has been delayed or failed to be performed and the unaffected Party may also extend the time for its performance in so far as it is affected by the other Party’s delay.

41.19          English law terms and legislation. An England and Wales legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing includes, in respect of any jurisdiction other than England, a reference to what most nearly approximates in that jurisdiction to the England and Wales legal term and a reference to any legislation includes, in respect of any jurisdiction other than England and Wales, a reference to any legislation of that jurisdiction that most nearly corresponds to the legislation referred to.

[Rest of Page Intentionally Left Blank; Signature Page Follows]

In Witness Whereof, BAT and PMP have executed this Agreement by their duly authorised representatives below on the date specified at the beginning of this Agreement:

Signed by	Zafar Aslam Khan	/s/ ZAFAR ASLAM KHAN
for and on behalf of Nicoventures Trading Limited		(Signature of authorized person)

Signed by	Ralf Wittenberg	/s/ RALF WITTENBERG
for and on behalf of Nicoventures Trading Limited		(Signature of authorized person)

Authorised signatory of Philip Morris Products S.A.:

Signed:	/s/ EMMANUEL BABEAU

Date:	1 February 2024

Authorised signatory of Philip Morris Products S.A.:

Signed:	/s/ MICHELE CATTONI

Date:	1 February 2024

SCHEDULE 1 - DEFINITIONS

1.1          “Accessories” means, an ancillary item Sold for Use with a Product including [***]. For the avoidance of doubt, Accessories shall exclude: (1) Devices; (2) Consumables; (3) Replacement Parts; (4) Upgrade Parts; (5) [***]; and (6) Packaging.

1.2          “Acquired IPR” has the meaning given in Section 21.1(b).

1.3          “[***]” has the meaning given in Section 10.1.

1.4          “Additional Patent Family” has the meaning given in Section 10.3.

1.5          “ADR Exhibit” means the alternative dispute resolution mechanism between the Parties at Exhibit A.

1.6          “ADR Procedure” has the meaning given in the ADR Exhibit.

1.7          “Advisory Committee” has the meaning given in Section 36.1.

1.8          “[***] Test Method” means: (1) [***]. References in this Agreement to the requirements for the outcome of testing with the [***] Test Method take into account the variance within the [***] Test Method and no further allowance shall be made for such variance.

1.9          “[***] Tests” means the tests referenced in Sections 9.5(c), 9.5(d), 16.4, 16.9, 16.10 and 16.11.

1.10         “Affected Product” has the meaning given in 16.2(c)(i).

1.11         “Affiliates” means Associated Companies, however [***] Companies of the Parties, are deemed not to be Affiliates of the respective Parties.

1.12         “Agreement Part 2” means any future agreement between the Parties relating to Part 2 Products.

1.13         “Applicable Law” means all laws, statutes, rules, orders, regulations, by-laws, ordinances, subordinate legislation, judgments, decisions, decrees, and other pronouncements having the effect of law of any national, multinational, regional, state, provincial, county, city or other political subdivision, agency or other body, domestic or foreign, including recognised stock exchanges, to the extent any of the foregoing is applicable to a Party, its Connected Persons or any other Person in any jurisdiction in connection with its activities under this Agreement, including Sanctions.

1.14         “ARUs” means Accessories, Replacement Parts, and Upgrade Parts.

1.15         “Assessment Representative” has the meaning given in Section 41.11.

1.16         “Associated Companies” means any Person, from time to time during the Term, which, directly or indirectly through one or more intermediaries, Controls, is

Controlled by or is under common Control with a Party provided that such Person shall be deemed an Associated Company of such Party only during the period that such Control exists.

1.17         [***].

1.18         “Base Product” has the meaning given in Section 1.288 of this Schedule.

1.19         “BAT [***] Patent Families” means those Patent Families [***].

1.20         “BAT [***] Patent Families” means those patent families [***].

1.21         “BAT [***] Patent Families” means all Patent Families which include one or more [***] Patents owned by BAT.

1.22         “[***] HNB Market Re-entry” has the meaning given in Section 15.23.

1.23         “[***] Vapour Market Re-entry” has the meaning given in Section 15.24.

1.24         “Benefiting Party” has the meaning given in Section 37.8(a).

1.25       “Best Efforts” means, with respect to a Person, diligent, reasonable, and good-faith efforts to accomplish the applicable objective not less than the level of effort a similarly situated Person would expend to achieve the same objective for its own account. Best Efforts do not require such Person to enter into any litigation, arbitration or other legal or quasi-legal proceeding.

1.26         “Breaching Party” has the meaning given in Section 30.2.

1.27        “Business Day” means a day other than Saturday, Sunday or any day on which commercial banks located in London, United Kingdom or the Canton of Vaud, Switzerland are authorised or obligated by Applicable Law to close.

1.28         “Category 1 Representative” has the meaning given in Section 15.8(a)(ii)(B)(a).

1.29         “Category 2 Representative” has the meaning given in Section 15.8(a)(ii)(B)(b).

1.30         “Challenged PMP [***] Patent Family” has the meaning given in Section 17.10(a).

1.31         “Challenged PMP [***] Patent Family” has the meaning given in Section 17.10(a).

1.32         “Changed Product [***]” means a group comprising all Devices and Consumables that are Part 1 Products that are, or have been, [***], excluding from the group any Existing Products. For example: (1) for a Device that is a Changed Product the group is: [***]. However, solely for the purpose of the Changed Product [***] Family:

(a)
in relation to a Vapour Product other than a [***] Product, the Changed Product [***] may (in addition to the above Devices and Consumables) also include [***] already existing Changed Products that are Vapour Products, one or more of which may be Vapour [***] Products;

(b)
in relation to a Vapour [***] Product, it means a group comprising that Vapour [***] Product and [***] already existing Changed Products that are Vapour Products,  one or more of which may be Vapour [***] Products; and

(c)	in relation to a HNB [***] Product, solely for the purposes of the Changed Product [***] Family, it means a group comprising all HNB [***] Products that are Changed Products;

and “Changed Product [***] Members” shall be interpreted accordingly; all Changed Product [***] Members of a Changed Product [***] are within the same Product [***].

1.33       “Changed Product Inter-operable” means in relation to: (1) any Changed Product which is a Device, that such Device when tested with a Consumable of each Consumable Family with which its Previous Device was [***], generates [***] generated by the Previous Device with such Consumables, as measured according to the [***] Method; and (2) any Changed Product which is a Consumable, that such Consumable [***].

1.34        “Changed Product [***] Family” has the meaning given in Section 15.15.

1.35        “Changed Products” means [***] Changed Products, Other HNB Changed Products and Vapour Changed Products.

1.36       “Co-owned” means co-owned, disregarding any co-ownership arising from PCT applications or international trade mark applications with co-applicants. For the avoidance of doubt, a right is not “Co-owned” where there is split ownership in a right, such that one Person owns such right in one jurisdiction and another Person owns the equivalent right in a different jurisdiction. “Co-owned” shall be interpreted accordingly.

1.37       “Compatible” means, in relation to a Consumable and a Device, that they are for use together by consumers: (1) as demonstrated by [***] (2) [***] as demonstrated by [***]; or (3) as otherwise demonstrated [***].

1.38        “Compensating Party” has the meaning given in Section 37.8(a).

1.39        “Competition Law” means competition law and antitrust law, including laws regulating anti-competitive agreements, anti-competitive practices, cartels, monopoly or abuse of a dominant position, and merger control, including but not limited to the United States antitrust laws, including the Federal Trade Commission Act, the Sherman Act, and the antitrust laws of each state, Articles 101 and 102 of the Treaty on the Functioning of

the European Union, Chapters 1 and 2 of the United Kingdom Competition Act 1998, and other similar national, regional, or local law.

1.40        “Compliance Reply” has the meaning given in Section 16.11.

1.41        “Compliant” in relation to: (1) [***], has the meaning in Section 9.5; (2) [***] Changed Products, has the meaning set out in Section 11.3; (3) Other HNB Changed Products, has the meaning set out in Section 12.2; and (4) Vapour Changed Products, has the meaning set out in Section 13.2. Compliance shall be interpreted accordingly.

1.42        “Component” means, in relation to a Product or ARU, a component of that Product or ARU, only to the extent used in that Product or ARU.

1.43        “Condition” has the meaning given in Sections 15.21, 15.22, 15.23 or 15.24, as applicable.

1.44        “Confidential Information” means the terms of this Agreement, and information of any form, whether oral or written, including documents, electronically stored information, and tangible things, that is disclosed by the Disclosing Party to the Receiving Party, including via the Advisory Committee, and that: (1) relates to the subject matter of this Agreement and (2) concerns the Disclosing Party and its products, prototypes, proofs of concept, operations, research and development efforts, Intellectual Property Rights, computer software, plans, intentions, market opportunities, processes, recipes, formulae, vendor and customer relationships, finances and other business operations and affairs, and any other information that, by its nature, the Receiving Party should reasonably know is confidential, and all electronic and tangible embodiments of such information, in each case of (1) to (2), above, whether or not marked or otherwise indicated as being confidential or proprietary and whether delivered by the Disclosing Party in writing, orally, visually and/or in other materials, or manners, including through the Receiving Party’s access to premises, equipment or facilities of the Disclosing Party, or by oral communication with Representatives of the Disclosing Party and all copies, excerpts, summaries, compilations, information, findings, data or analysis derived from the foregoing. For the purposes of this Agreement, the Confidential Information of a Party’s Connected Persons that is disclosed by the Disclosing Party to the Receiving Party is the Confidential Information of such Party. Confidential Information does not include information that the Receiving Party can show by reasonable contemporaneous evidence: (A) was in the public domain at the time it was communicated to the Receiving Party or thereafter becomes generally available to the public other than as a result of the public use, disclosure, or fault of the Receiving Party, (B) was available to the Receiving Party on a non-confidential basis prior to its disclosure to the Receiving Party by the Disclosing Party, (C) becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party or any of its Connected Persons, prior to the public use or disclosure by the Receiving Party provided that such source is not bound by a confidentiality agreement or otherwise prohibited from transmitting the Confidential Information by a contractual legal or fiduciary obligation, or (D) is developed or acquired by the Receiving Party independently of any Confidential Information communicated to the Receiving Party by the Disclosing Party. The fact that the Parties or their Connected

Persons are involved in any dispute resolution procedure in accordance with the terms of this Agreement will be considered Confidential Information of both Parties.

1.45        “Confidentiality Ring” has the meaning given in Section 28.2.

1.46        “Connected Party Actions” has the meaning given in Section 25.4.

1.47        “Connected Person” means a Party’s Supply Chain Entities and their Representatives.

1.48        “Consumable” means any substrate, together with any wrapper or housing therefor, including any electronics, filtration or cooling elements or any other parts that are, or are to be, integrated when sold to and used by a consumer with the wrapper or housing, wherein the substrate is intended to be heated to generate an aerosol for inhalation. Where a Consumable is marketed or sold as multiple Components that are to be combined together by the consumer, such Components together are the Consumable. For the avoidance of doubt, [***], when sold to a consumer and when in operation, will be part of that Consumable [***].

1.49        “Consumable Family” means a Consumable, and any variants of that Consumable which: [***]. Within a Consumable Family, the Consumable and such variant Consumables: [***].

1.50        “[***]” means a [***] of [***] that is used in [***].

1.51        “Contractors” has the meaning given in Section 21.1(a).

1.52       “Control” (including correlative meanings, the terms “Controlled by” and “under common Control with”) as used with respect to a Person means: (1) direct or indirect ownership of fifty percent (50%) or more of the voting securities or other voting interest of any Person; or (2) the possession, directly or indirectly, of the power to direct or cause the direction of the management, affairs and policies of such Person, whether through ownership of voting securities, by contract, as a general partner, as a manager, or otherwise.

1.53        “[***] Patent” means a [***] Patent – HNB or a [***] Patent – Vapour that is not a [***] Patent.

1.54        “[***] Patent” means a [***] Patent – HNB or a [***] Patent – Vapour in each case wherein the [***] is solely implemented by means of [***] of a Device.

1.55        “[***] Patent – HNB” means any Patent of a Party claiming a [***] comprising one or more of the following technologies: [***].

1.56        “[***] Patent – Vapour” means any Patent of a Party claiming a [***] comprising one or more of the following: [***].

1.57        “[***] Patents” means [***] Patents and [***] Patents.

1.58        “Country X” has the meaning given in Section 37.9(c)(ii)(A)

1.59        “Country Y” has the meaning give in Section 37.9(c)(ii)(B).

1.60        “Covenant not to Sue” means a covenant not to sue or bring or maintain or join in any other action, claim, suit, or proceeding in any forum, or otherwise assist, aid, abet or otherwise cooperate with any other Person to do any of the foregoing and “Covenants not to Sue” shall be interpreted accordingly.

1.61        “DAC Breaches” has the meaning given in Section 37.8(a).

1.62        “DAC Cap” has the meaning given in Section 37.5.

1.63        “[***] Launched” means, in relation to a Product, that at any time prior to [***] the Product: (1) was readily available in at least one country in the Territory for consumers, who are independent of a Party and its Supply Chain Entities, to purchase from a Party or its Supply Chain Entities; and (2) (A) [***], and (B) had been provided by the Party, to its Supply Chain Entities which are not its Affiliates, in each case excluding any supply which is solely for the purpose of gifting or consumer testing.

1.64        “De-listed” has the meaning given in Section 18.9 and “De-listing” shall be interpreted accordingly.

1.65        “Designated Associated Company” means, in respect of a Party at any given time, an Associated Company of that Party in respect of which, at that time, that Party [***] of such Associated Company, whether through [***];

1.66        “[***]” has the meaning given in Section 15.27(b) and “[***]” shall be interpreted accordingly.

1.67        “[***] Features” has the meaning given in Section 15.27(d)(iii).

1.68        “[***] Changed Product” has the meaning given in Section 15.27(d)(iii).

1.69          “[***] Patent Family” has the meaning given in Section 15.27(d)(iii).

1.70        “[***] Reply” has the meaning given in Section 15.27(d).

1.71        “Device” means a means an electrically powered device that is involved in or affects aerosol production, other than a Consumable, which is Usable with a Consumable. Where such Device is marketed or sold as multiple Components that are to be combined together by the consumer, such Components together are the Device. For example, where a Device is a “two-part Device”, wherein one Component is a built-in charger unit, then both Components together are the Device. For the avoidance of doubt an [***] does not form part of the Device but is part of the Consumable.

1.72        “Disclosing Party” means the Party or its Representatives disclosing information to the Receiving Party.

1.73        “Dispute” has the meaning given in the ADR Exhibit.

1.74        “Divisional” means, with respect to a Patent, a divisional, continuation, continuation-in-part, reissue, substitution, extension or addition thereof.

1.75        “Draft Launch Notice” has the meaning given in Section 16.3.

1.76        “Draft Patent Report” has the meaning given in Section 17.3.

1.77        “Earlier Product” has the meaning given in Section 15.13.

1.78        “[***] Changed Product” means a Changed Product that is Launched before [***] Launch, that has a Device or Consumable of [***] or [***] Changed Product as a [***] Product.

1.79        “Effective Date” means the date on which all counterparts of this Agreement are duly executed by the Signatories or, if the counterparts are not executed on the same day, the date on which the last such counterpart is duly executed.

1.80        A Patent claim is “Enforceable” for the purposes of this Agreement if, as a matter of the governing law as determined under this Agreement: (1) such Patent claim would not be found to be invalid; (2) such Patent claim would not be found to be unenforceable; (3) the Person seeking to assert such Patent claim is Entitled to such Patent claim; and (4) in relation to [***] Patents, the patent is in full force and effect. A Patent is “Enforceable” with respect to a Product for the purposes of this Agreement if the Product is Within the Scope of an Enforceable claim of that Patent. “Enforceability” shall be interpreted accordingly.

1.81        “Enforcing DAC” has the meaning given in Section 37.8(a).

1.82        A Person is not “Entitled” to a Patent or Patent claim (or lacks “Entitlement” thereof) for the purposes of this Agreement if the Person does not have, as a matter of the governing law of such Patent or Patent claim, sufficient right, title and interest in such Patent or Patent claim to assert such Patent or Patent claim, including if the Person is not the true owner of the Patent.

1.83        “Established” means in relation to a Changed Product of an HNB Product, that at any point [***] after Launch, as proven by the Launching Party to the Patent Owning Party with contemporaneous evidence: (1) (A) the Changed Product has been the subject of a bona fide marketing campaign [***] and (B) the Changed Product is readily available for consumers, who are independent of a Party and its Supply Chain Entities, to purchase from a Party or its Supply Chain Entities, [***] or (2) the Party or its Supply Chain Entities has [***] and (B) the Party has provided, to its Supply Chain Entities which are not its Affiliates, more than: [***]. In the case of each of (1) and (2), the Changed Product must have been available to consumers for a continuous period of [***] months [***], provided that the Changed Product has in fact been Launched in [***]. For the purpose of this definition, a Consumable “unit” is a not a pack or carton; it is a single Consumable. [***] “Establish” and “Establishment” shall be interpreted accordingly.

1.84        “Excepted Claims” has the meaning given in Section 4.2(a).

1.85        “[***]” has the meaning given in Section 10.1.

1.86        “[***]” has the meaning given in Section 10.1.

1.87        “Excluded Changes” means: (1) a change resulting in a substantially different [***]; (2) a change which results in the Consumable ([***]); (3) a change from [***] Consumable to [***] Consumable (or vice versa); (4) a change to a Device resulting in [***]; or (5) a change from a Device [***] to Consumable [***] (or vice versa).

1.88        “Excluded Claims” has the meaning given in Section 15.11.

1.89        “Excluded Patent Families” has the meaning given in Section 15.9.

1.90        “Excluded Patent Family Members” has the meaning given in Section 15.10.

1.91       “Existing Accessories” means the Accessories for Existing Products: (1) which Accessories have been [***]; and (2) identical to those described in (1) if manufactured, marketed, distributed or sold after [***] (prior to, during or after the Term).

1.92        “Existing DAC” means each Designated Associated Company of a Party that is listed in Schedule 1.1.92, as applicable.

1.93       “Existing Product [***]” means: (1) in relation to a Consumable that is an Existing Product, that Consumable and all Consumables that have been [***], that are [***] with the same Device or Devices as that Consumable, which Device or Devices have been [***]; and (2) in relation to a Device that is an Existing Product, that Device and all Devices that have been [***], that are [***] with the same Consumable or Consumables as that Device, which Consumable or Consumables have been [***].

1.94        “Existing Products” means the Products: (1) that have [***], as listed in Schedule 1.1.94; and (2) identical to those described in (1) if manufactured, marketed, distributed or sold after [***] (prior to, during or after the Term).

1.95      “Existing Replacement Parts” means Replacement Parts for Existing Products: (1) which Replacement Parts have [***]; and (2) identical to those described in (1) if manufactured, marketed, distributed or sold after [***] (prior to, during or after the Term).

1.96       “Existing Upgrade Parts” means Upgrade Parts for Existing Products: (1) which Upgrade Parts have been [***]; and (2) identical to those described in (1) if manufactured, marketed, distributed or sold after [***] (prior to, during or after the Term).

1.97        “Expedited Dispute” has the meaning given in the ADR Exhibit.

1.98        “Final Launch Notice” has the meaning given in Section 17.7.

1.99        “Final Patent Report” has the meaning given in Section 17.7.

1.100       “First Appellate Level” means, in relation to a Validity Challenge: (1) where the first instance hearing is before a national court (including the Unified Patents Court) or a national patent office, the relevant first appellate court, [***], as applicable; or (2) where the first instance hearing is before the European Patent Office, the Technical Boards of Appeal.

1.101      “First [***] Sale” has the meaning given in Section 9.4.

1.102      “First Instance Level” means, in relation to a Validity Challenge: (1) where before a national court (including the Unified Patents Court) or a national patent office, the first instance court, in particular, the [***] as applicable; or (2) where the first instance hearing is before the European Patent Office, the opposition Division.

1.103     “[***] Sublicensable IPR” means, with respect to a Party, that such Party has licensed such Intellectual Property Rights from [***] under such licence or Intellectual Property Rights [***] by such Party under such licence or Intellectual Property Rights for, as a result of, [***] or exercise of any rights granted [***].

1.104      “[***]” means [***] and/or [***] Changed Product (including [***]).

1.105      “[***] Changed Product” means any [***] Changed Product of BAT.

1.106      “[***] Changed Product Field of Use” has the meaning given in Section 11.2.

1.107      “[***] Section 18 Products” has the meaning given in Section 15.27(e)(ii).

1.108      “[***] Patent Family Number” has the meaning given in Section 10.5(a).

1.109     “Governmental Authority” means any national, regional, local or other governmental, or administrative body, instrumentality, department or agency, any court, tribunal, administrative hearing body, commission or other similar dispute-resolving panel or body or any other self-regulatory authority, and any Person acting on behalf of any of the foregoing but excluding the Arbitral Tribunal.

1.110      “Gross Revenue” means, in relation to a Product, reported gross revenue from Third Parties in connection with the sale, distribution or any related export or import of that Product.

1.111      “[***] Companies” means any Associated Company of a Party so long (1) as more [***] of that Associated Company’s Turnover is generated through [***], from time to time, and (2) that Associated Company [***].

1.112      “Health and Wellness Product” means a product anywhere in the Territory [***], one or more of: (1) a medicinal product; (2) a medical device; (3) a product available only by prescription; or (4) a product marketed, distributed and sold to: (A)

diagnose, prevent or treat medical conditions; (B) improve health; or (C) maintain or encourage a general state of health or a healthy activity; and (5) ingredients and components for each of (1) to (4).

1.113      “HNB Consumable” means a Consumable with a non-liquid, nicotine-containing or non-nicotine-containing substrate (including gels, with or without tobacco plant material) that is: (1) only Usable with an HNB Device, a [***] Device or a [***] Device [***] in which a nicotine-containing or non-nicotine-containing, non-liquid substrate (including gels, with or without tobacco plant material) is heated, and not burned, to generate an aerosol intended for inhalation; or (2) heated and not burned by heat derived from [***] (a “HNB [***] Product”); but in the case of (1) and (2) excluding products that are exclusively [***]; or (3) a co-existing variant of (1) or (2) that is provided as a product line extension of (1) or (2) [***] a nicotine-containing or non-nicotine-containing aerosol [***] even where such variant would otherwise be considered a [***].

1.114     “HNB Device” means: (1) a Device that is only Usable with HNB Consumables, excluding products that are exclusively [***] and (2) a co-existing variant of (1) that is provided as a product line extension of (1) [***] a nicotine-containing or non-nicotine-containing aerosol [***] even where such variant would otherwise be considered a [***].

1.115      “HNB [***] Product” means an Other HNB Changed Product that is within limb (2) of the definition of HNB Consumable.

1.116      “HNB Product” means an HNB Device, HNB Consumable (including a HNB [***] Product), [***] Device or [***] Device.

1.117      “[***] Device” means: (1) a Device that is only Usable with either (at the election of a consumer on each use) of an HNB Consumable or a Vapour Consumable [***] in which a substrate is heated to generate an aerosol intended for inhalation, excluding products that are exclusively [***]; and (2) a co-existing variant of (1) that is provided as a product line extension of (1) [***] nicotine-containing or non-nicotine-containing aerosol [***] even where such variant would otherwise be considered a [***].

1.118     “[***] Device” means: (1) a Device that is only Usable (at the election of the consumer) with either of, or simultaneously both of, a HNB Consumable and/or Vapour Consumable [***] in which a substrate is heated to generate an aerosol intended for inhalation, excluding products that are exclusively [***]; and (2) a co-existing variant of (1) that is provided as a product line extension of (1) [***] such variant to form a nicotine-containing or non-nicotine-containing aerosol [***] even where such variant would otherwise be considered a [***].

1.119      “Identified” means identified in Schedule 1.1.94 either: (1) as a stock keeping unit; or (2) as a type of product and brand family together with technical attributes which may be combined in different combinations to form such Existing Product. If identified in accordance with (2), then [***]; and “Identify” shall be interpreted accordingly.

1.120      “Identified PAC DACs” means each Existing DAC of a Party that is listed in Schedule 1.1.92 in the case of BAT or Schedule 1.1.92 in the case of PMP, as applicable.

1.121      “[***]” means the HNB Products that are (a) Devices identified in the PMI HNB Devices section of Schedule 1.1.94 as [***] and (b) the Consumables identified in the PMI HNB Consumables section of Schedule 1.1.94 as being as being of the ‘[***].

1.122      “[***] Changed Product” means any [***] Changed Product of PMP.

1.123      “[***] Changed Product” has the meaning given in Section 11.3.

1.124      “Incoming Party” has the meaning given in Section 21.8(c).

1.125      “Independent Accountant” has the meaning given in Schedule 19.7.

1.126      “[***]” means such Devices and Consumables within Notified [***] that have been determined to be Compliant in accordance with this Agreement.

1.127      “[***] Consumable” has the meaning given in Section 9.5(h).

1.128      “[***] Consumable Set” has the meaning given in Section 9.5(h).

1.129      “[***] Covenant not to Sue” has the meaning given in Section 9.2.

1.130      “[***] Devices” has the meaning given in Section 9.5.

1.131      “[***] Field of Use” has the meaning given in Section 9.3.

1.132      “[***] Launch” means, as established by BAT to PMP with contemporaneous evidence: (1) all of [***] is the subject of a bona fide marketing campaign [***]; and (2) all of [***] is readily available for consumers, who are independent of BAT and its Supply Chain Entities, to purchase from BAT or its Supply Chain Entities, [***]; and (3) BAT or its Supply Chain Entities has [***].

1.133      “[***] Launch Notice” has the meaning given in Section 16.3.

1.134      “[***] Royalty” has the meaning given in Section 10.5(c).

1.135      “[***] Family” has the meaning given in Section 15.16.

1.136      “Innocent Party” has the meaning given in Section 30.2(a).

1.137     “Intellectual Property Rights” means Patents, rights to inventions, copyright and neighbouring and related rights, trade marks and service marks, business names and domain names, rights in get-up and trade dress, goodwill and the right to sue for passing off or unfair competition, rights in designs, rights in computer software, database rights, rights to use, and protect the confidentiality of, confidential information (including know-how and trade secrets) and all other intellectual property rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the Territory.

1.138      “International Phase” has the meaning given in Section 15.4.

1.139      “[***]” has the same meaning as “[***]” as understood under the law of England and Wales specifically in patent law. Furthermore, where reference is made to the “[***]” (or “[***]”) of a [***] Patent or [***], then this is the [***] of the independent claim (or the [***] of each of the independent claims) of that [***] Patent or [***]. To the extent there is any disagreement between the Parties as to that meaning, then such dispute is resolved under the ADR Exhibit and by the Arbitral Tribunal considering the relevant [***] Patent in light of the case law of the courts of England and Wales clarifying the meaning of “[***]”.

1.140      “Involuntary Transfer” has the meaning given in Section 21.5.

1.141      “IPR Obligations” has the meaning given in Section 21.3.

1.142      “[***] Devices” means the Devices listed in [***]  Schedule 1.1.94 as being of the [***].

1.143      “ITC” has the meaning given in Section 3.1.

1.144      “[***]” means [***], a corporation incorporated under the laws of [***], and its Associated Companies.

1.145      “[***] Existing Products” means Products manufactured by or on behalf of [***] and distributed by PMP, as set forth in Schedule 1.1.94, including [***].

1.146      “Later Product” has the meaning given in Section 15.13.

1.147      “Launch” means relation to a Changed Product, the point at which, as proven by the Launching Party to the Patent Owning Party with contemporaneous evidence: (1) the Changed Product is the subject of a bona fide marketing campaign [***]; and (2) the Changed Product is readily available for consumers, who are independent of a Party and its Supply Chain Entities, to purchase from a Party or its Supply Chain Entities, [***]; and (3) the Party or its Supply Chain Entities has (A) [***], and (B) the Party has provided, to its Supply Chain Entities which are not its Affiliates, more than [***] in the case of Devices and [***] in the applicable Consumable Family in the case of Consumables. [***]. A Consumable “unit” is a not a pack or carton; it is a single Consumable. References in this definition to a “Changed Product” include any other Changed Product which differs from a Changed Product solely by virtue of being a Non-Notifiable [***]. In relation to [***].

1.148      “Launch Notice” means a Draft Launch Notice or a Final Launch Notice.

1.149      “Launching Party” has the meaning given in Section 16.3.

1.150      “Limitation Right” has the meaning given in Section 30.2(a).

1.151      “Limited Territory” means worldwide excluding the [***].

1.152      “Measures” means any form of summary, preliminary, provisional or interim relief (however described), seizure or sequestration of property granted by any Governmental Authority, including without limitation, preliminary injunctions and temporary restraining orders.

1.153      “Members” has the meaning given in Section 36.2(a).

1.154      “[***].

1.155      “[***] Consumable” means a Consumable of a Party [***] is Usable with any Device of such Party to enable a consumer to have [***].

1.156          “[***]” means, in relation to a Party for an applicable jurisdiction, [***] of the applicable Product where either: (1) the market of legitimate retail sale of the Product is the applicable jurisdiction or; (2) [***] the Product will be or has been sold to consumers in the applicable jurisdiction, [***] in the applicable jurisdictions, less:

 (a)         [***]; and

 (b)         [***];

 [***]”.

1.157      “New DAC” means a Person that becomes a Designated Associated Company after the Effective Date.

1.158      “[***]” means a [***] of Replacement [***] that is not a [***] or a [***].

1.159      “[***] Patent” means a [***] Patent – HNB that is not a [***] Patent or a [***] Patent – Vapour that is not a [***] Patent.

1.160      “[***] Patent” means a [***] Patent – HNB or a [***] Patent – Vapour in each case wherein the [***] is solely implemented by means of [***] of a Device.

1.161      “[***] Patent – HNB” means any Patent of a Party claiming a technology relevant to an HNB Product or component thereof that is not a [***] Patent - HNB. [***].

1.162      “[***] Patent – Vapour” means any Patent of a Party claiming a technology relevant to a Vapour Product or component thereof that is not a [***] Patent – Vapour. [***].

1.163      “[***] Patents” means [***] Patents and [***] Patents.

1.164      “Non-Notifiable [***]” has the meaning given in Section 16.7.

1.165     “[***] Companies” means any Associated Company of a Party for so long as: (1) that Associated Company is not involved directly or indirectly in [***]; and (2) that Associated Company does not [***], and has no right to [***].

1.166      “[***]” is pseudonym for a group of future HNB Products, all as provided in the [***] Launch Notice.

1.167      “Novation Items” means: (1) Existing Products, [***] (if [***] Launch occurs on or before [***]) and Changed Products (if Launched prior to the novation); (2) Accessories and Upgrade Parts, in each case Sold for Use with Part 1 Products, which Accessories and Upgrade Parts are on the market prior to the novation; and (3) Replacement Parts Sold for Use with Part 1 Product, which Part 1 Products are Launched prior to the novation, regardless of whether the Replacement Parts are on the market prior to the novation.

1.168      “Omitted Consumable” has the meaning given in Section 8.2.

1.169      “Omitted Device” has the meaning given in Section 8.1.

1.170      “[***]” means HNB [***] Products and Vapour [***] Products.

1.171      “Other HNB Changed Product” has the meaning given in Section 12.2.

1.172      “Other Injunctions” has the meaning given in Section 3.2.

1.173      “Outgoing Party” has the meaning given in Section 21.8(c).

1.174      “Out-of-Scope Item” means any product which is not a Product or ARU or Component of any of the foregoing.

1.175      “Packaging” means, in respect of a Product or ARU or Component of any of the foregoing, the internal and external packaging [***].

1.176      “Part 1 Products” means Existing Products, [***] and Changed Products.

1.177      “Part 2 Products” means all Products excluding Part 1 Products.

1.178      “Party” and “Parties” have the meaning given in Section 1.3.

1.179      “Patent Family” means all Patents (including any granted patents issuing from currently pending patent applications) existing from time to time in any jurisdiction in the Territory and that are derived from a single PCT application, or claiming the benefit of priority from a common priority-giving right or any Patents that have one or more common PCT applications or priority claims (including the relevant priority-giving right or PCT application) and “Patent Family Member” means any Patent within a Patent Family.

1.180      “Patent Owning Party” has the meaning given in Section 16.3.

1.181      “Patent Report” has the meaning given in Section 17.3.

1.182     “Patents” means the following, and all national equivalents of the following, in any and all jurisdictions in the Territory: (1) all classes or types of patents, including utility patents, utility models, statutory invention registrations, innovation patents, invention certificates, re-examinations, reissues, extensions, renewals and all other post-grant variations thereof but excluding design patents and registered designs; and (2) all applications (including provisional and non-provisional applications), continuations, divisionals, continuations-in-part, extensions, supplementary protection certificates, renewals and re-examinations, rights to inventions and all other pre-grant variations thereof for which applications may be filed in any country or jurisdiction in the Territory.

1.183      “Paying Party” has the meaning given in Section 18.2.

1.184     “Person” means any individual, partnership, joint venture, corporate or unincorporated body, firm, trust, association, Governmental Authority or any other entity not specifically listed herein, and includes a Party and its Representatives.

1.185      “PMP [***] Patent Family” means those Patent Families [***]

1.186      “PMP [***] Patent Family” means those Patent Families [***]

1.187      “PMP [***] Patent Families” means all Patent Families which include one or more [***] Patents owned by PMP.

1.188      “Post-Exercise Changed Products” has the meaning given in Section 30.2(b)(ii).

1.189      “PPD” means a process and/or product description prepared in accordance [***].

1.190      “Pre-Arbitration Procedure” has the meaning given in the ADR Exhibit.

1.191      “Previous Device” means a Device which is a [***] Product and “Previous Consumable” means a Consumable which is a [***] Product.

1.192      “Principles” has the meaning given in Section 25.3.

1.193      “Proceedings” means all proceedings documented in Schedule 2.1(A).

1.194      “Product Acquisition” has the meaning given in Section 21.6.

1.195      “Product Category” means the product category consisting of HNB Products or the product category consisting of Vapour Products. [***]

1.196     “Product Claims” means any action directly or indirectly based on, arising out of or related, in whole or in part to: (1) [***] of Products; (2) [***] of Products; or (3) [***] regarding to Products, in each case (1) to (3) regardless whether such action [***]. For the avoidance of doubt, Product Claims shall not include [***] (A) [***]; or (B) [***]

1.197      “Product Recall” means a product recall mandated by a regulatory body with jurisdiction over the Product.

1.198      “Product Specification” means the Product information [***].

1.199      “Products” means HNB Products and Vapour Products.

1.200      “Prohibited Assertion Claims” has the meaning given in Section 37.9.

1.201      “Proposed [***] Changed Product” has the meaning given in Section 15.27(c).

1.202      “Proposed [***] Features” has the meaning given in Section 15.27(c)(iii).

1.203      “Proposed [***] Patent Family” has the meaning given in Section 15.27(c)(i).

1.204      “Proposed Regulatory Changed Product” has the meaning given in Section 16.2(c).

1.205      “Proposed Removed [***] Changed Products” has the meaning given in Section 15.27(c)(iv).

1.206      “Proposed Removed [***] Products” has the meaning given in Section 15.27(c)(ii).

1.207      “[***]” means [***].

1.208      “R&D” has the meaning given in Section 23.1(c).

1.209      “Receiving Party” means the Party or its Representatives receiving information of the Disclosing Party.

1.210     “[***] Product” means any Device or Consumable of a Part 1 Product of a Party, which is changed by that Party, provided that [***] For the avoidance of doubt, a Changed Product can be a [***] Product for any later Changed Product [***].

1.211      “[***] Product Patents” has the meaning given in Section 16.3(e)(i).

1.212      “Refused [***] Patent Families” has the meaning given in Section 17.10(a).

1.213      “[***]” has the meaning given in Section 15.3.

1.214      “[***] Patent Family Number” has the meaning given in Section 10.5(b).

1.215      “Regulatory Change” has the meaning given in Section 16.2(c)(i).

1.216      “Regulatory Changed Product” has the meaning given in Section 16.2(d)(i)(E).

1.217      “Released Claims” has the meaning given in Section 4.1.

1.218      “Released Claims Covenant not to Sue” has the meaning given in Section 5.1.

1.219      “Released Party” has the meaning given in Section 4.1.

1.220      “Released Patent Families” means all Patent Families which include one or more Released Patents such released Patent Families to be listed in Schedule 1.1.220.

1.221      “Released Patents” means all Patents in issue in the Proceedings.

1.222      “Released Principal Brands” has the meaning given in Section 4.1(f).

1.223      “Released Territorial Brands” has the meaning given in Section 4.1(f).

1.224      “Released Territorial Brands Claims” has the meaning given in Section 4.1(f).

1.225      “Releasing Party” has the meaning given in Section 4.1.

1.226      “Relevant” has the meaning given in Section 15.2. “Relevance” shall be interpreted accordingly.

1.227      “Relevant [***] IPR” has the meaning given in Section 21.5.

1.228      “Relevant [***] Patents” is determined in accordance with either Section 18.4(c) or 18.5(b), as the case may be.

1.229      “Relevant [***] Patents” is determined in accordance with either Section 18.4 or 18.5 18.8, as the case may be.

1.230      “Relevant HNB Sanctions” has the meaning given in Section 15.21 or 15.23, as applicable.

1.231      “Relevant IPR” has the meaning given in Section 21.3.

1.232      “Relevant Patent” means, in relation to a Product, a Patent that is Relevant to that Product.

1.233      “Relevant Patent Family” means, in relation to a Product, a Patent Family that is Relevant to that Product.

1.234      “Relevant [***] IPR” has the meaning given in Section 21.5(a).

1.235      “Relevant Vapour Sanctions” has the meaning given in Section 15.22 or Section 15.24, as applicable.

1.236      “Remaining Additional Patent Families” has the meaning given in Section 17.11.

1.237      “Remaining Party” has the meaning given in Section 21.8(c).

1.238      “[***] Changed Products” has the meaning given in Section 15.27(d)(iii).

1.239      “[***] Products” has the meaning given in Section 15.27(d)(iii).

1.240      “[***]” means a [***] of [***] that is not a [***] where the addition of the [***] to [***] is necessitated by the removal of an [***] in order for a Patent Family to become a [***] Patent Family.

1.241      “Replacement Parts” means like-for-like replacement Components of a Product, including batteries and caps but excluding for the avoidance of doubt: (1) entire Devices; (2) entire Consumables; (3) Upgrade Parts; (4) in the case of [***] Replacement Parts, [***]; and (5) any Component of a Product that has a different Relevant Patent Family than the Component it replaces.

1.242     “Representative” means, with respect to any Person, any and all directors, officers, employees, employee consultants and other agents of such Person for such period as they are a director, officer, employee, employee consultant or other agent of such Person.

1.243      “[***] Patent” has the meaning given in Section 15.3.

1.244      “[***]” has the meaning given in Section 15.3.

1.245      “[***] Patent Offices” means: (1) in respect of HNB Products, [***]; and (2) in respect of Vapour Products, [***].

1.246      “[***] Sublicensable IPR” means, with respect to a Party that such Party has licensed such Intellectual Property Rights [***].

1.247      “[***] Patents” has the meaning given in Section 18.2(b).

1.248      “Royalty Rate Records” has the meaning given in Section 18.11.

1.249      “Royalty [***]” means the [***] set out in Schedule 1.1.249.

1.250      “[***] HNB Market Re-entry” has the meaning given in Section 15.21.

1.251      “[***] Vapour Market Re-entry” has the meaning given in Section 15.22.

1.252     “Sanctions” means economic, financial and trade sanctions laws, regulations, trade embargoes, export controls, Sanctions Lists and other restrictive measures, including (but not limited to) those enacted, administered, implemented and/or enforced from time to time by the UN, the US, the UK, the EU (including its Member States), Switzerland and any other territory or authority with jurisdiction over a Party’s activities (or the activities of its Associated Companies), to the extent any of the foregoing is applicable to a Party or its Associated Companies, as the case may be.

1.253     “Sanctions List” means the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC, the “Consolidated List of Financial Sanctions Targets” maintained by His Majesty’s Treasury, the “Consolidated List of Persons and Entities subject to Financial Sanctions” maintained by the European Commission, the “Consolidated List of Sanctioned Individuals, Entities and Organisations” maintained by the State Secretariat for Economic Affairs and any similar list maintained by, or public announcement of Sanctions designation made by, any relevant sanctions authority.

1.254      “Section 6 BAT Patent Families – [***]” has the meaning given in Section 6.2(b).

1.255      “Section 6 BAT Patent Families – Other HNB” has the meaning given in Section 6.2(a).

1.256      “Section 6 BAT Patent Families – Vapour” has the meaning given in Section 6.2(c).

1.257      “Section 6 PMP Patent Families – HNB” has the meaning given in Section 6.1(a).

1.258      “Section 6 PMP Patent Families – Vapour” has the meaning given in Section 6.1(b).

1.259      “Section 15.21 Addition Date” has the meaning given in Section 15.21.

1.260      “Section 15.21 Dispute” has the meaning given in Section 15.21.

1.261      “Section 15.21 Sanctions Reimposition Notice” has the meaning given in Section 15.21.

1.262      “Section 15.22 Addition Date” has the meaning given in Section 15.22.

1.263      “Section 15.22 Dispute” has the meaning given in Section 15.22.

1.264      “Section 15.22 Sanctions Reimposition Notice” has the meaning given in Section 15.22.

1.265      “Section 15.23 Addition Date” has the meaning given in Section 15.23.

1.266      “Section 15.23 Dispute” has the meaning given in Section 15.23.

1.267      “Section 15.23 Sanctions Reimposition Notice” has the meaning given in Section 15.23.

1.268      “Section 15.24 Addition Date” has the meaning given in Section 15.24.

1.269      “Section 15.24 Dispute” has the meaning given in Section 15.24.

1.270      “Section 15.24 Sanctions Reimposition Notice” has the meaning given in Section 15.24.

1.271      “Signatory” has the meaning given in Section 1.3.

1.272      “[***] Consumable” means a single Consumable that is not a [***] Consumable.

1.273      “Sold for Use with” means, in relation to any Replacement Parts or Upgrade Parts of a Party on the market in the Territory for use by consumers to replace a Component of that Party’s Product: (1) [***] of the Product, Replacement Part or Upgrade Part [***] with that Party’s Product; (2) [***].

1.274      “Specified Breaches” has the meaning given in Section 30.1.

1.275      “[***] Family” has the meaning given in Section 18.5(c).

1.276      “[***] Device” has the meaning given in Section 18.5(c).

1.277      “[***] Patents” has the meaning given in Section 18.5(c).

1.278      “Standstill Exhibit” means the standstill agreement between the Parties at Exhibit B.

1.279      “Subject Countries” has the meaning given in Section 21.6.

1.280     “Supply Chain Entities” means any Third Party whether now or in the future involved in the supply, purchase, distribution, manufacture, assembly, use, marketing, promotion, packaging, transportation, storage, import, export or sale of a Product and Components thereof and related raw materials, on behalf of a Party including farmers, manufacturers, suppliers, both direct and indirect customers, and wholesale and retail distributors and resellers of Products anywhere in the Territory of a Party in each case, to the extent that such Third Party is performing acts in connection with such involvement.

1.281      “System” means a combination of a Consumable and a Device that are Usable together.

1.282      “Tax Deduction” has the meaning given in Section 19.1.

1.283      “Term” has the meaning given in Section 27.1.

1.284      “Territory” means worldwide excluding [***].

1.285      “Third Party” means a Person other than a Party to this Agreement.

1.286     “Turnover” means, in relation to a Party or a Person (in the case of the definition of [***] Companies) for an applicable jurisdiction, Gross Revenue of the applicable Product where either: (1) the market of legitimate retail sale of the Product is the applicable jurisdiction; or (2) [***] the Product will be or has been sold to consumers in the applicable jurisdiction, [***] in the applicable jurisdictions.

1.287      “[***]” [***].

1.288     “Upgrade Parts” means replacement or add-on Components, Sold for Use with a Product (the “Base Product”) that change such Base Product, including without limitation any Component directly involved in or affecting aerosol production and Components that change the consumer experience, and/or the durability and/or battery life of such Base Product, but excluding: (1) entire Devices; (2) entire Consumables; and (3) for BAT, any product Sold for Use with any other product of BAT that results in a [***].

1.289      “Upheld [***] Patent Families” has the meaning given in Section 17.10(a).

1.290      “Usable” means can be used together to generate an aerosol, however, the following shall be disregarded in assessing the same: [***]. “Use” and “Used” shall be interpreted accordingly.

1.291      “Validity Challenge” means any proceeding (including any appeal) in which the validity, enforceability or Entitlement of any Patent is challenged before any Governmental Authority empowered to decide on the validity, enforceability or Entitlement of that Patent including without limitation (1) invalidity, revocation or nullity challenges; (2) any pre-grant or post-grant oppositions, re-examination procedures, third party observations, or other validity challenges to Patents; or (3) any other proceeding filed before any forum that seeks to challenge the validity, enforceability or Entitlement of any Patent (including post grant review proceedings in the United States) and/or seeks a declaration (other than one of non-infringement) in respect of one or more Patents but excluding US District Court declaratory judgment proceedings. For the avoidance of doubt, Validity Challenges shall not include any proceeding in which infringement of a Patent is asserted, or in which a declaration concerning any Product(s) in respect of one or more Patents, including whether a Product is Within the Scope of any claim of a Patent is sought. For the further avoidance of doubt, the consideration under this Agreement, including the ADR Exhibit of whether a Patent claim is Enforceable by one Party against a Product of the other Party is not a Validity Challenge.

1.292      “Vapour Changed Product” has the meaning given in Section 13.2.

1.293     “Vapour Consumable” means: (1) a Consumable consisting of a liquid receptacle that is removable by the consumer (“Pod”); (2) an e-liquid; (3) a [***] Product, in each case of (1) and (2), that is only Usable with a Vapour Device or a [***] Device or a [***] Device, excluding products that are exclusively [***], in each case (1) to (3) containing a nicotine-containing liquid substrate; or (4) a co-existing variant of (1), (2) or (3) that is provided as a product line extension of (1) [***] a nicotine-containing or non-nicotine-containing aerosol [***] even where such variant would otherwise be considered a [***].

1.294      “Vapour Device” means: (1) a Device that is only Usable with a Vapour Consumable to form a System in which a nicotine-containing liquid substrate is electrically heated to vaporise components of the liquid to form a nicotine-containing aerosol intended for inhalation, excluding products that are exclusively [***]; and (2) a co-existing variant of (1) that is provided as a product line extension of (1) [***] a nicotine-containing or non-nicotine-containing aerosol [***] even where such variant would otherwise be considered a [***]. For the avoidance of doubt, any liquid receptacles that are refillable but not removeable by the consumer (“Tanks”) are Components of a Vapour Device.

1.295      “[***] Licence” means the licence granted by [***] to [***] pursuant to Section 20.

1.296     “Vapour [***] Product” means a Vapour Consumable that can be used to generate an aerosol without combination with a separate Device by the consumer and the liquid receptacle of which is not refillable or removable by the consumer (for example, [***]).

1.297      “Vapour Product” means a Vapour Device or a Vapour Consumable (including a Vapour [***] Product).

1.298      “Viable” has the meaning given in Section 16.2(c)(iii).

1.299     A Product is “Within the Scope of” a claim of a Patent for the purposes of this Agreement if that Product, [***] is found pursuant to the ADR Procedure or by agreement between the Parties to fall within the scope of such claim under the applicable governing patent law as determined by this Agreement. A Product is “Within the Scope of” a Patent if that Product, [***] is found pursuant to the ADR Procedure or by agreement between the Parties to fall within the scope of at least one claim of such Patent under the applicable governing patent law as determined by this Agreement. For the avoidance of doubt, if a Party wishes to rely on the [***] to establish that a Product is Within the Scope of a Patent, then the other Party may rely upon any defences available under the applicable law to the application of [***].

1.300      “Working Hours” means the hours of 9:30 a.m. to 5:30 p.m. CET on a Business Day.